Exhibit 99.4

 Notice of annual meeting of common shareholders to be held on  June 20, 2023 and Management Information Circular

 ALGONQUIN | LIBERTY  2023 Management Information Circular  2  Annual meeting  of common shareholders  You may vote by proxy using one of the following methods  If you are unable  to attend the meeting  Your voting instructions must be received before the date indicated on your voting instruction form,  or if voting by proxy, by no later than 1:00 p.m. (Eastern Time) on Friday, June 16, 2023, or not less than  48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.  Email:  proxyvote@tmx.com  Facsimile:  416-595-9593  Touch-tone telephone:  1-888-489-5760  Mail:  TSX Trust Company, Proxy Department,  P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1   Internet:  www.meeting-vote.com

 3  When  Tuesday, June 20, 2023 at 1:00 p.m. (Eastern Time)  Where  Royal Bank Plaza, North Tower 200 Bay Street, Suite 1600 Toronto, Ontario  Notice of annual meeting  of common shareholders of Algonquin Power  & Utilities Corp.  Business of the annual meeting of common shareholders  At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:  Receive the financial statements of the Corporation as at and for the year ended December 31, 2022 and the report of the auditor on the statements;  Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  Elect directors for the ensuing year;  Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 14 of the accompanying Management Information Circular) approving the Corporation’s approach to executive compensation, as further described in the Management Information Circular; and  Consider any other business that may be properly brought before the Meeting or any adjournment thereof.  By order of the Board of Directors,  Kenneth Moore,  Chair of the Board of Directors April 27, 2023

Table of contents

About the Meeting

Annual meeting of common shareholders 2
You may vote by proxy using one of the following methods 2
If you are unable to attend the meeting 2
Notice of annual meeting of common shareholders 3
Letter to shareholders 5
Caution concerning non-GAAP financial measures 6
Solicitation of proxies 7
Voting information 8
You are asked to vote on the following matters 8
Delivery of Meeting Materials 9
Voting instructions 10
Non-Registered Shareholders 10
Registered Shareholders 11
Voting results 12
If you are unable to attend the Meeting... 12
Matters to be acted upon at the Meeting 12
1. Receipt of financial statements 12
2. Appointment of auditor 13
3. Election of Directors 13
4. Advisory vote on executive compensation 14
Director nominees 15
Director equity ownership guideline 15
Majority voting for election of Directors 15
Director skills matrix 16
Highlights – Board nominees 17
Director nominee profiles 18
Meeting attendance 23
Corporate cease trade orders, bankruptcies, penalties, or sanctions 23
Corporate governance practices 24
Corporate governance highlights 24
Board of Directors 25
Committees of the Board of Directors 32
New Director orientation 34
Comparison of NYSE corporate governance rules 34
Continuing education for Directors 36
Position descriptions 37
Corporate and Board policies 39

Non-employee Director compensation

Compensation decision-making process 41
Non-employee Director retainers and fees 42
Directors' Deferred Share Unit Plan 42
Non-employee Director compensation table 43

Executive Compensation

HRCC's Letter to Shareholders 44
Compensation highlights 48
Compensation discussion and analysis 49
Annual compensation decision-making process 49
Compensation Comparator Group 50
Risk management and compensation 51
- Fees paid to compensation consultants 51

Named Executive Officer compensation 52
Executive compensation philosophy 52
Compensation mix 53
Base salary 54
Short-term incentive plan 54
2022 Corporate Scorecard results 55
- Corporate Scorecard results 56

The long-term incentive plan 58
The Stock Option Plan 59
The Share Unit Plan 60
2020 PSU award performance results 62
2022 PSU grants 63
Bonus deferral program 63
The employee share purchase plan 64
The defined contribution pension plan 65
Supplemental Executive Retirement Plan 66
Other executive benefits 67
Compensation clawback policy 67
Executive Equity Ownership Guideline 68
Equity compensation plan information 69
Performance graph 69
Executive compensation information 70
2022 executive performance highlights 70
Summary compensation table 74
Shareholder proposals 82
Additional information 82

Schedules

Schedule "A": Mandate of the Board of Directors I
Schedule "B": Description of the Directors' Deferred Share Unit Plan V
Schedule "C": Description of the Stock Option Plan VII
Schedule "D": Description of the Share Unit Plan IX

ALGONQUIN | LIBERTY
4 2023 Management Information Circular

 5  Letter to shareholders  April 27, 2023  Dear fellow shareholder,  We are pleased to invite you to participate in the annual meeting of common shareholders (“Shareholders”) of Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) to be held on Tuesday, June 20, 2023 (the “Meeting”).  The Meeting will provide an opportunity to ask questions of Algonquin’s management and Board of Directors (“Board”). Shareholders will also be voting on a number of matters. Please read this Management Information Circular (“Circular”) in advance, as it provides information on the Meeting’s agenda and items of business, including the nominees for election to the Board, and several other topics pertinent to the discussion. You are encouraged to participate and to exercise your vote, either during the Meeting or by completing and sending in your proxy or voting instruction form prior to the Meeting.  After the formal business of the Meeting, the management team will share information on the Corporation's business  and outlook. Management and the Board believe that the Corporation's core business is sound and remains well positioned to capitalize on industry tailwinds from the energy transition. We look forward to providing updates on our 2023 key strategic and business initiatives that build on the financial foundations we strengthened through the decisive actions announced earlier this year.  For information concerning Algonquin’s consolidated financial and operational performance for the year ended December 31, 2022, consult our 2022 Annual Report, which can be found on our website (www.algonquinpower.com), or on SEDAR (www.sedar.com).  The Board and management team thank you for your continued support and engagement.  Yours Sincerely,  Kenneth Moore  Chair of the Board of Directors  Arun Banskota  President and Chief Executive Officer

 ALGONQUIN | LIBERTY  2023 Management Information Circular  6  Caution concerning  non-GAAP financial measures  The Corporation’s financial statements, including the audited consolidated financial statements for the year ended December 31, 2022, which will be presented at the Meeting, are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain financial terms used in this Circular do not have standardized meanings under  U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112-Non-GAAP and Other Financial Measures Disclosure. The Corporation’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.  The term "Adjusted Net Earnings" is a non-GAAP financial measure that is used to assess the Corporation's performance under the Corporate Scorecard (see page 56). Adjusted Net Earnings per share ("Adjusted Net EPS")  is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period. "Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization ("Adjusted EBITDA") is a non-GAAP financial measure that is referred to in the context of 2022 accomplishments (see page 70). An explanation  of these non-GAAP financial measures is set out below.  Adjusted EBITDA  Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. The Corporation uses these calculations to monitor the amount of cash generated by the Corporation. The Corporation uses Adjusted EBITDA to assess the operating performance  of the Corporation without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition and transition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant, and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession  and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts on the Corporation's Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days (the "Market Disruption Event") as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S., gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value  of investments carried at fair value, and other typically non-recurring or unusual items. The Corporation adjusts  for these factors as they may be non-cash, unusual in nature, and are not factors used by management for evaluating the operating performance of the Corporation. The Corporation believes that presentation of this measure will enhance an investor’s understanding of the Corporation’s operating performance. Adjusted EBITDA  is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP and can be impacted positively or negatively by these items. A reconciliation of Adjusted EBITDA to net earnings can be found under the heading "Non-GAAP Financial Measures - Reconciliation of Adjusted EBITDA to Net Earnings" in the Corporation's Management's Discussion & Analysis for the year ended December 31, 2022 (the "2022 Annual MD&A"), which section is incorporated by reference herein.  Adjusted Net Earnings  Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. The Corporation uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations (excluding sale of assets in the course of normal  operations), unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales  of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts from  the Market Disruption Event on the Corporation's Senate Wind Facility, changes in value of investments carried  at fair value, and other typically non-recurring or unusual items as these, are not reflective of the performance of the underlying business of the Corporation. The Corporation believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP and can be impacted positively or negatively by these items. A reconciliation of Adjusted Net Earnings to net earnings can be found under the heading "Non-GAAP Financial Measures - Reconciliation of Adjusted Net Earnings to Net Earnings"  in the 2022 Annual MD&A, which section is incorporated by reference herein.

 7  Algonquin Power & Utilities Corp. Management Information Circular –  Proxy Statement for the Annual Meeting of Common Shareholders to be held on Tuesday, June 20, 2023  Solicitation of proxies  We are sending you this Circular to solicit proxies by and on behalf of management of the Corporation for use at the Meeting on June 20, 2023, or any adjournment(s) or postponement(s) thereof. You are entitled to receive  notice of and vote at the Meeting if you were a Shareholder of record as of the close of business on April 24, 2023.  We encourage you to review this Circular and to exercise your right to vote.  You will also receive a proxy or voting instruction form in connection with the Meeting. The solicitation will be  made primarily by mail, but proxies may also be solicited personally, in writing, or by telephone by employees of Algonquin, the Board, or by Algonquin’s transfer agent, TSX Trust Company (“TSX Trust”). We have also retained the services of Morrow Sodali (Canada) Ltd. (“Morrow Sodali”) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $40,000.  Our contractual arrangements with Morrow Sodali provide for additional fees to be payable in certain circumstances. All costs of solicitation will be borne by Algonquin.  “Algonquin”, the “Corporation”, “we”, and “our” means Algonquin Power & Utilities Corp. unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you”, and “your” means a holder of common shares (“Common Shares”) of Algonquin.  In this Circular, unless otherwise indicated, all references to “$” or "C$" are to Canadian dollars and all references to “US$” are to U.S. dollars. The information in this Circular is presented as of April 24, 2023 unless otherwise stated.  Approval of this Circular  The Board of Directors has approved the content and delivery of this Circular.  Kenneth Moore  Chair of the Board of Directors Algonquin Power & Utilities Corp.  April 27, 2023  It is important to vote your shares  Please submit your vote before the date indicated on your voting instruction form, or, if voting by proxy, by no later than 1:00 p.m. (Eastern Time) on Friday, June 16, 2023 or not less than 48 hours (excluding Saturdays,  Sundays, and holidays) before the time any adjourned meeting is reconvened or any postponed meeting is convened.

 ALGONQUIN | LIBERTY  8 2023 Management Information Circular  Voting  information  You are asked to vote on the following matters  The re-appointment of Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  The election of Directors for the ensuing year;  An advisory resolution to approve  the approach to executive compensation disclosed in this Circular; and  Any other business that may be properly brought before the Meeting or any adjournment thereof.  A simple majority of the votes cast by proxy or at the Meeting will constitute approval of matters voted on at the Meeting.  On April 24, 2023, the record date established for notice of the Meeting, there were 688,638,635 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote on each item of business at the Meeting. All Shareholders as of  the record date are entitled to vote at the Meeting, or any adjournment or postponement thereof, either at the Meeting or by proxy as described in this Circular.  To the knowledge of the Directors and officers  of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Common Shares.

 9  Delivery of  Meeting Materials  Notice-and-access  As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received by the Corporation from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice-and- access” to deliver proxy-related materials (such as  this Circular and the Corporation’s 2022 Annual Report, containing the Corporation’s audited consolidated financial statements and the auditor's report thereon and the 2022 Annual MD&A (the "Annual Report" and, together with this Circular, the "Meeting Materials")) to Shareholders. Rather than receiving a paper copy of the Meeting Materials  in the mail, Shareholders of record as of April 24, 2023, the record date for the Meeting, have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing information about the matters to be addressed at the Meeting and the notice-and-access process, a form of proxy (if you are a registered Shareholder) or a voting instruction form  (if you are a non-registered Shareholder), and instructions on how to vote Common Shares. Where a Shareholder has previously consented to electronic delivery, the Notice Package will be sent to the Shareholder electronically.  The Notice Package will be mailed to Shareholders from whom consent to electronic delivery has not been obtained. Shareholders are reminded to review this Circular prior to voting.  The Corporation anticipates that notice-and-access will directly benefit the Corporation through a substantial  reduction in both postage and printing costs and will also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders with questions regarding notice-and-access can call TSX Trust, the Corporation’s transfer agent, toll-free at 1-800-387-0825.  Accessing the Meeting Materials electronically  Electronic copies of the Meeting Materials are available online at www.meetingdocuments.com/tsxt/AQN,  on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, or on the Electronic Document Gathering and Retrieval System (“EDGAR”) of the Securities and Exchange Commission (“SEC”) at www.sec.gov. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Circular.  How to request paper copies of the Meeting Materials  Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package. Shareholders may request paper copies of the Meeting Materials for up to one year from the date that this Circular was filed on SEDAR. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting  instructions and the date of the Meeting, your request must be received by TSX Trust, the Corporation’s transfer agent, by June 6, 2023.  Please note that if you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form, and therefore you should retain the forms included in the Notice Package in order to vote.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  10  Voting instructions  You can vote your Common Shares by proxy or in person at the Meeting. Please follow the instructions in this section based on whether you are a registered or non-registered Shareholder. If you have questions or require assistance with voting your Common Shares, you may contact our proxy solicitation agent:  Morrow Sodali  North American Toll-Free Number: 1-888-777-1346 Collect Calls Outside North America: 1-289-695-3075 Email: assistance@morrowsodali.com  Non-Registered Shareholders  You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.  Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.  The Corporation has distributed copies of the materials related to the Meeting to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the materials related to the Meeting to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the materials related to the Meeting. Intermediaries often use service companies to forward the materials related to the Meeting to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the materials related to the Meeting will:  (i) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by internet, telephone, or fax); or  (ii) less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which has not otherwise been completed. The Non-Registered  Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or TSX Trust, as described in the notice of meeting. This proxy  need not be signed by the Non-Registered Holder.  The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.  Voting in person at the Meeting  We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote unless your intermediary has appointed you as a proxyholder.  Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder should:  Strike out the names of the persons named in the proxy and insert your name (or the name of such other person) in the blank space provided;  Leave the voting instructions section blank because you (or such other person) will be voting at the Meeting; and  When you arrive (or such other person arrives) at the Meeting, meet with a representative at the registration table.  A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instructions form.  The Chair of the Meeting reserves the right to accept late proxies and to waive the cut-off date with or without notice, but is under no obligation to accept or reject any late proxy.  Changing your vote  If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

 11   Registered  Shareholders  You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy included in the Notice Package.  Voting by proxy  Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment or postponement thereof.  You can choose another person or company to be your proxyholder, including someone who is not  a Shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else,  he or she must be present at the Meeting to vote your Common Shares.  Voting at the Meeting  You do not need to complete or return your form of proxy if you intend to vote at the Meeting. Simply attend the Meeting and present yourself to a representative at the registration table.  The Chair of the Meeting reserves the right to accept late proxies and to waive the cut-off date with or without notice, but is under no obligation to accept or reject any late proxy.  Changing your vote  A registered Shareholder who has submitted a proxy may revoke the proxy by delivering a signed instrument in writing, including another proxy bearing a later date, executed by the registered Shareholder or his or her attorney authorized in writing or, if the registered Shareholder is a corporation, by an officer or attorney thereof duly authorized, by depositing such instrument with TSX Trust before the deadline for filing proxies,  or in any other manner permitted by law. The revocation of a proxy does not, however, affect any matter on which a vote has been taken prior to the revocation.  How your proxy will be voted  On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder must follow your instructions.  If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.  Processing the votes  Proxies are counted by our transfer agent, TSX Trust. TSX Trust respects the confidentiality of individual Shareholder votes except if the Shareholder clearly intends to communicate his or her individual position to the Board or management, or disclosure is necessary to comply with legal requirements.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  12  Voting   results  Following the Meeting, a report on the voting results will be available on the Investors section of our website at www.algonquinpower.com and will be filed with securities regulators on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  If you are unable to attend the Meeting...  ... your voting instructions must be received before the date indicated on your voting instruction form or,  if voting by proxy, by no later than 1:00 p.m. (Eastern Time) on Friday, June 16, 2023, or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time any adjourned meeting is reconvened or  any postponed meeting is convened.  You may vote by proxy using one of the following methods  Email:  proxyvote@tmx.com  Facsimile:  416-595-9593  Touch-tone telephone:  1-888-489-5760     Mail:  TSX Trust Company Proxy Department  P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1   Internet:  www.meeting-vote.com  Matters to be  acted upon  at the Meeting   1. Receipt of  financial statements  The Corporation’s audited consolidated financial statements for the year ended December 31, 2022 and the report of the auditor thereon will be placed before the Shareholders at the Meeting.  The audited consolidated financial statements of the Corporation for the year ended December 31, 2022 are included in the Annual Report. Electronic copies of the Annual Report are available at www.meetingdocuments.com/tsxt/AQN, on Algonquin’s website at www.algonquinpower.com, on SEDAR at www.sedar.com, and on EDGAR  at www.sec.gov.

 Services  2022 fees  2021 fees  Audit fees1  $6,780,263  $6,393,021  Audit-related fees2  $101,458  $101,458  Tax fees3  $546,344  $552,786  Other fees4  $50,000  $50,000  Total  $7,478,065  $7,097,265  13  2. Appointment of auditor  The Audit Committee of the Board has reviewed the performance of Ernst & Young LLP, including its  independence relating to the audit, and recommends the re-appointment of Ernst & Young LLP as the independent external auditor of the Corporation for the ensuing year. Ernst & Young LLP has been the auditor of the Corporation since 2013.  The aggregate fees billed by Ernst & Young LLP during the years ended December 31, 2022 and December 31, 2021 were as follows:  For professional services rendered for audit or review or services in connection with statutory or regulatory filings or engagements.  For assurance and related services that are reasonably related to the performance of the audit or review of Algonquin’s financial statements and not reported under Audit fees, including audit procedures related to regulatory commission filings.  For tax advisory, compliance, and planning services.  For all other products and services provided by Algonquin’s external auditor.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote  FOR the appointment of Ernst & Young LLP as the auditor of the Corporation until the end of the next annual meeting of Shareholders or until a successor is appointed.  3. Election  of Directors  The Corporation’s Articles provide that the Board  is to consist of a minimum of three and a maximum of 20 Directors. The number of Directors to be elected  at the Meeting is nine. The nine individuals nominated for election as Directors are listed in the “Director nominees” section beginning on page 15 of this Circular. Directors are elected annually for a term ending at the conclusion of the next annual meeting of Shareholders.  Management does not anticipate that any of the nominees will be unable to serve as a Director. If that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote  for another nominee at their discretion.  The Corporation has a by-law in place setting out advance notice requirements for the nomination of Directors (the “Advance Notice By-Law”). The purposes of the Advance Notice By-Law are to: (i) facilitate an orderly and efficient process for the nomination and election of Directors by Shareholders; (ii) ensure that all Shareholders receive adequate notice of Director nominations and sufficient information with respect to all nominees; and (iii) allow Shareholders to make an informed vote on the election of Directors after having been afforded reasonable time for appropriate deliberation.  The Advance Notice By-Law fixes a deadline by which Shareholders must submit nominations for election of Directors prior to any meeting of Shareholders at which Directors are to be elected, and sets forth the information that a Shareholder must include in the notice to the Corporation in order for a nominee to be eligible for election as a Director. The deadline for the receipt of nominations  for election of Directors at the Meeting is May 11, 2023.  The Advance Notice By-Law prescribes the proper written form for a Shareholder’s notice as well as additional requirements in connection with nominations. A copy of the Advance Notice By-Law is available on the Corporation’s website at www.algonquinpower.com and on SEDAR at www.sedar.com. No person will be eligible for election  as a Director unless nominated in accordance with the provisions of the Advance Notice By-Law. The Board may, in its sole discretion, waive any requirements of the Advance Notice By-Law.  In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the election as Directors the proposed nominees whose names are set out in the “Director nominees” section of this Circular starting on page 15.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  14  4. Advisory vote on executive compensation  The Board has adopted a policy to provide Shareholders with an annual advisory vote on executive compensation based on the model “Say on Pay” policy for boards  of directors published by the Canadian Coalition for Good Governance.  The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy, and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.  Shareholders should review the "HRCC's Letter to Shareholders" beginning on page 44, the “Corporate governance practices” section beginning on page 24, and the “Compensation governance” section beginning on page 30 of this Circular before voting on this matter. The “Compensation discussion and analysis” section beginning on page 49 discusses the Board's compensation philosophy and approach to executive compensation, what our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading “Named Executive Officer compensation” on page 52) are paid, and how their compensation is determined.  This disclosure has been approved by the Board of Directors on the recommendation of the Human Resources and Compensation Committee of the Board ("HRCC").  We encourage any Shareholder who has comments on the Board's approach to executive compensation to forward these comments to the Chair of the HRCC at Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1, Attention:  Corporate Secretary, or by email to board@apucorp.com.  At the Meeting, Shareholders will have the opportunity to vote on the Board's approach to executive compensation through consideration of the following advisory resolution:  “RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors,  that the shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) accept the approach to executive compensation disclosed in the management information circular of the Corporation delivered in advance of  the June 20, 2023 annual meeting of the shareholders of the Corporation.”  As this is an advisory vote, the results will not be binding on the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.  In the absence of a contrary instruction, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

 15  Director nominees  The following pages set forth the name and background information of the nine persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, the person’s principal occupation or employment for the past five years, a summary of his or her experience, the year such person was first elected as  a Director, the Director’s attendance at meetings of the Board and the committees of the Board (the “Committees”)  in 2022, other public company directorships held during the last five years, and the number and value of Common Shares and deferred share units (“DSUs”) beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person. The aggregate number of Common Shares held by the Director nominees as of April 24, 2023 is 488,378,  which represents 0.07% of the issued and outstanding Common Shares.  Director equity ownership guideline  Non-employee Directors are subject to the Non-Employee Director Equity Ownership Guideline. This guideline requires each non-employee Director to hold an equity interest  in the Corporation worth four times the annual retainer or annual Board chair retainer, as applicable, by the later of: (i) the fifth anniversary of his or her appointment or election to the Board; or (ii) the third anniversary of the most recent increase in the annual retainer or board chair retainer, as applicable. Notwithstanding the preceding sentence, if a non-employee Director’s equity ownership falls below the guideline amount due to a decline in the market price of the Common Shares, such Director will have three years to restore compliance. During such three-year period, such Director’s equity holdings will be valued at the higher of acquisition cost or market value. If a non-employee Director does not comply with the guideline by the applicable deadline, such Director must use up to one-third of the cash portion of the annual retainer to purchase additional Common Shares.  In addition, the HRCC may require such Director to elect to receive up to one-third of the annual retainer otherwise payable in cash in the form of DSUs.  The annual retainer and board chair retainer were increased effective January 1, 2022. Based on the values of those retainers, the equity ownership requirement  applicable to the Chair of the Board ("Chair") is US$1,180,000 and to each other non-employee Director is US$790,000.  The equity ownership target for Mr. Banskota, who is also a member of management and therefore subject to the Executive Equity Ownership Guideline, is seven times his base salary, or $7,000,000. Mr. Banskota has until July 17, 2025, the fifth anniversary of his appointment as CEO, to achieve the level of equity ownership required under the Executive Equity Ownership Guideline. See “Executive Equity Ownership Guideline” starting on page 68.  For non-employee Directors, Common Shares and DSUs are considered equity holdings for the purposes of determining compliance with the Non-Employee Director Equity Ownership Guideline. The numbers of Common Shares and DSUs shown in the Director Nominee profiles beginning on page 18 are as of January 3, 2023 and are valued using the volume-weighted average price of the Common Shares on the TSX for the 20 trading days prior to that date, which was  $9.5535. The equity ownership requirements shown in the Director Nominee profiles have been converted to Canadian dollars using a rate of C$1.3658/US$1.00 as of January 3, 2023.  Majority voting  for election  of Directors  In 2022, the Canada Business Corporations Act was amended to codify a majority voting standard for the election of directors of corporations governed by that statute, such as Algonquin. These amendments allow shareholders of applicable corporations to vote “for” or “against” each director nominee in an election where the number of nominees is equal to the number of directors to be elected (referred to as an “uncontested election”). Prior to the amendments, shareholders could only cast their votes “for” a director nominee or “withhold” them from a director nominee, which meant that a nominee could have been elected as a director with less than a majority  of votes cast in his or her favour. To address this issue, prior to the amendments coming into force, the Corporation had a majority voting policy which required a director to offer to resign if he or she received more "withhold" votes than votes in favour in an uncontested election. During the period in which the majority voting policy was in place, all Director nominees received a majority "for" vote at meetings of Shareholders.  As of the date of this Circular, the Board and management of the Corporation believe that the election of Directors at the Meeting will be an uncontested election. In that case, each Director nominee will only be elected to the Board if he or she receives more “for” votes than “against” votes at the Meeting.  The Corporation will issue a news release after the Meeting disclosing the detailed voting results for each Director nominee.

 Banskota  Barnes Chande Goldberg Huskilson Laney Moore Saidi Samil  Senior executive: Experience as a CEO or other senior executive of  a large publicly listed company or a large organization with complex or international operations.  • • • • • • • •  Governance: Experience overseeing governance practices gained through service on a corporate governance committee or as a senior executive of a publicly listed company.  • • • • • • • • •        Stakeholder engagement: Experience in, or a strong understanding of, communications and relationship-building, including with investors, customers, regulators, and/or communities, including Indigenous communities.  • • • • • • • •  Operations: Experience as a senior executive in energy or utility operations, engineering, project management, and development, or construction.  •  • • •  Strategy: Experience developing and implementing strategic plans and leading the growth or transformation of a company, including through complex M&A transactions.  • • • • • • • • •  Human resources/diversity, equity and Inclusion: Experience with executive compensation, leadership development and succession planning, workplace culture, and diversity and inclusion gained through service on  a human resources/compensation committee or as a senior executive with human resources accountabilities within a publicly listed company.  • • • • • • •  Financial: Experience with, and understanding of, accounting and financial reporting standards and internal controls gained through service on an audit committee or as a senior executive in a finance function of a publicly listed company or a major accounting firm,  or experience in corporate finance, including overseeing capital raising and other complex financial transactions.  • • • • • • • •  Risk management: Experience with, or understanding of, risk identification, assessment, management, and mitigation, including an understanding of enterprise risk management frameworks.  • • • • • •  Sustainability/climate: Experience with the development, implementation, and oversight of strategies, policies and practices relating to sustainability, environmental matters including climate change, ESG reporting, and health and safety.  •  • •  Cyber/physical security: Experience with, or understanding of, processes for securing corporate information and systems, physically securing or restricting access to offices, worksites, and other assets, and responding to cyber or physical security incidents.  • • • •  Entrepreneurism: Experience as a founder or senior executive in  a fast-paced organization, including experience and responsibility for driving innovation and responding to change.  • • • • • •  ALGONQUIN | LIBERTY  16 2023 Management Information Circular  Director skills matrix  The Corporate Governance Committee has developed the director skills matrix set out below. The skills matrix is reviewed annually by the Corporate Governance Committee to reflect the expertise, experience, or competencies that it believes are necessary for the Board as a whole to possess as the Corporation's needs evolve. The chart below shows the areas of expertise, experience, and competency that the nominees have  indicated they bring to the Board.

 17  Highlights –  Board nominees  50%  of independent nominees are women.  5.9 years  average tenure of the nominees.  8 of 9  nominees are independent.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  18  Board and Committee Meeting Attendance:  13 of 13 meetings  Board  100%  13 of 13  Voting Results for 2022:  For  99.81%  Against  0.19%  Other public company directorships:  Atlantica Sustainable Infrastructure plc  2020 to present  Equity Ownership Requirement:  28%  Required value  $7,000,000  Status  Target to be met by July 17, 2025  Oakville, Ontario, Canada • Age 62 • Director since 2020 • Non-Independent  Arun Banskota is the President and Chief Executive Officer of Algonquin. Prior to that, he was Vice President, Data Center Global Services and Energy Team at Amazon.com, and was responsible for the planning, engineering, and delivery of global datacenter capacity for Amazon Web Services, a high-growth global market leader of cloud services. Mr. Banskota previously served as President and CEO of EVGo, a high-growth start-up division of NRG created to build scale and presence in the emerging electrical vehicle infrastructure sector. Mr. Banskota was also Managing Director, Global Power, El Paso Corporation where he had responsibility for a global portfolio of power plants and project development. He was also on the leadership team for a large-scale solar power company and has successfully managed project development and financing for solar, wind, and natural gas projects.  Mr. Banskota holds a Master of Arts from the University of Denver and a Master of Business Administration from the University of Chicago.  Common Shares  and share equivalents:  Common Shares DSUs  207,096  N/A  Value Value  Total Value  $1,978,492  $N/A  $1,978,492  Arun Banskota   Key skills and experience  Senior executive  Governance  Stakeholder engagement  Operations  Strategy  Human resources  Financial  Risk Management  Sustainability/climate  Cyber/physical security  Entrepreneur  Director nominee  profiles

Melissa Stapleton Barnes

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Strategy
- Human resources
- Financial
- Risk management

Carmel, Indiana, United States • Age 55 • Director since 2016 • Independent

Melissa Barnes was formerly Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for EliLilly and Company ("**Lilly**"), a global research-based pharmaceutical company. Ms. Barnes held that role at Lilly from 2013 to 2021 and was an executive officer and a member of Lilly's executive committee. Previous roles at Lilly include Vice President and Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology from 2010 to 2012.

Ms. Barnes holds a Bachelor of Science in Political Science and Government (with highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is a Licensed Attorney with the Indiana State Bar, serves on the Dean's Advisory Council for Purdue University's College of Liberal Arts, and is on the board of the Ethics Research Council. Ms. Barnes is Past Chair of the Ethics and Business Integrity Committee for the International Federation of Pharmaceutical Manufacturers and Associations.

Board and Committee Meeting Attendance:	27 of 27 meetings			100%
	Board			13 of 13
	Audit Committee			4 of 4
	Corporate Governance Committee			3 of 3
	Human Resources & Compensation Committee			3 of 3
	Risk Committee			4 of 4
Voting Results for 2022:	For			99.43%
	Against			0.57%
Other public company directorships:				None
Common Shares and share equivalents:	Common Shares	nil	Value	$0
	DSUs	58,402	Value	$557,944
			Total Value	$557,944
Equity Ownership Requirement:				52%
	Required value			$1,078,982
	Status			Target to be met by January 2, 2025



Amee Chande

Key skills and experience

- Senior executive
- Governance
- Strategy
- Human resources
- Financial
- Cyber/physical security
- Entrepreneur

West Vancouver, British Columbia, Canada • Age 49 • Director since 2022 – Independent

Amee Chande is a corporate director and strategy consultant. Ms. Chande is a senior advisor to leading companies in the mobility sector such as ChargePoint. In 2019, Ms. Chande was Chief Commercial Officer for Waymo, Google's self-driving car project, where she was responsible for defining the overall strategy and laying the foundation for a strong commercial business. From 2015 to 2018, she was a Managing Director at Alibaba Group where she was the first senior executive hired to lead globalization. Ms. Chande has also held divisional Managing Director and Chief Executive Officer roles at global retailers including Tesco, Staples, and Wal-Mart in both Europe and the United States. She began her career as a strategy consultant with McKinsey & Company. Ms. Chande serves on the Advisory Board of Livingbridge Private Equity, is a director of Thumbtack, Inc., and is an active volunteer with the World Association of Girl Guides and Girl Scouts where she recently completed her term as a member of the World Board.

Ms. Chande holds a Bachelor of Business Administration degree from Simon Fraser University, a Master of Science degree from the London School of Economics, and a Master of Business Administration from Harvard Business School.

Board and Committee Meeting Attendance:	13 of 13 meetings			100%
	Board			9 of 9
	Audit Committee			2 of 2
	Corporate Governance Committee			2 of 2
Voting Results for 2022:	For			99.58%
	Against			0.42%
Other public company directorships:	Air Canada			2020 to present
	Signature Aviation plc			2018 to 2021
Common Shares and share equivalents:	Common Shares	nil	Value	$0
	DSUs	6,906	Value	$65,976
			Total Value	$65,976
Equity Ownership Requirement:				6%
	Required value			$1,078,982
	Status			Target to be met by June 2, 2027

19

Daniel Goldberg

Key skills and experience
- Senior executive
- Governance
- Stakeholder engagement
- Strategy
- Human resources
- Financial
- Cyber/physical security
- Entrepreneur

Ottawa, Ontario, Canada • Age 58 • Director since 2022 • Independent

Dan Goldberg has been the President and Chief Executive Officer of Telesat Corporation since 2006. Prior to joining Telesat, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held following the purchase of New Skies by SES. During that time, Mr. Goldberg also served as a member of the SES Executive Committee. Prior to becoming Chief Executive Officer, he served as Chief Operating Officer of New Skies and prior to that as New Skies' general counsel. Before joining New Skies, Mr. Goldberg served as Associate General Counsel and Vice President of Government and Regulatory Affairs at PanAmSat. He began his career as an associate at Covington & Burling and then Goldberg, Godles, Wiener & Wright, law firms in Washington D.C.

Mr. Goldberg obtained a Bachelor of Arts in History from the University of Virginia and a Juris Doctor from Harvard Law School.

Board and Committee Meeting Attendance:	19 of 19 meetings			100%
	Board			12 of 12
	Corporate Governance Committee			3 of 3
	Human Resources & Compensation Committee			4 of 4
Voting Results for 2022:	For			99.26%
	Against			0.74%
Other public company directorships:	Telesat Corporation			2021 to present
	MDC Partners, Inc.			2016 to 2020
Common Shares and share equivalents:	Common Shares	40,500	Value	$386,917
	DSUs	9,532	Value	$91,064
			Total Value	$477,981
Equity Ownership Requirement:				44%
	Required value			$1,078,982
	Status			Target to be met by March 28, 2027



Christopher Huskilson

Key skills and experience
- Senior executive
- Governance
- Stakeholder engagement
- Operations
- Strategy
- Human resources
- Financial
- Risk management
- Sustainability/climate
- Cyber/physical security
- Entrepreneur

Wellington, Nova Scotia, Canada • Age 65 • Director since 2020 • Independent

Mr. Huskilson is the President and CEO of 5-H Holdings Inc. and the Chair of XOCEAN Ltd. He was formerly the CEO of Emera Inc., a geographically diverse energy and service company based in Halifax, Nova Scotia that grew from $3 billion in assets to $30 billion during his term as CEO. Mr. Huskilson was a Director of the Corporation from 2009 to 2016. He has also served as a member on the boards of a number of public and private companies in Canada and internationally, as well as community-based not-for-profit organizations.

Since leaving Emera in 2018, Mr. Huskilson has been active in the Atlantic Canadian start-up ecosystem. He is a founding partner and active mentor in Creative Destruction Lab (CDL - Atlantic) which is an objectives-based program for massively scalable, seed-stage science and technology-based companies. He is also a founding member of Canada's Ocean Supercluster and is a founding director at Endeavour Canada, a mentor and investor in start-up companies. Mr. Huskilson is a member of the Association of Professional Engineers of Nova Scotia and is a past Chair of the Canadian Electricity Association, the Greater Halifax Partnership, and the Energy Council of Canada.

Mr. Huskilson holds a Bachelor of Science In Engineering, a Master of Science In Engineering, and a Doctor of Science, Honoris Causa from the University of New Brunswick.

Board and Committee Meeting Attendance:	27 of 27 meetings			100%
	Board			13 of 13
	Audit Committee			4 of 4
	Human Resources & Compensation Committee			6 of 6
	Risk Committee			4 of 4
Voting Results for 2022:	For			99.37%
	Against			0.63%
Other public company directorships:	Tampa Electric Company			2016 to 2019
	Emera Incorporated			2004 to 2018
Common Shares and share equivalents:	Common Shares	104,145	Value	$994,949
	DSUs	25,845	Value	$246,910
			Total Value	$1,241,859
Equity Ownership Requirement:				115%
	Required value			$1,078,982
	Status			Target met

20 ALGONQUIN | LIBERTY
2023 Management Information Circular

D. Randy Laney

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Strategy
- Human resources
- Financial
- Risk management
- Sustainability/climate
- Entrepreneur

Farmington, Arkansas, United States • Age 68 • Director since 2017 • Independent

D. Randy Laney was Chairman of the Board of The Empire District Electric Company ("**Empire**") from 2009 to 2017. He joined the Empire board in 2003 and served as the Non-Executive Vice Chairman from 2008 to 2009 and Non-Executive Chairman from April 23, 2009 until Algonquin's acquisition of Empire on January 1, 2017.

Mr. Laney, semi-retired since 2008, held numerous senior-level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer. In addition, Mr. Laney has provided strategic advisory services to both private and public companies and served on numerous profit and not-for-profit boards. Mr. Laney brings significant management and capital markets experience, and strategic and operational understanding to his position on the Board.

Mr. Laney holds a Bachelor of Science and a Juris Doctor from the University of Arkansas.

Board and Committee Meeting Attendance:	24 of 24 meetings			100%
	Board			13 of 13
	Corporate Governance Committee			5 of 5
	Human Resources & Compensation Committee			6 of 6
Voting Results for 2022:	For			98.71%
	Against			1.29%
Other public company directorships:				None
Common Shares and share equivalents:	Common Shares	16,000	Value	$152,856
	DSUs	49,963	Value	$477,322
			Total Value	$630,178
Equity Ownership Requirement:				58%
	Required value			$1,078,982
	Status			Target to be met by January 2, 2025



Kenneth Moore

Chair of the Board

Key skills and experience

- Governance
- Stakeholder engagement
- Strategy
- Financial
- Risk management
- Entrepreneur

Toronto, Ontario, Canada • Age 64 • Director since 2009[1] • Independent

Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings.

Mr. Moore holds the Chartered Financial Analyst designation and has completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of C. Dir. (Chartered Director).

Board and Committee Meeting Attendance:	13 of 13 meetings			100%
	Board			13 of 13
Voting Results for 2022:	For			96.09%
	Against			3.91%
Other public company directorships:				None
Common Shares and share equivalents:	Common Shares	18,000	Value	$171,963
	DSUs	256,141	Value	$2,447,043
			Total Value	$2,619,006
Equity Ownership Requirement:				163%
	Required value			$1,611,644
	Status			Target met

1. Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

21

Masheed Saidi

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Operations
- Strategy
- Risk management

Dana Point, California, United States • Age 68 • Director since 2014 • Independent

Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. From 2010 to 2017, Ms. Saidi was an Executive Consultant with the Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial, and business consulting services to utilities, ISOs, government agencies, and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of U.S. Transmission for National Grid USA and was responsible for all aspects of its U.S. transmission business. Ms. Saidi previously served on the board of directors of the Northeast Energy and Commerce Association and served as chair of the board for the not-for-profit organization Mary's Shelter.

Ms. Saidi earned a bachelor's degree in Power System Engineering from Northeastern University and her Master of Electrical Engineering from the Massachusetts Institute of Technology.

Ms. Saidi is a Registered Professional Engineer (P.E.).

Board and Committee Meeting Attendance:	22 of 22 meetings			100%
	Board			13 of 13
	Corporate Governance Committee			5 of 5
	Risk Committee			4 of 4
Voting Results for 2022:	For			99.43%
	Against			0.57%
Other public company directorships:				None
Common Shares and share equivalents:	Common Shares	15,115	Value	$144,401
	DSUs	71,303	Value	$681,193
			Total Value	$825,594
Equity Ownership Requirement:				77%
	Required value			$1,078,982
	Status			Target to be met by January 2, 2025



Dilek Samil

Key skills and experience

- Senior executive
- Governance
- Stakeholder engagement
- Operations
- Strategy
- Human resources
- Financial

Las Vegas, Nevada, United States • Age 67 • Director since 2014 • Independent

Dilek Samil has over 30 years of finance, operations, and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer.

Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for Cleco Power. Ms. Samil also served as Cleco Power's Chief Financial Officer and led the company's efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco Power, Ms. Samil spent close to 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area.

Ms. Samil holds a Bachelor of Science from the City College of New York and a Master of Business Administration from the University of Florida.

Board and Committee Meeting Attendance:	22 of 22 meetings			100%
	Board			13 of 13
	Audit Committee			4 of 4
	Human Resources & Compensation Committee			3 of 3
	Risk Committee			2 of 2
Voting Results for 2022:	For			98.60%
	Against			1.40%
Other public company directorships:				None
Common Shares and share equivalents:	Common Shares	17,400	Value	$166,231
	DSUs	72,082	Value	$688,635
			Total Value	$854,866
Equity Ownership Requirement:				79%
	Required value			$1,078,982
	Status			Target to be met by January 2, 2025

22 ALGONQUIN | LIBERTY
2023 Management Information Circular

Meeting attendance

The following table sets out the attendance in 2022 of each Director at meetings of the Board and the respective Committees noted:

Name	Board		Audit Committee		Corporate Governance Committee		Human Resources & Compensation Committee		Risk Committee	
Arun Banskota	13/13	100%	-	-	-	-	-	-	-	-
Melissa S. Barnes[1]	13/13	100%	4/4	100%	3/3	100%	3/3	100%-	4/4	100%
Amee Chande[2]	9/9	100%	2/2	100%	2/2	100%	-	-	-	-
Daniel Goldberg[3]	12/12	100%	-	-	3/3	100%	4/4	100%	-	-
Christopher Huskilson	13/13	100%	4/4	100%	-	-	6/6	100%	4/4	100%
D. Randy Laney	13/13	100%	-	-	5/5	100%	6/6	100%	-	-
Kenneth Moore[4]	13/13	100%	-	-	-	-	-	-	-	-
Masheed Saidi	13/13	100%	-	-	5/5	100%	-	-	4/4	100%
Dilek Samil[5]	13/13	100%	4/4	100%	-	-	3/3	100%	2/2	100%

1. Ms. Barnes ceased to be a member of the Corporate Governance Committee and became a member of the Human Resources & Compensation Committee on June 2, 2022.
2. Ms. Chande became a member of the Audit Committee and the Corporate Governance Committee on June 2, 2022.
3. Mr. Goldberg became a member of the Corporate Governance Committee and the Human Resources & Compensation Committee on March 28, 2022.
4. Mr. Moore attends each Committee meeting in his capacity as Chair of the Board, but he is not a member of any Committee.
5. Ms. Samil ceased to be a member of the Human Resources & Compensation Committee and became a member of the Risk Committee on June 2, 2022.

Corporate cease trade orders, bankruptcies, penalties, or sanctions

To the Corporation's knowledge, no proposed Director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director, chief executive officer, or chief financial officer of any company (including Algonquin) that: (i) was subject to a cease trade order that was issued while acting in the capacity as director, chief executive officer, or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

No proposed Director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets. In addition, no proposed Director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of that person.

To the Corporation's knowledge, no proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed Director.



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 ALGONQUIN | LIBERTY  2023 Management Information Circular  24  Corporate governance  practices  This section discloses the Corporation’s corporate governance practices in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices.  Corporate governance highlights  The positions of Chair of the Board and CEO are separate.  The Chair of the Board and the Chairs of each of the Board’s four Committees are independent in accordance with applicable standards in National Instrument 52-110 – Audit Committees (“NI 52-110”) as well as New York Stock Exchange (“NYSE”) corporate governance standards applicable to boards of directors (the "NYSE Standards").  The Board oversees the Corporation’s strategy and actively participates in strategic planning processes which result in Algonquin’s strategic plan.  The Board oversees and actively participates in the Corporation's strategic planning processes.  The Board has written position descriptions for the Chair of the Board, the Committee chairs, and the CEO.  New Directors are recruited on the basis that they will make a strong contribution and provide the diversity, background, skills, and experience needed by the Board.  New Directors participate in a formal orientation process.  Directors are provided support for continuing education to maintain a high level of understanding of, and expertise in, the businesses, investments, and risks  of the Corporation to enhance their contribution as Directors.  Creating a culture of integrity begins with the tone from the top. Directors, officers, and employees are required to annually complete an online ethics and policy training module or to sign an acknowledgment that they have reviewed and understood the Corporation’s written Code of Business Conduct  and Ethics (the “Code of Conduct”).  All meetings of the Board and all Committees have in-camera sessions during which management of the Corporation is not present.  Each Committee meets in camera at each of its meetings with senior leaders other than the CEO. These in-camera sessions in the case of the Audit Committee, are with the CFO and the Vice President, Internal Audit (separately); in the case of the Corporate Governance Committee, with the Chief Legal Officer;  in the case of the HRCC, with the Chief Human Resources Officer; and in the case of the Risk Committee,  with the Chief Compliance and Risk Officer.  The Board is exposed to levels of management within the Corporation in addition to executive management. The Board believes that exposure to other levels of management facilitates effective succession planning.  The Board annually assesses its performance in order to identify ways to improve its effectiveness and the performance of the Board Chair, committee chairs, individual Directors, and the Committees.  The Board has a policy to annually provide Shareholders with an advisory vote on executive compensation.  The Board has adopted a compensation clawback policy.  The Board has adopted a board retirement policy.  The Board has adopted a diversity policy.

 25  Board of Directors  The Corporation's Articles currently provide that the Board have a minimum of three and a maximum of 20 directors. Within those parameters, the Board is authorized to determine the number of Directors by resolution from time to time. The size of the Board is currently set at nine.  Independence  The Board has determined that all Director nominees, other than Mr. Banskota, are independent in accordance with applicable standards in NI 52-110 and the NYSE Standards. Mr. Banskota is not independent because  he is the President and CEO of the Corporation.  Independent chair  Mr. Moore, the Chair of the Board, is independent within the meaning of applicable standards in NI 52-110 and the NYSE Standards. The position description of the Chair of the Board requires that the Chair be independent.  Mandate  The Board has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management. A copy of the Mandate of the Board of Directors is provided in Schedule "A” hereto and is also available on the Corporation’s website at www.algonquinpower.com.  Direct involvement in  the strategic planning process  Executive management, in collaboration with the Board, works to develop and refine a strategic plan through, among other things, participation in strategic planning meetings each year. Strategic planning includes consideration of both internal and external expert advice. Oversight of the Corporation's strategy is one of the primary roles of the Board, as corporate strategy directly influences short- and long-term objectives. A strategy focused discussion is a standing agenda item at each quarterly Board meeting, in addition to the dedicated strategic planning meetings.  Risk management  The Board is responsible for overseeing the implementation by management of appropriate systems to identify, assess, report, and manage the principal business and operational risks faced by the Corporation. The Board has established the Risk Committee (see disclosure on page 33 under the heading “Committees of the Board of Directors”) to assist the Board in the fulfillment of these duties. The Board  is assisted in its oversight of financial and accounting controls and risks by the Audit Committee, of compensation risks by the HRCC, and of ESG and sustainability risks by the Corporate Governance Committee.  As part of the risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by Algonquin’s Enterprise Risk Management (“ERM”) team. Risk information is sourced throughout the organization using a variety of methods, including risk identification interviews, workshops, and surveys.  Key risks and associated mitigation strategies are reviewed by the executive-level ERM Council and are presented to the Risk Committee. Significant risk categories assessed include public and employee safety, environment, natural disasters, security (physical and cyber), financial reporting, operations, compliance, privacy, conduct and ethics, supply chain, organizational effectiveness, contracts, budget, capital projects, return on M&A activity, markets, liquidity, strategic, and regulatory.  The impact and likelihood of risks are assessed across the organization using a common risk scoring matrix. Financial, reputation, and safety implications are among those considered when determining the impact of a potential risk. Risk mitigation priorities are established based upon these risk assessments and incorporated into the development of Algonquin’s strategic and business plans.  The development and execution of risk management action plans for the organization’s top risks are actively monitored by the ERM team. Algonquin’s Internal Audit function is responsible for conducting audits to validate and test the effectiveness of controls for the key risks.  Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis.  All material changes to exposures, controls, or mitigation plans of key risks are reported to the ERM team,  the ERM Council, and the relevant Board Committee for consideration.  Algonquin’s ERM framework follows the guidance of  ISO 31000:2009 and the COSO Enterprise Risk Management Integrated Framework. The Board oversees management actions to promote an effective risk governance structure and robust risk management practices.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  26  Cyber risk management  The Board’s oversight of cyber risks is provided primarily by the Risk Committee. The Risk Committee’s mandate includes regularly reviewing the Corporation’s information governance and cybersecurity program and related risks.  Management considers the security of the Corporation’s critical infrastructure, technology assets, and employee and customer data one of its top priorities, and cybersecurity is one of the ERM program's important areas of focus.  To enable appropriate protection and mitigation of cyber risks, management has implemented several preventative and detective measures, including software and hardware updates, security awareness training, security assessments and audits, multi-factor authentication, data encryption, firewalls and anti-virus software, and monitoring of network activity. Business resilience and preparedness  for unplanned events, including response, recovery, and restoration capabilities, are a focus and regularly reviewed.  Reports on these management actions are provided to the Risk Committee at least quarterly as part of a  standing agenda topic relating to cyber risk. In addition, the Corporation maintains cybersecurity insurance to mitigate the risk of a cybersecurity incident or breach.  Under the direction and oversight of the Risk Committee, management is making additional investments in the further enhancement of the Corporation’s enterprise cybersecurity program with the objective of upgrading and aligning organizational cybersecurity capabilities  to support security, performance, and decision making. This consists of several related workstreams, including governance, awareness and training, incident response, data protection, and cybersecurity risk management.  Management periodically conducts emergency/disaster recovery and crisis management exercises that include potential cybersecurity events, such as ransomware attacks, and the Corporation’s Cyber Security Incident Response Plan is tested at least annually. The results of those exercises and tests are presented to the Risk Committee and  guide future cyber risk management initiatives.  Internal controls  The Board is responsible for monitoring the integrity of our internal controls and management information systems.  The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal controls over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them  to the Board for approval. Algonquin’s Vice President, Internal Audit has a direct reporting relationship to the Chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities, including assessments of the design and operating effectiveness of the system of internal controls over financial reporting and the preparation of financial statements for external reporting purposes.  Succession planning  Oversight of management succession planning is within the mandate of the HRCC. The HRCC has responsibility for reviewing succession planning processes and succession plans for key leadership roles at least annually.  Succession planning is viewed by the HRCC as an ongoing process for identifying and developing the talent, leadership, and skills necessary for the Corporation to meet future strategic objectives and fulfill key organizational roles  in the future.  The HRCC is mandated to make recommendations to  the Board of Directors with respect to succession planning, including: (i) policies and principles for the selection and performance review of the executive officers and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or  the retirement of an executive officer; and (iii) policies and plans related to the appointment, training, and monitoring of potential successors to executive officers.  Where employees are considered potential successors, long-term professional development plans are established to further align the employees’ personal development plans with the long-term succession needs of the Corporation. Where no internal succession candidate is identified,  the Corporation expects to source a potential successor through external hiring. In this instance, a plan would  be established to provide for filling the role on an interim basis pending the external hire.  The HRCC also oversees the Corporation's human resources policies and practices that enable senior management to review the performance of their team members at least annually and develop plans for personal growth and career advancement.

 27  Board and director assessments  The Board recognizes the value of ongoing assessments of its effectiveness to identify ways to continuously improve its performance and the performance of the Chair, individual Directors, and the Committees, including Committee chairs. The Board has adopted guidelines for  the Board and Director performance assessment processes (“Assessment Guidelines”). The Assessment Guidelines include assessing, at least annually, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the Committees, each Committee chair, and each Director.  In accordance with the Assessment Guidelines, the Corporate Governance Committee annually determines the process by which the assessments will be undertaken. The process may include the use of questionnaires,  one-on-one interviews between individual Directors and the Chair and/or the Chair of the Corporate Governance Committee, or such other processes the Corporate Governance Committee determines appropriate.  Management is invited to participate in the assessment process periodically to provide the Directors with an additional perspective on key matters, including the interactions between the Board and its Committees and management. The Corporate Governance Committee has determined that the use of independent consultants from time to time will supplement and enhance the internal assessment process and provide broader input on Board effectiveness.  The 2022 assessment process consisted of interviews and written questionnaires. The assessment scope included the following:  Assessment of the Board  The Directors are asked to assess the effectiveness of the Board as a whole, and the Chair, and suggest improvements.  Assessment of the Committees  The Directors are asked to assess the effectiveness of each Committee and its chair.  Self-assessment  The Directors are asked to assess their own performance as Directors and Committee members, including what might make them more effective.  Peer assessment  The Directors are asked to provide comments on the performance of their peer Directors.  Each year, the results of the assessments are presented to the Board and the applicable Committee. The results include the identification of any issues arising from the assessments and plans to address any follow-up actions.  Director recruitment process  The services of a search consulting firm are utilized  in order to assist the Corporation in identifying suitable Director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new Director. Search consulting firms are specifically requested to develop candidate lists that include multiple candidates from each gender and candidates who are diverse on other characteristics or qualities (as described on page 28) compared to the current composition of  the Board. The consulting firm screens potential candidates and discusses them with the Corporate Governance Committee, then creates a list of primary candidates.  Based on this list, the search firm determines the interest and availability of the candidates to create a final shortlist. This process is carefully designed to provide the best opportunity to identify and attract strong candidates  and enhance the Board’s diversity on gender and other factors. Each shortlisted candidate is interviewed by the Chair of the Board, members of the Corporate Governance Committee, and the CEO. Candidates are appointed  or nominated for election as Directors based on the Corporate Governance Committee’s recommendations  to the Board.

 Female representation  50%  of independent Director nominees  44%  of executives  31%  of management positions  33%  of total workforce  ALGONQUIN | LIBERTY  2023 Management Information Circular  28  Diversity  The Board recognizes the benefits of promoting diversity at the Board level and throughout the organization.  It believes diversity has a positive effect on governance and performance.  The Board has adopted a diversity policy applicable to the Board and executive management (the “Diversity Policy”). The Diversity Policy acknowledges the Corporation’s recognition and support of the benefits of diversity in the composition of the Board and executive management.  One of the stated objectives of the Diversity Policy is that Diversity (as defined below) be considered in determining the optimal composition of the Board and as part  of the succession planning process and appointment of members to executive management roles.  The Diversity Policy defines “Diversity” as any characteristic or quality that can be used to differentiate groups and people from one another and includes gender, age,  race, nationality, culture, language, and other ethnic distinctions (including Aboriginal peoples and members of visible minorities), different abilities (including persons with disabilities), education, and regional and industry experience and expertise. The Diversity Policy requires that the Corporate Governance Committee, as it relates to the Diversity of the Board, and the HRCC, as it relates to the Diversity of executive management, periodically  assess the effectiveness of existing processes in achieving Algonquin’s Diversity objectives and, in the event determined advisable, consider measurable objectives for achieving Diversity. An objective of the Diversity Policy is that each gender comprise at least 30% of the Directors. As of the date of this Circular, 44% of the Directors are women.  The Board has also considered gender Diversity in the composition of its Committees. The chairs of three out of four Committees are currently women and all Committees include female Directors.  The promotion of Diversity in the workplace is a key component of the Corporation’s strategy to become an employer of choice, and the Board and management believe that an environment that promotes Diversity  positively impacts our ability to attract and retain talent. As it is important that each appointment of an executive officer be made, and be perceived to be made, on the merits of the individual and the needs of the Corporation at the relevant time, the Corporation does not have specific targets related to Diversity in its executive officer  or senior management positions. However, the Corporation has adopted a number of initiatives, in addition to the Diversity Policy, to raise awareness regarding the value  the Corporation places on Diversity and to measure the organization’s progress in increasing Diversity.  When utilizing external recruiters, management requires that recruiters provide gender diverse short-listed candidates for all senior roles recruited. Each year, gender diversity is considered as part of the executive succession planning process to promote the development of women for leadership positions and annually the HRCC, as part  of its review of succession planning, considers year-over- year changes in gender diversity both at the enterprise and business unit level. In addition to gender diversity, the HRCC also annually considers in its succession planning review other Diversity metrics including age, professional expertise, and geography. The metrics considered by the HRCC as part of its succession planning review include ethnic distinctions (including Aboriginal peoples and members of visible minorities) and different abilities (including persons with disabilities). As part of its Diversity program reviews, the HRCC also considers progress with the development of initiatives by the Corporation that support inclusion in the workplace.  As of April 24, 2023 women represent 33% of the total workforce of Algonquin and its subsidiaries. The executive team has four female members representing 44% of the executive team. Women also comprise 31% of management positions at or above the senior manager level.1  In addition, based on the self-identification of Algonquin’s Directors and executive officers, Aboriginal peoples, members of visible minorities, and persons with disabilities (as each such term is defined in the Employment Equity Act (Canada)) are currently represented in Algonquin’s executive officer positions and on the Board in the numbers and proportions set out on the following page:  1. Percentages in this paragraph exclude the Corporation's business in Chile.

 1 nominee  >9 years  4 nominees  5 – 9 years  4 nominees  0 – 4 years  29  One member of the executive team is a member of a visible minority, representing 11% of the executive team, and there are no Aboriginal peoples or persons with disabilities on the executive team.  Two Directors are members of a visible minority, representing 22% of the Board, and there are no Aboriginal peoples or persons with disabilities on the Board.  Director retirement policy  The Board has adopted a retirement policy for Directors to facilitate Board renewal. In March 2023, the Board approved amendments to the retirement policy to replace the former retirement age of 71 with a tenure limit. The amended policy states that a Director may stand for re-election to the Board until the 12th annual meeting of Shareholders after his or her initial election or appointment to the Board. The amended policy contains a “grandfathering” provision pursuant  to which an individual who was serving as a Director on the date the amendments were approved may continue to stand for re-election until the later of (i) the  12th annual meeting of Shareholders after his or her initial election or appointment to the Board, or (ii) the annual meeting of Shareholders after he or she reaches the age of 71. In either case, the independent Directors may, on the recommendation of the Corporate Governance Committee, waive the obligation to retire from the Board  if they unanimously determine that it is in the best interests of the Corporation that the applicable Director continue  to serve. Such a waiver may be granted for a maximum of three additional annual terms.  The average tenure of Algonquin’s nine Director nominees is 5.9 years. The Board is comprised of a mix of longer- serving Directors familiar with the Corporation’s business and history and Directors who are newer to Algonquin who bring fresh perspectives to the Board.  Average tenure of the Board nominees is 5.9 years  Directors meet without management  At each meeting of the Board and its Committees, there is an in-camera session during which management of the Corporation is not present.  Common memberships  on boards of public companies  There are currently no common memberships on boards of public companies among the Corporation’s Director nominees.  Director equity ownership guidelines  All Directors are subject to an equity ownership guideline. For a description of the equity ownership guideline, please see “Director equity ownership guideline” on page 15 of this Circular and "Executive equity ownership guideline" on page 68 of this Circular. For the status  of the Director nominees under the equity ownership guideline applicable to them, please see their profiles on pages 18 to 22 of this Circular.  Nomination of directors  The Corporate Governance Committee serves as  the Director nominating and evaluation committee and will recommend new Directors for election or appointment to the Board as the need arises. All members of the Corporate Governance Committee are independent.  The Corporate Governance Committee is responsible for providing the Corporation with a list of nominees for  election as Directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting Directors  by assessing the personal qualities, business experience, and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, Diversity, and the overall mix of expertise, experience,  and competencies on the Board. In recruiting new Directors, the Corporate Governance Committee considers the Diversity, expertise, experience, and competencies desired for Directors and develops a plan for the recruitment of additional Director nominees on that basis. Director nominees must, in the opinion of the Corporate Governance Committee, be able to contribute positively  to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board and Committees to which they may be appointed.  The Corporate Governance Committee also evaluates the expected turnover of Directors in advance of their potential retirement from the Board and develops a succession plan that includes creating overlap, where possible, between new Directors and retiring Directors.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  30  Compensation governance  The HRCC has responsibility for reviewing the alignment of Algonquin's compensation programs with the Corporation's performance, business plans, risk profile, and risk management principles. The HRCC annually reviews and makes recommendations to the Board regarding compensation of the CEO and other members of executive management. The HRCC oversees the administration of incentive plans providing for the award of annual incentives, options (“Options”), restricted share units (“RSUs”), and performance share units (“PSUs”) in accordance with the provisions of the respective plans. In addition, the HRCC annually reviews compensation of the Directors, including the Chair of the Board and the chairs of the Committees, and the percentage of Directors’ compensation that is paid in the form of DSUs.  The HRCC reviews and recommends to the Board compensation policies and processes and any  new incentive compensation and equity compensation plans or changes to such plans.  The HRCC also reviews management succession plans and recommends to the Board the appointment and compensation of executive management, including grants of Options, RSUs, and PSUs to those individuals. The HRCC also has responsibility for reviewing, on an annual basis, the performance of the CEO, and reviewing with the CEO the performance of the other members  of executive management.  The HRCC retains the services of an independent advisor to assist in fulfilling its duties. In 2017, the HRCC first retained the services of Hugessen Consulting Inc. (“Hugessen”) as its independent advisor. Hugessen provides counsel on  the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and  its affiliates. The scope of services includes competitive benchmarking of executive and Board compensation levels, the review and assessment of the Corporation’s current executive compensation philosophy, policies, and practices, a review of pay and performance comparators, and a review of the design of the incentive plans. In addition, management of the Corporation has separately engaged Mercer (Canada) Limited (“Mercer”) as an independent compensation consultant to provide data services, pension and benefits advice, compensation analysis, and other information required from time to time for the development of compensation recommendations and management of existing programs, due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses. Board pre-approval for provision of these services to management is not required given that Mercer has not been the compensation advisor  to the HRCC since 2017.

 31  Sustainability governance  Algonquin is committed to contributing to a sustainable energy and water future. Our aim is to be a top-quartile global utility known for exceptional performance  in terms of safety, customer experience, employee engagement, diversity and inclusion, environmental and social responsibility, and financial results.  Our focus on sustainability includes a commitment to the Sustainable Development Goals (“SDGs”) published by the United Nations in 2015. We have aligned our approach to sustainability with 10 of the 17 SDGs that are most relevant to our corporate mission, capabilities, and values.  Given the industry in which the Corporation operates, Climate Action is one of our top priority SDGs. Algonquin supports the global goal of limiting planetary temperature rise and has established a target to achieve net-zero scope 1 and scope 2 greenhouse gas (“GHG”) emissions by 2050. We are committed to reducing the impact of climate change by deploying emerging technologies and business models to decarbonize our energy portfolio. We have also established the following interim environmental and climate-related targets:  Reduce GHG emissions by one million metric tons from 2017 levels – we reduced CO2 emissions by more than 1.4 million metric tons by the end of 2022;  Achieve 75% renewable generation by the end  of 2023 – we reached 65% by the end of 2022; and  Add 2,000 megawatts of renewable production between 2019 and 2023 – we achieved  1,658 megawatts by the end of 2022.  Additional information on Algonquin's commitment to the SDGs, including our specific initiatives and alignment with SDG targets, can be found in our 2022 ESG Report which is available on our website at www.algonquinpower.com.  Board-level oversight is an essential element of the integration of sustainability into Algonquin’s corporate strategy. The mandate of the Corporate  Governance Committee includes reviewing and making recommendations to the Board regarding sustainability matters and their integration into Algonquin’s business. This includes oversight of the ongoing development and progress of Algonquin’s sustainability plan and initiatives, which are reported to the Corporate Governance Committee quarterly. In addition, the Corporate Governance Committee reviews and provides input into the Corporation’s annual ESG Report and reviews the Corporation’s performance and rankings in various sustainability indices.  The Executive Vice President, Strategy and Sustainability is primarily responsible for the Corporation’s sustainability plan and initiatives. Under her leadership, management provides quarterly updates to the Corporate Governance Committee so that it, and the Board as a whole, have reliable and up-to-date information, insights, and performance tracking on key ESG initiatives. The Board and management prioritize sustainability across the organization, integrating it into the development and execution of broader strategic priorities. The Corporation’s sustainability team facilitates stakeholder engagement on sustainability topics, supports other functions and departments in integrating ESG principles into their work, collects sustainability data, and is responsible for  ESG-related reporting and disclosures, including the Corporation’s annual ESG Report.  Algonquin’s Regional Sustainability Councils (“RSCs”) also guide the Corporation’s sustainability efforts. RSCs are comprised of employees from across our regulated utilities and renewable energy groups who work to identify and address sustainability issues relevant to their regions and businesses at the local level. The RSCs have focused their efforts in the following areas:  Environmental – reducing their carbon footprints and addressing climate change;  Social – supporting employees and communities; and  Governance – integrating sustainability principles into overall business strategies.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  32  Committees of the Board of Directors  Audit Committee  Members  Dilek Samil (Chair)  Melissa Stapleton Barnes  Amee Chande  Christopher Huskilson  100% independent  All Audit Committee members are independent and financially literate in accordance with applicable standards in NI 52-110 and applicable rules and standards of the SEC and the NYSE. The Board has also determined that Ms. Samil is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act of 1933 and has the required financial experience  as defined by the NYSE corporate governance rules.  Responsibilities  The Audit Committee assists the Board in fulfilling its financial reporting and control responsibilities to  Shareholders and the investment community through its oversight of accounting and financial reporting  processes, including the audit of the financial statements. The responsibilities and operation of the Audit Committee are more particularly set out in the Audit Committee’s mandate, a copy of which is included as a schedule  to the Corporation’s Annual Information Form for 2022 which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Corporation’s website.  Corporate Governance Committee  Members  D. Randy Laney (Chair)  Amee Chande  Daniel Goldberg  Masheed Saidi  100% independent  Each member of the Corporate Governance Committee is independent.  Responsibilities  The Corporate Governance Committee is responsible  for oversight of Algonquin's corporate governance policies and practices and matters relating to Board succession and the nomination of candidates for election as Directors. In addition, the Corporate Governance Committee is responsible for reviewing and making recommendations regarding sustainability matters and their integration  into Algonquin's business (see "Sustainability governance" on page 31).

 33  Human Resources & Compensation Committee  Members  Melissa Stapleton Barnes (Chair)  Daniel Goldberg  Christopher Huskilson  D. Randy Laney  100% independent  Each member of the HRCC is independent.  Responsibilities  The HRCC is responsible for reviewing Director and executive compensation and making recommendations to the Board regarding these matters on an annual basis, or more frequently if required. In addition, the HRCC makes recommendations to the Board regarding the compensation philosophy of the Corporation. The process by which executive compensation is established is described under the heading “Compensation discussion and analysis" beginning on page 49. The HRCC also has oversight of the Corporation’s human resources policies and practices, including succession planning.  Risk Committee  Members  Masheed Saidi (Chair)  Melissa Stapleton Barnes  Christopher Huskilson  Dilek Samil  100% independent  Each member of the Risk Committee is independent.  Responsibilities  The Risk Committee is responsible for oversight of risks faced by the Corporation in the development and execution of its business strategy that are not directly related to financial, accounting, sustainability, or compensation matters.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  34  New Director orientation  As a key component of the education process for new Directors, they are provided with a formal orientation to the Corporation that familiarizes them with the businesses, corporate structure, other Directors, and key personnel  of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their respective areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, corporate functions, financial information, and governance practices that allow them to effectively integrate with the operation of the Board.  New Directors are also provided with a reference manual that contains relevant background materials to support their introduction to the Corporation’s business. The reference manual includes the following:  Public disclosure documents including annual reports, recent annual and interim MD&A, financial statements, management information circulars, and Annual Information Forms;  Governance documents including Board and Committee mandates, key policies, and guidelines; and  Other documents such as the Corporation’s strategic plan and annual sustainability reports, the guide to the Corporation’s management structure, succession plans, minutes of Board meetings, and minutes of Committee meetings.  Comparison of   NYSE corporate  governance rules  Algonquin is subject to corporate governance requirements prescribed under applicable Canadian corporate governance rules, including the rules of the TSX (“Canadian Rules”). Algonquin is also subject to corporate governance requirements prescribed by the listing standards of the NYSE (the “NYSE Rules”), certain rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”),  and those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002. In particular, Section 303A.00 of the NYSE Listed Company Manual requires Algonquin to have an audit committee that meets  the requirements of Rule 10A-3 of the Exchange Act,  and Section 303A.011 of the NYSE Listed Company Manual requires Algonquin to disclose any significant ways  in which its corporate governance practices differ from those followed by U.S. companies listed on the NYSE. A description of those differences follows.  Section 303A.01 of the NYSE Listed Company Manual requires that boards have a majority of independent directors and Section 303A.02 defines independence standards for directors. The Board is responsible for determining whether each Director is independent.  In making this determination, the Board has adopted the higher standard of “independence” that applies to each member of the Audit Committee pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act instead of the definition of independence set forth in the NYSE rules. In applying  this definition, the Board considers all relationships of its Directors, including business, family, and other relationships. Through this process, the Board also determines whether each member of its Audit Committee is independent pursuant to NI 52-110 and Rule 10A-3 of the Exchange Act.  Section 303A.04(a) of the NYSE Listed Company Manual requires that all members of the nominating/corporate governance committee be independent as defined in the NYSE Rules. In making this determination, the Board has adopted the standard of “independence” applicable to members of the Audit Committee, rather than the definition set forth in the NYSE Rules. All of the members of the Corporate Governance Committee are independent Directors.

 35  Section 303A.05(a) of the NYSE Listed Company Manual requires that all members of the compensation committee be independent as defined in the NYSE Rules. In making this determination, the Board has adopted the standard  of “independence” applicable to members of the Audit Committee, rather than the definition set forth in the NYSE Rules. All of the members of the HRCC are independent Directors.  Section 303A.07(b)(iii)(A) of the NYSE Listed Company Manual requires, among other things, that the written charter of the audit committee state that the audit committee, at least annually, obtain and review a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review,  or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to  deal with any such issues. The Audit Committee’s written mandate complies with Canadian Rules but does not explicitly state that these functions are part of the purpose of the Audit Committee, which is not required by Canadian Rules.  Section 303A.08 of the NYSE Listed Company Manual requires that Shareholders of a listed company be given the opportunity to vote on all equity compensation plans and material revisions thereto. Algonquin complies with Canadian Rules, which generally require that Shareholders approve equity compensation plans. However, the Canadian Rules are not identical to the NYSE Rules.  For example, Canadian Rules require shareholder approval of equity compensation plans only when such plans involve the issuance or potential issuance of newly issued securities. In addition, equity compensation plans that do not provide for a fixed maximum number of securities to be issued must have a rolling maximum number  of securities to be issued, based on a fixed percentage of the issuer’s outstanding securities, and must also be approved by Shareholders every three years. If a plan  provides a procedure for its amendment, Canadian Rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or purchase price, an extension of the term of an award benefiting an insider, the removal or exceeding of the insider participation limit prescribed by the Canadian Rules, an increase to the maximum number of securities issuable, or is an amendment to the amending provision itself.  Section 303A.09 of the NYSE Listed Company Manual requires that listed companies adopt and disclose corporate governance guidelines that address certain topics, including director compensation guidelines.  Algonquin has adopted its Board mandate, which is the equivalent of corporate governance guidelines,  in compliance with the Canadian Rules. Algonquin’s corporate governance guidelines do not address Director compensation, but Algonquin provides disclosure about the decision-making process for non-employee Director compensation in the annual management information circular and Algonquin has adopted equity ownership guidelines for non-employee Directors.  Section 303A.10 of the NYSE Listed Company Manual requires that a listed company’s code of business conduct and ethics mandate that any waiver of the code for executive officers or directors may be made only by  the board or a board committee and must be promptly disclosed to Shareholders. The Code of Conduct, as described on page 39, complies with Canadian Rules. Waivers must receive prior approval by the Board and will be disclosed promptly in accordance with applicable securities laws and Algonquin’s disclosure policy.  Section 312 of the NYSE Listed Company Manual requires that a listed company obtain shareholder approval prior to the issuance of securities in connection with  the establishment or amendment of certain equity compensation plans, issuances of securities to related parties, the issuance of 20% or greater of shares outstanding or voting power, and issuances that will result in a change in control. Algonquin follows the Canadian Rules for shareholder approval of new issuances of its Common Shares instead of the NYSE shareholder approval rules. Following the Canadian Rules, shareholder approval is required for certain issuances of shares that:  (i) materially affect control of Algonquin; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of Algonquin and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the Canadian Rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing  of the transaction if the price per security is less than the market price; or (y) that during any six-month period are to insiders for listed securities or Options, rights,  or other entitlements to listed securities greater than 10% of the number of securities of Algonquin which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six-month period.  In addition to the foregoing, the Corporation may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case,  the Corporation expects to make the disclosure of such  transactions available on the Corporation’s website.

 Education presentations and programs  Month  Participants  Simple Economics of Space – Creative Destruction Lab Seminar  Governance of Data – ICD Seminar  Simple Economics of Matter – Creative Destruction Lab Seminar Blue Strategy – Canada Academy of Engineering  Total Shareholder Return – Management Seminar Audit Committee Symposium – Deloitte LLP Seminar  Environmental, Social, and Governance – Competent Boards Seminar National Association of Corporate Directors Summit – NACD  February  February April June  September  September October October  Cybersecurity – Ernst & Young LLP Seminar  October  October  Beyond the Boardroom: Understanding the Energy Industry – Edison Electric Institute and American Gas Association Seminar  Simple Economics of Artificial Intelligence – Creative Destruction Lab Seminar The Shifting Sands of an Activist SEC Agenda – NACD Seminar  November  November  C. Huskilson  C. Huskilson  C. Huskilson  Huskilson All Directors  Samil All Directors  R. Laney  K. Moore  M. Saidi  D. Samil  M. Barnes  M. Saidi  C. Huskilson  M. Saidi  ALGONQUIN | LIBERTY  2023 Management Information Circular  36  Continuing education for Directors  The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the industry and business environment in which  the Corporation operates.  Directors are encouraged to update, educate, and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation.  Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on material developments that may affect the Corporation or its businesses.  Directors are encouraged to participate in external education sessions that are related to the business of the Corporation or the performance of their duties as Directors.  The Corporation maintains a membership for all Directors in the Canadian Institute of Corporate Directors (“ICD”) and the National Association of Corporate Directors (“NACD”) in the U.S. These memberships provide all Directors with ongoing access to the educational seminars and training programs provided by the ICD and the NACD.  Directors are entitled to reimbursement for out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions in 2022 as follows:

 37   Position   descriptions  Chair of the Board of Directors  The role of the Chair is to provide leadership to the Board in fulfilling the Board’s duties effectively, efficiently, and independently of management. The Chair also acts in a general advisory capacity to the CEO and other officers in all matters concerning the interests and management of the Corporation.  The Chair of the Board also:  In consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;  Chairs and enables the effective functioning of Board and Shareholder meetings;  Oversees and monitors the work of each Committee  to see that delegated Committee functions are carried out and reported to the Board;  Oversees the presentation to the Board of management’s strategies, plans, and performance and the Board’s review and approval of the same;  Assesses whether the Directors and the Committees have appropriate administrative support, access to personnel of the Corporation, and access to outside advisors for the purposes of the Board fulfilling  its mandate;  Ensures that independent Directors regularly meet to discuss issues without management present;  In conjunction with the Corporate Governance Committee, supports and assists in the conduct of a periodic assessment of the effectiveness of the Board and  its members; and  Provides input to the Corporate Governance Committee on its recommendations to the Board for approval  of candidates for nomination or appointment to the Board and determines the members and chairs of the Committees.  Committee chairs  The Board has adopted position descriptions for each Committee chair which detail the duties of the Committee chairs. Each Committee chair is required to provide leadership to the Committee members and support the Committee’s effective operation  in order to fulfill its mandate. The position description for the Committee chairs provides that each Committee chair shall:  Chair all Committee meetings;  Provide leadership to the Committee;  Act as the communication link between the Board and the Committee;  Review any formal communications from the Committee to the Board before dissemination to the Board and report to the Board on the Committee’s significant activities;  Oversee that all matters requiring Committee review or approval are brought to the Committee in a timely and appropriate manner;  In consultation with the Chair of the Board and management, set the agenda for Committee meetings and review information packages and related materials for Committee meetings with management;  Set the frequency of Committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board;  Lead the annual assessment of the Committee’s performance and the review of the Committee mandate; and  Maintain an effective working relationship with key advisors to the Committee.

 ALGONQUIN | LIBERTY  2023 Management Information Circular  38  Chief Executive Officer  The Board has adopted a position description for the CEO which details his or her duties. The CEO has responsibility for the development of, and delivery against, the long-term strategy and vision for  the Corporation that leads to enhancement of Shareholder value.  The position description for the CEO provides that  he or she shall consult with the Chair of the Board on matters of strategic significance to the Corporation.  In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall:  Maintain effective communications with the Chair and the Board as a whole;  Maintain a positive and ethical work climate that is conducive to attracting, retaining, and motivating top-quality employees at all levels;  Work with the Chair in determining the matters  and materials that should be presented to the Board and providing information that will enable the Board to focus on appropriate issues facing the Corporation and the industry generally;  Present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval;  Act as a liaison between management and the Board, working closely with the Chair to ensure that management strategies, plans, and performance are clearly represented to the Board;  Oversee the development of, and recommend  to the Board, annual business plans and budgets that support the Corporation’s long-term strategy;  Work with senior management to implement the Corporation’s ERM program and to identify and manage the major risks facing the Corporation;  Oversee the maintenance of an effective management team below the level of the CEO and an active plan for management development and succession;  In cooperation with the Chair, the Board, and the Chair of the HRCC, develop an effective succession plan for the position of the CEO and executive management of the Corporation;  Certify the annual and interim financial statements, MD&A of such financial statements, AIF, quarterly reports, and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;  Serve as a spokesperson for the Corporation;  Assign to other senior management such powers and duties as the CEO may deem advisable;  Execute the Board’s resolutions and policies;  Ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board and to the Corporation;  Promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs, or performance  of the Corporation; and  Carry out any other duties assigned by the Board.

 39  Corporate and Board policies     Code of Business Conduct and Ethics  The Board has adopted the Code of Conduct that applies to everyone at Algonquin and its subsidiaries. Directors, officers, and employees are required to annually acknowledge through an online training module or  in writing that they have reviewed and understood  the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpower.com, under the Corporation’s profile at www.sedar.com,  or a copy may be obtained by contacting the Corporate Secretary, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, Canada L6J 2X1.  The Board regularly reviews the Code of Conduct and approves revisions as appropriate to update the content in keeping with best practices.  The Board and its Committees monitor compliance with the Code of Conduct through ongoing reporting by management, any whistleblower complaints or investigations, and through the annual Code of Conduct training and certification process. There have been  no instances of any waiver of compliance with the Code of Conduct by any Director or officer.  Disclosure policy  The Corporation has a disclosure policy to promote timely, factual, and accurate communications to the market and to require information to be disseminated in accordance with all applicable legal and regulatory requirements.  Ethics reporting policy  The Corporation has an ethics reporting policy (“Ethics Policy”) that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee, contractor, officer, or Director.  Any individual who in good faith reports such activity  will be protected from retaliation as a result of the report. Any individual who retaliates against another individual who reports such activity could face disciplinary action under the Ethics Policy.  If an individual believes that retaliation has occurred, the individual may submit a complaint in accordance with the Ethics Policy. There are various communication channels that can be used to report any potential or suspected violations of the Code of Conduct, dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity.  In addition to the reporting measures mentioned above, reports under the Code of Conduct can also be made anonymously and addressed to the Corporation or  the Board. On a quarterly basis, or more frequently upon request, the Internal Audit department informs one or more of the Board’s standing committees, as appropriate, of all reports made under the Code of Conduct and  the Ethics Policy and their status.  Insider trading policy  The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading securities of Algonquin.  The Insider Trading Policy includes the following measures:  Restriction from trading securities of Algonquin during regular trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the first trading day following each fiscal quarter and end  at the close of trading on the first full trading day after the issuance of a press release in respect of Algonquin’s results for such quarter (or in the case of the fourth quarter, annual results);  Restrictions on trading any securities which gain  in value if the value of Algonquin securities declines in the future; and  Prohibition from communicating inside information to others, other than in the necessary course of business.  The Insider Trading Policy also provides that all Directors and employees (including the NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities:  Speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of securities under the Corporation’s Stock Option Plan (“Stock Option Plan”) or any other Algonquin benefit plan or arrangement);

 ALGONQUIN | LIBERTY  40 2023 Management Information Circular  Buying Algonquin securities on margin (other than  in connection with the acquisition and sale of securities under the Stock Option Plan or any other Algonquin benefit plan or arrangement);  Short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;  Selling a “call option” giving the holder an option to purchase securities of the Corporation;  Buying a “put option” giving the holder an option to sell securities of the Corporation; and  Pledging Algonquin securities as security for a limited recourse or non-recourse loan.  All reporting insiders are required to: (i) obtain written pre-clearance of any proposed trade of securities of Algonquin from two Insider Trading Policy Administrators before effecting the trade, at least one of whom must be  the Chair of the Board or the Chair of the Audit Committee; and (ii) disclose all trading activity pursuant to Canadian securities laws. As required by Canadian securities laws, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders. Management regularly reviews the Insider Trading Policy to reflect current best practices and legal developments.  Conflicts of interest  Directors are required to declare any conflict of interest which they may have in a matter before the Board and to refrain from voting in respect of the matter in which the Director is interested.  Related party transactions policy  The Board has adopted a related party transactions policy.  The policy defines a “Related Party Transaction” as a transaction, arrangement, or relationship in which the Corporation or any of its subsidiaries is a party and the amount of the transaction when aggregated with all similar transactions exceeds $nil and in which  a Related Party has a direct or indirect material interest.  A "Related Party" is defined as:  (ii)  (i) Any person who is, or at any time since the beginning of the Corporation’s last fiscal year was, a director or executive officer of the Corporation. An executive officer of the Corporation is someone responsible for achieving the objectives of the entity and who has the authority  to establish policies and make decisions by which those objectives are to be pursued. Executive officers normally include the chief executive officer, chief operating officer, presidents in charge of principal business functions (such as sales, administration,  or finance), and other persons who perform similar policy making functions;  Any shareholder who beneficially owns in excess of 5% of the outstanding common stock or voting interests of the Corporation or any subsidiary of the Corporation;  A person who is an immediate family member of any director or executive officer (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, sister-in-law, and any person other than a tenant or employee sharing the house of such director or executive officer);  Any firm, corporation, charitable organization, or other entity in which any of these persons is employed or an officer, general partner, or principal or in a similar position or in which any such person, taken together  with all parties related to such person, has a beneficial ownership interest of 10% or more or can significantly influence the management or operating policies of the other party to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and  Any trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by, or under the trusteeship, of management.  Pursuant to the policy, all Related Party Transactions require review by the disinterested members of the Board who must be satisfied that the transaction is on terms and conditions that are in, or are not inconsistent with, the best interests of the Corporation and the Shareholders. In circumstances where it is not practical to wait until the next meeting of the Board, the policy authorizes the Board Chair to review and approve a Related Party Transaction unless the Board Chair is a Related Party in the Related Party Transaction.

 41  Non-employee  Director compensation  Compensation decision-making process  The HRCC reviews the amount and form of non-employee Directors’ compensation with a view to aligning the interests of Directors and Shareholders and providing market-competitive compensation. Any changes to non-employee Directors’ compensation are approved by the Board following the HRCC’s recommendation.  Arun Banskota, the only Director who is also an employee of Algonquin, receives no remuneration for serving as a Director.  The HRCC works with its independent compensation advisor to develop appropriate benchmark data to align the compensation paid to Directors with the market median level of compensation earned by directors  at comparable companies in Canada and the U.S. The same benchmarking peer group is utilized for Board compensation and executive compensation (the “Comparator Group”, as defined under the heading  “Compensation Comparator Group” starting on page 50).  U.S. board compensation is included in the analysis as the Corporation seeks to attract and retain U.S. resident Directors with industry and market experience in that jurisdiction. The HRCC also takes into account director remuneration levels at public companies in Canada that are listed on the TSX. As part of its review, in addition to competitive market data, the HRCC considers  the responsibilities and time commitment required of Directors in the fulfillment of their responsibilities.  A significant portion of Director compensation is paid in the form of DSUs granted under the Directors’ Deferred Share Unit Plan (the “DSU Plan”). This approach creates alignment with the long-term interests of Shareholders as the value of one DSU is equal to the value of one Common Share and Directors cannot redeem DSUs until after they have left the Board. Directors may  elect annually to receive additional portions of their annual remuneration in DSUs rather than cash. For 2022, Ms. Saidi and Ms. Samil elected to receive 100% of their respective Committee chair retainers in the form of DSUs.  While the Stock Option Plan permits the issuance of Options to Directors, no Director holds any Options and there are no plans to utilize Options as a form of Director compensation in the future.  The Board Chair’s annual compensation consists of an “all-in” retainer with no payment of additional fees,  except for travel fees and fees for participation in meetings of special committees of the Board, if and when such committees are established. All other non-employee Directors receive an annual retainer, meeting fees,  and travel fees. A meeting fee of US$1,500 is payable (except to the Board Chair) for attendance at meetings of the Board and its Committees and other Board-related events or activities, such as educational seminars. A travel fee of US$1,500 is payable for travel exceeding 1,000 km  on a roundtrip basis to such meetings, events or activities. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business.  The chairs of the Audit Committee, Corporate Governance Committee, HRCC, and Risk Committee receive an additional annual retainer of US$15,000, US$10,000, US$12,500, and US$10,000, respectively.

Non-employee Director retainers and fees

Effective January 1,2022 the Board approved increases to the annual Board Chair's retainer and annual director's retainer with the objective of aligning the non-employee Directors' compensation with the median level of director compensation at the Comparator Group. The following table summarizes the retainers and fees payable to the non-employee Directors during 2022.

Annual Board retainers and fees	2022 retainer/ fee (US$)
Chair of the Board[1]	
Annual cash retainer	$147,500
Annual equity retainer (DSU value received)	$147,500
Annual Board retainer – Board members	
Annual cash retainer	$82,500
Annual equity retainer (DSU value received)	$115,000
Meeting Fee	$1,500
Travel Fee[2]	$1,500
Additional retainers	
Chair of the Audit Committee	$15,000
Chair of the Corporate Governance Committee	$10,000
Chair of the HRCC	$12,500
Chair of the Risk Committee	$10,000

1. The Chair of the Board does not receive any meeting fees for Board or standing Committee meetings in addition to the annual retainer received, but receives travel fees and meeting fees for participating in meetings of any Board special committee, if established.
2. Travel fees are payable for any travel exceeding 1,000 km on a roundtrip basis to attend meetings, Board-related events, or educational conferences and seminars.

Directors' Deferred Share Unit Plan

The DSU Plan is intended to promote a greater alignment of long-term interests between non-employee Directors and Shareholders. The Board utilizes the DSU Plan as part of the Corporation's overall Director compensation and has adopted a policy of paying a significant portion of the annual Board retainer and Board Chair's retainer in the form of DSUs, which cannot be redeemed by a Director until after he or she leaves the Board. Since the value of DSUs increases or decreases in lock-step with the price of the Common Shares, DSUs align the long-term interests of Directors with those of the Shareholders by tying the realizable value of a significant portion of the Directors' compensation to share price performance.

The maximum number of Common Shares that may be issued under the DSU Plan in settlement of vested DSUs is 1,000,000 (which as at December 31,2022 represented approximately 0.15% of the issued and outstanding Common Shares).

As of December 31,2022, 44,524 Common Shares had been issued in settlement of vested DSUs and 645,714 Common Shares were issuable under outstanding DSU awards. A more detailed description of the DSU Plan can be found at Schedule "B".

The table below summarizes certain ratios as at December 31,2022, 2021, and 2020 regarding the DSU Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2022, 2021, and 2020 and burn rate is measured using the weighted average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2022	December 31, 2021	December 31, 2020
Dilution	Total number of DSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.09%	0.08%	0.09%
Burn rate	Total number of DSUs granted in the year, divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.02%	0.01%	0.02%
Overhang	Total DSUs outstanding plus the number of DSUs available to be granted pursuant to the DSU Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	0.14%	0.14%	0.17%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.
2. The total number of DSUs granted in each year was as follows: 2022 – 120,513; 2021 – 73,467; and 2020 – 84,075.
3. The total number of DSUs that can be issued under the DSU Plan as of December 31,2022 is 309,762 (being 1,000,000 reserved less DSUs outstanding of 645,714 and 44,524 previously vested and settled).

42 ALGONQUIN | LIBERTY
2023 Management Information Circular

Non-employee Director compensation table

For the year ended December 31, 2022 each non-employee Director earned the amounts indicated below in Canadian dollars on account of retainer, meeting fees, and travel fees.

Director	Cash fees earned[1]	Share-based awards[1,2]	All other compensation	Total
Kenneth Moore Chair of the Board	$199,707	$194,084	-	$393,791
Christopher Ball[3] Former Chair, Audit Committee	$48,829	$87,676	$4,800	$141,305
Melissa Stapleton Barnes Chair, HRCC	$191,231	$151,320	-	$342,551
Amee Chande	$108,434	$78,347	-	$186,781
Daniel Goldberg	$131,886	$116,969	-	$248,855
Christopher Huskilson	$181,319	$151,320	-	$332,639
D. Randy Laney Chair, Corporate Governance Committee	$188,589	$151,320	-	$339,909
Masheed Saidi Chair, Risk Committee	$173,424	$164,478	-	$337,902
Dilek Samil Chair, Audit Committee	$173,424	$169,719	-	$343,143

1. Amounts in this column were converted from US$ to C$ using the following exchange rates: Q1 - C$1.2496/US$1.00; Q2 - C$1.2886/US$1.00; Q3 - C$1.3707/US$1.00; and Q4 - C$1.3544/US$1.00.
2. All non-employee Directors receive part of their annual retainer in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board. Mr. Moore, as Chair of the Board, received 50% of his annual retainer in DSUs and all other non-employee Directors received at least US$115,000 of their annual retainers in DSUs. Directors may elect each year to receive a higher percentage of their compensation in the form DSUs than the mandated amount.
3. Christopher Ball ceased to be a Director on June 2, 2022. The amount shown under "All other compensation" is the value of a gift presented to Mr. Ball upon his retirement from the Board.

43

 ALGONQUIN | LIBERTY  44 2023 Management Information Circular  Executive compensation  HRCC’s Letter to Shareholders  Dear Shareholder,  One of the HRCC’s primary responsibilities is to reinforce Algonquin’s pay for performance culture by aligning executive and employee compensation with the Corporation’s overall performance, including Total Shareholder Return (“TSR”). Algonquin has historically been a capital-intensive, growth-oriented organization. After several years of strong growth, 2022 witnessed numerous short-term challenges that resulted in disappointing returns for Shareholders for which management has been held accountable in the form of significantly lower realized compensation, including through the HRCC's use of discretion to adjust downward the annual short-term incentives payable to executives and awarding no short-term incentive to the CEO.  As described below and on the following pages,  the total compensation realized or realizable in 2022 by our NEOs who were in their roles for the full year (i.e., Messrs. Banskota, Johnston, and Norman and Ms. Tindale) on average was 71% of the pay reported in the Summary Compensation Table (see page 74)  and their total direct compensation realized or realizable in 2022 was 27% to 52% of their target total direct compensation (see page 47).  The HRCC carefully considered the Corporation’s 2022 performance and took advice from its independent compensation advisor when assessing overall compensation for executives. We believe that the compensation decisions taken by the HRCC and  the Board, which are described in the following pages of this Circular, appropriately reflect the challenging end to 2022 and our pay for performance philosophy while recognizing important achievements and progress on key objectives during the year. We also believe that  these decisions will motivate and incentivize management to execute on the decisive actions announced in early January to strengthen the Corporation both financially and strategically and position us to capitalize on  long-term, value-creating opportunities.  This letter summarizes the HRCC’s approach to executive compensation and other key initiatives in 2022 and highlights changes that have been implemented  for 2023. We trust that the information that follows, including the compensation discussion and analysis, will provide you with the information necessary to make an informed decision as you cast your vote on our approach to executive compensation at the Meeting.

 45  2022 corporate performance and pay decisions     Despite disappointing TSR and overall financial results that were challenged by a delayed rate case ruling at our California electric utility, U.S. customs delays  affecting the delivery of solar panels to our New Market solar project in Ohio, rising interest rates and inflation, tax changes, and other factors, in 2022 the Corporation made significant progress on several key initiatives aligned with our three strategic pillars of Growth, Operational Excellence, and Sustainability.  The Corporation completed the sale of ownership interests in a portfolio of operating wind facilities in the U.S. and Canada to InfraRed Capital Partners, an international infrastructure investment manager. The transaction consisted of the sale of (i) a 49% ownership interest  in three operating wind facilities in the U.S. totaling 551 megawatts of installed capacity, and (ii) an 80%  ownership interest in the 175 megawatts operating Blue Hill Wind Facility in Saskatchewan, for total cash proceeds of approximately US$277.5 million for the U.S. facilities and  $108.6 million for the Blue Hill facility (subject to potential post-closing adjustments).  The Corporation completed the acquisition of Liberty Utilities (New York Water) Corp., a regulated water and wastewater utility serving approximately 127,000 customer connections in southeastern New York, for a purchase price of approximately US$609 million.  The Corporation continued to execute on its relationships with commercial and industrial customers to help them achieve their sustainability objectives. In May,  Algonquin announced its collaboration with Meta on the 112 megawatts Deerfield II wind facility in Huron County, Michigan. Meta will purchase 100% of the energy and environmental attributes from Deerfield II, building on the existing relationship the companies have at the Altavista  solar facility in Virginia.  The Corporation completed its first investment in the non-regulated renewable natural gas (“RNG”) sector with the Renewable Energy Group’s acquisition of Sandhill Advanced Biofuels and its portfolio of four RNG anaerobic digestion projects on dairy farms in Wisconsin.  The Corporation exceeded its interim ESG target to reduce greenhouse gas emissions by more than 1 million metric tons from 2017 levels.  The Corporation sustained its industry top-decile safety performance with a total recordable incident rate of 0.53. The Corporation ended 2022 with 230 days, or 4.6 million employee hours, since the last lost-time injury.  These financial and non-financial accomplishments were reflected in the 2022 Corporate Scorecard result, which was calculated at 83.1% of target (see "Short-term  incentive plan" beginning on page 54 for additional details). After considering the Corporate Scorecard result, the other components of the short-term incentive plan (including  the Finance division scorecard for Mr. Myers), and the Corporation's overall performance in 2022, the HRCC applied downward discretion and recommended short-term incentive awards equal to 0% of target  for Mr. Banskota, 86.5% of target for Mr. Myers, and 50% of target for Messrs. Johnston and Norman and Ms. Tindale.  The 2020 PSU awards vested at 40.9% of their original grant date value, based on the closing price of the Common Shares on the TSX on December 30, 2022 of $8.82. The number of PSUs that vested was 74% of the original grant (excluding accrued dividend equivalent units), based on the performance factor achieved.  (See “2020 PSU award performance results" beginning on page 62 for additional details.)  2022 committee initiatives  The HRCC conducted detailed reviews of compensation frameworks and peer benchmarking in 2021 which enabled an emphasis in 2022 on succession planning and talent development. The HRCC focused on succession planning for the role of CEO and discussed potential internal candidates and their development plans. The HRCC  also had primary oversight of, and input into, the executive search and recruitment process that led to the hiring of Darren Myers as Algonquin’s new Chief Financial Officer in August. The HRCC also reviewed talent development  and succession planning at other levels in the organization and provided feedback on initiatives to attract and retain high-performing employees. The HRCC will continue to review succession plans and believes  that the Corporation has a strong talent pipeline.

 Other NEOs  Chief Financial Officer  55% – LTIP 18% – STIP 27% – Base salary  Chief Operating Officer, Chief Development Officer, and Chief Legal Officer  67% – Pay at risk  73% – Pay at risk  46% – LTIP 21% – STIP 33% – Base salary  CEO compensation decisions  Algonquin's disappointing overall performance in 2022 resulted in the HRCC and Board making the decisions outlined below regarding the CEO’s compensation.  The HRCC believes that these decisions appropriately reflect the results achieved in 2022.  2022 base salary  The HRCC worked with its independent compensation advisor, Hugessen, to assess the alignment of the CEO’s total direct compensation with the market median of the Corporation’s comparator group. Mr. Banskota’s base salary was increased by 3.1% in April 2022, from  $969,000 to $1,000,000, in alignment with the market data.  2022 short-term incentive  The short-term incentive award for Mr. Banskota is weighted 80% on the Corporate Scorecard results and 20% on the HRCC and Board’s assessment of  his individual performance and leadership. The CEO’s short-term incentive target award is 125% of his base salary. As noted above, the 2022 Corporate Scorecard result was calculated at 83.1% of target. The HRCC and Board assessed Mr. Banskota's individual performance and leadership during the year at 75% of target. This would have resulted in a 2022 short-term incentive award for  ALGONQUIN | LIBERTY  46 2023 Management Information Circular  Mr. Banskota of $1,018,500, or 81.5% of his target award. However, in consultation with Mr. Banskota, it was decided that he would forego a short-term incentive award in light of the Corporation's overall performance and TSR during 2022.  2022 long-term incentive  Long-term incentive awards are granted annually based upon target levels established by the HRCC and Board. For 2022, the target long-term incentive award for  Mr. Banskota was 325% of base salary. The target long-term incentive award was delivered 75% in the form of PSUs, which vest only if specific performance criteria approved  by the Board are achieved over the three-year performance period ending on December 31, 2024, and 25% in Options with a term of eight years and which vest in three equal tranches of one-third beginning on December 31 of the year of grant and on December 31 of the two following years. The performance criteria for the PSUs awarded in 2022 are described under the heading "2022 PSU grants" on page 63.  2023 compensation  The CEO's 2023 base salary, target short-term incentive, and target long-term incentive were kept at the same amounts as in 2022.  Executive compensation components and pay mix  Total target direct compensation for executives consists of base salary, short-term incentive, and long-term incentive. Each of these components is described in more detail in the disclosure that follows this letter.  The HRCC believes that compensation should be strongly aligned to performance and the compensation mix of the CEO and the other NEOs reflects this through a significant portion of pay-at-risk for each executive. For 2022, the target compensation mix for the CEO consisted of 18% base salary with pay-at-risk representing 82% of total target compensation. Pay-at-risk for the other NEOs in 2022 ranged from 67% to 73%.  NEO compensation mix — pay at risk  59% – LTIP 23% – STIP 18% – Base salary  Chief Executive Officer  82% – Pay at risk

2022 realized and realizable compensation

The HRCC carefully assessed the realized and realizable value of executive compensation in 2022. As shown in the table below, the realized and realizable total direct compensation for the NEOs who held their executive roles with the Corporation during all of 2021 and 2022 declined by an average of 38.7% year-over-year. In addition, Mr. Banskota's 2022 realized and realizable total direct compensation was only 26.8% of his target, while the 2022 realized and realizable total direct compensation for Messrs. Johnston and Norman and Ms. Tindale was approximately 52% of their targets. These compensation values reflect the Corporation's financial performance and the experience of Shareholders in 2022 and demonstrates the alignment of pay with performance.

NEO	Year	Salary Paid	Annual Incentive Award	Performance Share Unit Value Realized[1]	Option Value Vested[2]	Aggregate Realized/ Realizable Total Direct Compensation ("TDC")	2022 Target TDC	2022 Aggregate Realized/Realizable TDC as a % of Target TDC
Arun Banskota CEO	2022	$995,231	$0	$480,366	$0	$1,475,597	$5,500,000	26.8%
	2021	$966,808	$1,270,359	N/A[3]	$80,743	$2,317,910	-	-
					Decrease in Aggregate Realized/Realizable TDC 2022 to 2021: 37.3%			
Johnny Johnston COO	2022	$511,142	$167,375	$139,550	$0	$818,067	$1,570,750	52.1%
	2021	$488,813	$330,964	$450,377	$94,538	$1,364,652	-	-
					Decrease in Aggregate Realized/Realizable TDC 2022 to 2021: 41.1%			
Jeff Norman CDO	2022	$513,631	$168,350	$139,458	$0	$821,439	$1,579,900	52.0%
	2021	$483,077	$354,074	$399,400	$85,155	$1,321,706	-	-
					Decrease in Aggregate Realized/Realizable TDC 2022 to 2021: 37.9%			
Jennifer Tindale CLO	2022	$474,572	$156,000	$126,672	$0	$757,244	$1,464,000	51.8%
	2021	$443,714	$321,906	$381,423	$80,782	$1,227,825	-	-
					Decrease in Aggregate Realized/Realizable TDC 2022 to 2021: 38.3%			

1. Performance Share Unit Value Realized is the value of PSU awards that vested on December 31 of the applicable year. The value of any RSUs that vested during the year has been excluded to facilitate year-over-year comparisons because RSUs have been awarded as make-whole awards for new hires or for retention purposes and are not part of an executive's target total direct compensation. The values of RSUs that vested are as follows: Arun Banskota: 2022 - $708,637 and 2021 - $2,035,680 (make-whole awards); Johnny Johnston: 2022 - $529,809 and 2021 - $163,645 (make-whole award and retention award); Jeff Norman: 2022 - $153,437 and 2021 - $145,137 (retention award); and Jennifer Tindale: 2022 - $146,131 and 2021 - $145,137 (retention award).
2. Option Value Vested is the in-the-money value as of December 31 of the applicable year of options that vested during the year.
3. The PSUs that vested on December 31, 2021 were granted in 2019 before Mr. Banskota commenced employment with the Corporation in February 2020.

2023 outlook

The HRCC considered potential changes to our compensation program for 2023 to reinforce our pay for performance philosophy. The HRCC recommended, and the Board approved, an increase in the weighting of the financial metrics contained in the Corporate Scorecard from 40% in 2022 to 60% in 2023. The 2023 Corporate Scorecard also contains a new financial metric based on earnings before interest and taxes, which the HRCC believes will incentivize focus on financial performance metrics within management's control. The HRCC and Board will implement an overall funding threshold into the 2023 short-term incentive plan design that will limit annual incentive payments to executives unless the Corporation achieves minimum financial performance objectives. Details on the 2023 Corporate Scorecard and annual incentive payouts will be included in the Corporation's 2024 management information circular.

HRCC Members

Melissa Stapleton Barnes (Chair)

Daniel Goldberg

Christopher Huskilson

Randy Laney

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 ALGONQUIN | LIBERTY  48 2023 Management Information Circular  Compensation highlights  A "pay for performance" philosophy is the foundation  of our compensation programs.  All members of the HRCC have the knowledge, experience, and background necessary  to fulfill their duties.  Algonquin’s compensation programs have been developed to align with our three strategic pillars.  Caps on payouts and vesting conditions are part of overall incentive plan design.  A substantial portion  of incentives is deferred to discourage executives from taking short-term or excessive risks.  Performance-based compensation is subject to our compensation clawback policy.  The HRCC and Board may exercise discretion when circumstances warrant an outcome different than what incentive plan formulas produced.  Equity ownership guidelines are in place for NEOs.  Executive employment agreements contain double-trigger provisions  in the event of a change of control.  An independent consultant is engaged by the HRCC to establish appropriate comparators for compensation and to develop compensation for executives  that is competitive in the market.  Executive pay is aligned with Shareholder interests by having a significant component at risk and tied to both short- and long-term objectives, including relative total shareholder return performance in the case of  PSU awards.

 49  Compensation  discussion and analysis  Annual compensation decision-making process  The Board has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:  CEO recommendations  Using management’s analysis and data, including peer group information, compensation trend information, internal equity considerations,  and performance against objectives, the CEO makes recommendations regarding executive compensation  to the HRCC.  HRCC review  The HRCC considers these recommendations using benchmark information with the assistance of an independent compensation consultant and other information as required, and makes recommendations to the Board.  Board approval  The Directors consider and approve the compensation of the CEO and the other executive officers.  The foregoing process is completed within the first quarter of each year. As part of the process, the Board, in consultation with the HRCC, also sets the individual and leadership performance objectives for the CEO for the coming year.  Performance objectives for the other executive officers, including leadership objectives, are set by the CEO. These performance objectives include business unit or divisional objectives.  For the purposes of determining bonuses under the Corporation's short-term incentive plan ("STIP"), the Board, on the recommendation of the HRCC,  annually approves the Corporate Scorecard which sets out objectives against which corporate performance is measured, with the results being considered in the  determination of bonuses for executive officers and other employees in conjunction with performance relative to business unit or divisional and individual objectives.  The HRCC works with an independent compensation advisor to monitor the effectiveness of the Corporation’s compensation policies, plans, and programs to enable the Corporation to be competitive and attract, retain, and motivate executives (and other employees) and reward achievement of the Corporation's goals.  To allow the HRCC and Board to establish compensation levels that are appropriate and remain market competitive, the independent consultant conducts a complete benchmarking review every two years. Typically,  the review scope includes a review and, if appropriate, amendments to the constituents of the Comparator Group, competitive market reviews of executive compensation levels, review and observations of current executive compensation philosophy, policies, and practices,  and a review of pay and performance alignment.

 ALGONQUIN | LIBERTY  50 2023 Management Information Circular  Compensation Comparator Group  To establish appropriate compensation levels relative to the Corporation’s peers, the HRCC worked with  its independent compensation advisor to develop a comparator group of Canadian and U.S. organizations primarily engaged in Algonquin's business sectors (independent power producers and utilities and other sectors of similar complexity) (the “Comparator Group”). The Comparator Group was refreshed in 2021 to account for Algonquin's growth since the previous refresh in 2019 with the intention that both the Canadian and U.S. groups (described as follows) would consist of an adequate number of peers within a reasonable range of Algonquin's size.  The Comparator Group consists of a Canadian-based peer group and a U.S.-based peer group with the intention that the Canadian peer group (the “Canadian Comparator Group”) be the primary benchmarking group, with the  U.S. peer group (the “U.S. Comparator Group”) used in specific situations where the location of work of the executive or the talent pool for recruiting for a role  is primarily the U.S. market. The Canadian Comparator Group was developed by considering general industry peers having a similar total enterprise value, asset size, revenues, and business model to the Corporation.  The lack of sufficient direct industry peers in Canada of similar size required broader selection criteria to develop an appropriate peer group. The U.S. Comparator Group was developed from close industry peers selected based on similar operations and with similar total enterprise value, asset size, and revenues.  The Canadian Comparator Group consists of 12 companies with a median total enterprise value of $19.0 billion, median total asset value of $17.2 billion, and median revenues of $3.9 billion. The U.S. Comparator Group consists of 15 companies with a median total enterprise value  of $18.6 billion, median total asset value of $18.7 billion, and median revenues of $4.4 billion. The market benchmarking for the Corporation’s compensation structure is based on compensation data from the Comparator Group. Comparator Group enterprise value, assets, and revenues are as of December 31, 2021 to reflect  the year in which the groups were most recently refreshed.  The Comparator Group for 2022 consists of the following entities:  Canadian Comparator Group  AltaGas Ltd.  ATCO Ltd.  Capital Power Corporation  Emera Incorporated  Fortis Inc.  GFL Environmental Inc.  Hydro One Limited  Inter Pipeline Ltd.  Northland Power Inc.  Open Text Corporation  Pembina Pipeline Corporation  TransAlta Corporation  While the intention is to use a consistent list  of comparators from year to year, the comparators used for compensation review are subject to periodic change due to the availability of relevant pay data, mergers and acquisitions, and relevance of new comparators based on updated financial metrics.  U.S. Comparator Group  Alliant Energy Corporation  Atmos Energy Corporation  Avangrid, Inc.  Black Hills Corporation  Center Point Energy, Inc.  Clearway Energy, Inc.  CMS Energy Corporation  IDACORP, Inc.  NiSource Inc.  OGE Energy Corp.  Pinnacle West Capital Corporation  PNM Resources, Inc.  Portland General Electric Company  The AES Corporation  UGI Corporation

Risk management and compensation

The Board has implemented compensation policies and practices to mitigate the risk of executives and employees taking inappropriate or excessive risks. These policies and practices include:

- Caps on payouts under the STIP at 200% of target awards;
- Performance factors with caps on the number of PSUs that can be issued under awards made pursuant to the Share Unit Plan;
- Termination and severance provisions with double triggers in the event of a change in control;
- A compensation clawback policy;
- Inclusion of non-financial performance measures in incentive compensation plans; and
- Board discretion to amend the final payouts under the incentive compensation programs.

As part of the HRCC's oversight responsibilities for the design and administration of the Corporation's executive compensation programs, the HRCC identifies and discusses plan design features or processes that may potentially represent conflicts of interest and/or inducements for inappropriate or excessive risk-taking by senior management.

The HRCC also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which important compensation decisions (e.g., the amount of annual incentives to be paid) are based.

These existing safeguards notwithstanding, the HRCC periodically reviews the relationship between enterprise risk and the Corporation's executive compensation plans and policies to confirm that they continue to be aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

The HRCC's independent compensation advisor reviews the potential risks associated with the Corporation's compensation programs and policies. These reviews include an assessment of each of the Corporation's incentive compensation programs individually, as well as holistically, to identify any risks inherent in the design or application of the programs.

The HRCC most recently engaged its independent advisor, Hugessen, to perform a risk assessment of the Corporation's executive compensation plans in 2021. Hugessen's assessment report did not identify any material risks arising from the Corporation's executive compensation plans.

Based upon its ongoing reviews and the independent assessment referred to above, the HRCC has concluded that the Corporation's executive compensation programs do not create inordinate risk for the Shareholders because an appropriate system of checks and balances is in place. When material changes are proposed to existing compensation plans or new plans are developed, it is the HRCC's practice to engage its independent advisor to review the potential changes as well as any differences in risk profile.

Fees paid to compensation consultants

The fees paid by the Corporation to compensation advisors for the work performed in the last two years are as follows:

	2022		2021	
Advisor	Executive compensation-related fees	All other fees[1]	Executive compensation-related fees	All other fees[1]
Hugessen Consulting Inc.	$83,696	-	$231,024	-
Mercer (Canada) Limited	-	$194,776	-	$498,334

1. All other fees are fees for work undertaken by the advisor for management relating to the collection of market data or database access, benchmarking, pension investment counsel or benefits advice, including due diligence services relating to employee pension and benefits in relation to potential acquisitions, and integration work for employee benefits plans for acquired businesses.

51

 ALGONQUIN | LIBERTY  2023 Management Information Circular  52  Named Executive Officer  compensation  This section discusses the elements of compensation for the Named Executive Officers in 2022 set out in this Circular, namely:  Arun Banskota, President & CEO (“CEO”);  Darren Myers,  Chief Financial Officer (“CFO”);  Johnny Johnston, Chief Operating Officer (“COO”);  Executive  compensation philosophy  The mandate of the HRCC includes the review of the Corporation’s executive compensation philosophy. The Corporation’s executive compensation philosophy is based on pay-for-performance and is designed to  attract, motivate, and retain executives, reward them for the Corporation’s financial and operational performance and individual contributions, and facilitate smooth succession processes.  When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the HRCC and Board have adopted the following approach:  Executive compensation is set with reference to the Canadian Comparator Group. The U.S. Comparator Group is considered as a secondary reference.  In appropriate circumstances, the weighting of the Canadian Comparator Group and U.S. Comparator Group may change depending on executive job location, executive responsibilities, local pay practices, and internal equity.  Pay is benchmarked and compared on a total target direct compensation basis (i.e., base salary + target annual short-term incentive + target annual long-term incentive). Benefits, perquisites, and pensions are  considered separately and established based upon market data for the market in which the executive is employed.  Given that the Corporation holds long-term assets and management decisions in any given year can have long-term implications, overall compensation is designed so that a majority of target direct compensation is delivered through variable pay-at-risk and longer-term compensation elements.  Compensation levels, mix, and incentive plans are designed so that target direct compensation is positioned at the median of the relevant Comparator Group. Variable compensation is designed so that compensation is at the median level for target performance, above median for above-target performance, and below median for below-target performance.  The impact of foreign exchange on compensation data is averaged over multi-year periods when benchmarking executive compensation to smooth its impact.  Judgment is applied and discretionary adjustments are made when appropriate to avoid an entirely mechanical process for setting each position's pay and to strengthen pay for performance alignment.  Jeff Norman,  Chief Development Officer (“CDO”);  Jennifer Tindale, Chief Legal Officer (“CLO”); and  Arthur Kacprzak  Former Chief Financial Officer (“Former CFO”).

Compensation mix

The Corporation's compensation program is based on concepts of pay for performance, market competitiveness, and internal equity, taking into account the roles and responsibilities of each level of employment in the organization. The program is designed to attract, retain, and motivate strong talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard, Business Unit Scorecards (as defined under the heading "Short-term incentive plan" on page 54), individual objectives and leadership performance, and long-term incentives.

In keeping with the Corporation's philosophy to link executive compensation to corporate performance, the Corporation's compensation model includes both base salary and at-risk compensation. At-risk compensation consists of short-term incentives and long-term incentives, both of which are subject to the achievement of performance objectives and, in the case of long-term incentives, Share price appreciation and shareholder returns.

The at-risk component of short-term incentives for executives depends on the achievement of annual corporate objectives, business unit or divisional objectives, individual objectives, and leadership performance. These objectives are contained in scorecards that establish measurable financial, growth, operations, stakeholder, sustainability, and employee objectives that, if achieved, add value to the Corporation. Performance against each objective is measured and assessed.

Achievement of the expected level of performance for a particular objective is required for that item to contribute points towards annual bonus amounts. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and lower amounts if target performance is not achieved.

In setting the total target direct compensation for the NEOs (base salary, target short-term incentive, and target long-term incentive), the HRCC and Board take into consideration the advice and recommendations provided by the HRCC's independent advisor which are based on the compensation earned by similar executive officers in the relevant Comparator Group (see discussion on page 50 under the heading "Compensation Comparator Group"). The following table shows the dollar value and percentage weighting of each component of the total target direct compensation for the NEOs in 2022.

	Compensation elements				Compensation mix			
Name	Base salary	Short-term incentive target	Long-term incentive target	Target total direct compensation	Base salary	Short-term incentive target	Long-term incentive target	Pay-at-risk
Arun Banskota (CEO)	$1,000,000	$1,250,000	$3,250,000	$5,500,000	18%	23%	59%	82%
Darren Myers (CFO)	$700,000	$455,000	$1,400,000	$2,555,000	27%	18%	55%	73%
Johnny Johnston (COO)	$515,000	$334,750	$721,000	$1,570,750	33%	21%	46%	67%
Jeff Norman (CDO)	$518,000	$336,700	$725,200	$1,579,900	33%	21%	46%	67%
Jennifer Tindale (CLO)	$480,000	$312,000	$672,000	$1,464,000	33%	21%	46%	67%
Arthur Kacprzak (Former CFO)	$515,000	$334,750	$721,000	$1,570,750	33%	21%	46%	67%

53

Base salary

Base salaries of the NEOs are established at levels which are meant to be competitive with other organizations with similar scope of operations, and of comparable size, to the Corporation. Base salaries are not a function of any specific relationship to the performance of the Corporation and are reviewed annually by the HRCC.

The Board approves any changes to the base salaries of the NEOs based on the recommendations of the HRCC. The HRCC's recommendations are established through benchmarking relative to the Comparator Group by the HRCC's independent compensation advisor.

Short-term incentive plan

The STIP is a cash bonus plan, the purpose of which is to align compensation with annual corporate and business unit results as well as individual performance against objectives and thereby promote behaviours which benefit the Corporation and its Shareholders. Target STIP awards are established based on position and market competitiveness and STIP payouts are capped at 200% of the target award for exceptional performance.

Short-term incentives are calculated and paid annually based on achievement relative to scorecard goals and objectives as well as individual performance, as described below.

Each NEO is eligible for an award under the STIP if established corporate, business unit, and personal goals and objectives are achieved. Each year, the corporate goals and objectives (the "**Corporate Scorecard**") are reviewed and approved by the Board on the recommendation of the HRCC. The Board and HRCC also review and approve the CEO's personal goals and objectives. The business unit goals ("**Business Unit Scorecards**") and personal objectives for the other NEOs are determined by the CEO and are aligned with the Corporate Scorecard for that year. The amount of the annual STIP award is determined by the aggregate STIP score ("**STIP Factor**") achieved by an NEO. The STIP Factor is calculated for each NEO based upon the relative weightings assigned to results achieved under the Corporate Scorecard, the Business Unit Scorecard (for NEOs other than the CEO), and individual objectives and leadership performance. The formula for calculating the STIP Factor is set out on page 55. The following table shows the relative weightings placed on the applicable scorecard results and the individual leadership and personal performance objectives for each of the NEOs who was eligible for a 2022 STIP award:

Name	STIP target for 2022 (% salary)	Maximum payout (% target)	Corporate scorecard weighting	Business unit scorecard weighting	Individual performance and leadership assessment
Arun Banskota	125%	200%	80%	-	20%
Darren Myers	65%	200%	60%	20%	20%
Johnny Johnston	65%	200%	60%	20%	20%
Jeff Norman	65%	200%	60%	20%	20%
Jennifer Tindale	65%	200%	60%	20%	20%

ALGONQUIN | LIBERTY
54 2023 Management Information Circular

 55  2022 Corporate Scorecard results  The 2022 Corporate Scorecard contained 14 objectives that were grouped into three categories weighted  as follows: (i) Growth with a Strong Balance Sheet – 40%;  (ii) Operational Excellence – 40%; and (iii) Sustainability – 20%. The HRCC assessed the Corporation’s performance in 2022 on each of the objectives and determined that the overall Corporate Scorecard result for the year was 83.1% of target. The performance assessment for each objective is shown on the following pages.  The actual 2022 STIP awards to the NEOs are described under “2022 executive performance highlights” beginning on page 70 and in the Summary Compensation Table on page 74.  STIP payouts  Annual STIP payouts are calculated as allows:  The STIP Factor calculation varies by individual NEO based on the weighting of the Corporate Scorecard, Business Unit Scorecard, if applicable, and the individual and leadership objectives, and is calculated as follows:  Corporate Scorecard achievement  Corporate Scorecard weight  Business Scorecard achievement  Leadership objective achievement  Business Scorecard weight  Leadership objective weight  STIP  Factor  Base salary  STIP  Factor  STIP  payout  Target  %

Corporate Scorecard results

The following sets out the 2022 Corporate Scorecard objectives and performance results achieved relative to those objectives. Targets and results noted in the discussion below are established and measured based on a C$ to US$ exchange rate of C$1.30 / US$1.00, the 2022 budget rate. Accordingly, reported performance may vary from results in the financial statements of the Corporation for 2022 due to difference in exchange rates used.

The overall 2022 Corporate Scorecard result was 83.1 points out of a target of 100 and a maximum of 200. In the Growth with a Strong Balance Sheet category, the Corporation achieved a score of 16.8 points out of a target of 40 and a maximum of 80. The result was driven primarily by below threshold performance on the earnings per share growth and FFO/debt ratio metrics. The score in the Sustainability category was 16.0 points out of a target of 20 and a maximum of 40. The Corporation achieved the maximum score for the implementation of cybersecurity risk management initiatives but missed the target for new renewable energy projects and women in leadership roles. In the Operational Excellence category, the Corporation achieved a score of 62.8 points out of a target of 40 and a maximum of 80. The maximum points were awarded for the Corporation's safety performance and implementation of the Customer First program.

Growth with strong balance sheet

16.8 pts. (max. 80 pts.)

Maximize operating efficiency and reduce cost of capital through prudent investment

Meet adjusted net earnings per share[1] (EPS) target
4.3 pts. - 93.2%

2022 actual - $0.69

Minimum $0.67 | Target $0.74 | Maximum $0.81

Meet EPS growth target
0.0 pts. - 0.0%

2022 actual - 0.0%

Minimum 0.0% | Target 3.0% | Maximum 7.0%

Funds from operations / debt ratio
0.0 pts. - 0.0%

2022 actual - below minimum

Minimum 14.0% | Target 14.5% | Maximum 15.0%

Growth sub-total: 4.3 pts.

Sustainability

16.0 pts. (max. 40 pts.)

Environmental

400MW of new Board-approved renewable projects in 2022
4.6 pts. - 46.0%

2022 actual - 346 MW

Minimum: Cumulative new renewables projects approved by Board in 2022 is less than 300 MW | Target 400 MW | Maximum 500 MW

Social

Exceed 32.5% women in leadership roles
3.1 pts. - 62.0%

2022 actual - 31.5%

Minimum 30.0% | Target 32.5% | Maximum 35.0%

Governance

Build a robust compliance framework
3.3 pts. - 132%

2022 actual - 9 initiatives

Minimum: Less than 5 initiatives implemented | Target 8 initiatives | Maximum 11 initiatives

Cybersecurity risk management program
5.0 pts. - 200%

2022 actual - 26 initiatives

Minimum: Results are less than 7 initiatives implemented | Target 15 initiatives | Maximum 26 initiatives

Sustainability sub-total: 16.0 pts.

56 ALGONQUIN | LIBERTY
2023 Management Information Circular

Operational excellence

62.8 pts. (max. 80 pts.)

Provide customers with reliable service

SAIFI rate (frequency of electrical outages)

2.2 pts - 88%

2022 actual - 1.13

- **Minimum:** Worse performance than worst of last 3 years – 1.39
- **Target:** 3% improvement on best of last 3 years – 1.10
- **Maximum:** Top-quartile industry average – 0.80

Gas leak response time

4.1 pts. - 164%

2022 actual - 23.68 min.

- **Minimum:** Results worse than 75% the regulatory targeted maximum response time i.e., 45 min.
- **Target:** 30 min.
- **Maximum:** 20 min.

Unplanned water disruption

3.5 pts. - 140%

2022 actual - 0.53

- **Minimum:** Results are worse than worst Regulated performance in last 3 years i.e., 0.93
- **Target:** 0.80
- **Maximum:** 0.12

Renewables: (OPI) Operational Performance Index

4.3 pts. - 172%

2022 actual - 96.5 %

- **Minimum:** Results are 3% worse than target i.e., 92%
- **Target:** 95%
- **Maximum:** 97%

Conduct operations safely and consistently with ESG principles

OHSA Recordable Incident Rate

30 pts. - 200%

2022 actual - 0.53 pts.

- **Minimum - 0 pts.:** Below U.S. industry average incident rate – 1.27
- **Target - 15 pts.:** Top-quartile U.S. industry average incident rate – 0.96
- **Maximum - 30 pts.:** Top-decile U.S. industry average incident rate – 0.59

Meet our Customers' Expectations

Drive improved customer satisfaction as measured by J.D. Power

3.7 pts. - 49.3%

2022 actual - 699

- **Minimum:** 675
- **Target:** 724
- **Maximum:** 740

Customer First program delays

15 pts. - 200%

2022 actual - 0 weeks of slippage

- **Minimum:** More than 16 weeks of combined slippage between Release 1 actual go-live and planned Release 2 go-live
- **Target:** 8 weeks of combined slippage
- **Maximum:** No slippage

Operational excellence sub-total: **62.8 pts.**

Sustainability:	16.0pts.
Operational excellence:	62.8 pts.
Growth:	4.3 pts.

2022 Corporate Scorecard Total: **83.1 pts**

2022 maximum available: **200 pts.**

1.For further information on non-GAAP financial measures, please see "Caution concerning Non-GAAP financial measures" on page 6.

57

 The Black-Scholes value for the 2022 Option grants was determined using the following assumptions:  Grant date  Term1  Volatility2  Dividend yield  Risk-free rate3  March 23, 2022  5.5 years  27.3%  4.6%  2.3%  The safe harbour term used is equal to ((time to expiry + 3) / 2). Option term is eight years.  The volatility of the share price is based on the average daily volatility over the last 750 trading days (three years).  The risk-free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the Option.  ALGONQUIN | LIBERTY  58 2023 Management Information Circular  The long-term incentive plan  The long-term incentive plan ("LTIP") element of compensation for the NEOs consists of participation in the Stock Option Plan and the Share Unit Plan.  The LTIP is intended to incentivize and reward behaviour that creates long-term value for Shareholders by aligning the interests of executives with long-term Shareholder interests. To achieve this, the future value of the LTIP awards is tied to the value of the Common Shares.  The realization of such value depends on the achievement of performance-vesting criteria and share price growth, making the LTIP portion of executive compensation truly “at risk” and linked to performance.  The number of Options and PSUs granted to the NEOs  as annual long-term compensation awards is determined by the Board on the recommendation of the HRCC, based on the target direct compensation and the percentage of target direct compensation to be granted in the form of long-term incentives. Previous grants of Options and PSUs are not considered when approving new grants, as annual grants are made based on the long-term incentive target.  For each NEO, the annual target long-term incentive is granted 25% as Options and 75% as PSUs.  Options and PSUs increase or decrease in value in proportion to the increase or decrease in the market price of the Common Shares over the term of a particular grant.  The fair value of Option grants is based on the greater of:  the value determined by using the Black-Scholes valuation methodology, as it is an appropriate and commonly used methodology to value Options; or  a value equal to 10% of the price of Common Shares on the TSX at the date of grant. For the Options granted in  2022, the Black-Scholes value was determined to be equal to 15.6% of the share price of $19.06 as of March 23, 2022.

The Stock Option Plan

The purpose of the Stock Option Plan is to attract, retain, and motivate executives and to align the interests of executives with Shareholders by providing executives with the opportunity, through Options, to build their equity interests in the Corporation.

The Stock Option Plan authorizes the Board to issue Options to Directors, officers, employees, consultants, or other service providers of Algonquin or any of its subsidiaries ("**Eligible Persons**"). There are no plans to issue Options to Directors or to any Eligible Person other than the Corporation's executive officers.

Options granted under the Stock Option Plan have a term of eight years. They vest in three equal tranches commencing on December 31 of the year of grant and on December 31 of the two subsequent years.

The aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares issued and outstanding at the time the Options are granted. The Stock Option Plan is "reloading," meaning that to the extent Options expire or are terminated, cancelled, or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled, or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.

As of December 31, 2022 the number of outstanding Options was 2,626,780 which represented 0.38% of the total issued and outstanding Common Shares as at that date. The number of available Options as of December 31, 2022 was 44,398,386, which represented 6.49% of the total issued and outstanding Common Shares as at that date and is equal to 8% of the total issued and outstanding Common Shares as at that date, less those shares issuable under all other share-based compensation plans and Options outstanding on that date. The number of Common Shares that have been issued pursuant to the Stock Option Plan as of December 31, 2022 was 6,945,565. The number of Common Shares that have been issued pursuant to the Stock Option Plan as a percentage of the issued and outstanding Common Shares as at December 31, 2022 was 1.02%.

A more detailed description of the Stock Option Plan can be found at Schedule "C". The table below summarizes certain ratios as at December 31, 2022, 2021, and 2020 regarding the Stock Option Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2022, 2021, and 2020, and burn rate is measured using the weighted average number of Common Shares outstanding during the years as noted.

		December 31, 2022	December 31, 2021	December 31, 2020
Dilution	Total number of Options outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.38%	0.30%	0.35%
Burn rate	Total number of Options granted in a year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.09%	0.07%	0.18%
Overhang	Total Options outstanding plus the number of Options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	6.88%	6.21%	5.99%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.
2. The total number of Options granted in each year was as follows: 2022 – 646,090; 2021 – 437,006; and 2020 – 999,962.
3. The total number of Common Shares that can be issued under the Stock Option Plan as of December 31, 2022 was 44,398,386.

59

 ALGONQUIN | LIBERTY  60 2023 Management Information Circular  The Share Unit Plan  The objectives of the Share Unit Plan are to: (i) align  a portion of participating employees’ compensation with the performance of the Corporation over the long-term; and (ii) retain critical employees to drive business success.  Under the Share Unit Plan, PSU and RSU awards can be made. Each PSU and RSU awarded represents the opportunity to receive one Common Share (issued  from treasury or purchased on the secondary market), or a cash equivalent payment (in either case at the Corporation’s election), at the time of settlement, subject to the satisfaction of performance conditions in the case of PSUs, as described below.  PSUs are a component of long-term compensation for employees and vest based on the achievement of performance criteria specified at the time of grant  during the three-year performance period commencing on January 1 of the year of grant and ending on December 31 of the third year after the grant. PSU awards make up 75% of the target long-term compensation value for each of the NEOs. PSUs vest on the last day of the three-year performance period, subject to the degree of achievement on the performance criteria.  RSUs are issued under the bonus deferral program (see discussion at page 63 under the heading “Bonus deferral program”), for retention purposes, or as sign-on or make-whole compensation to attract senior talent.  RSU awards can also be made to facilitate retirement and transition of senior executives on a mutually agreeable timeline and terms. RSU awards are typically time-based awards and vest on continuity of employment or compliance with ongoing contractual obligations during the specified time period set out in the applicable award agreement.  The maximum number of Common Shares that are issuable from treasury under the Share Unit Plan to settle awards  of PSUs and RSUs is 7,000,000 (representing approximately 1.02% of the issued and outstanding Common Shares as at December 31, 2022). As at December 31, 2022 2,347,634 Common Shares have been issued from treasury in settlement of vested PSUs and RSUs, representing 0.34% of the issued and outstanding Common Shares as at that date. As at December 31, 2022 4,652,366 additional  Common Shares were available to be issued from treasury to settle vested PSUs and RSUs issued or to be issued under the Share Unit Plan, representing 0.68% of the issued and outstanding Common Shares as at that date.  Grants may be made under the Share Unit Plan to executives or other employees of the Corporation or of any affiliate  of the Corporation. For the purposes of the Share Unit Plan, an “affiliate” is any corporation, partnership, or other entity in which the Corporation, directly or indirectly, has majority ownership interest or which the Corporation controls.  A more detailed description of the Share Unit Plan can be found at Schedule “D”.  PSUs are granted based on a performance period of three calendar years commencing on January 1 of the year in which the PSUs are granted (the “Performance Period”). In addition to the performance criteria specified at the date of grant, a performance modifier is applied to  the PSUs based on the cumulative TSR achieved by the Corporation during the Performance Period relative to a group of peers. For PSUs granted in 2021 and prior years, the Corporation’s cumulative TSR is measured relative to the S&P/TSX Capped Utilities Index. For PSUs granted in 2022, the Corporation’s cumulative TSR is measured relative to a blended average of the S&P/TSX Capped Utilities Index and the S&P 500 Utilities Index, with each group having equal weighting. These peer groups are  referred to below as the “Index Group”. If the TSR achieved by the Corporation over the Performance Period relative to the TSR for the Index Group for the same period is between the 25th and the 75th percentile, the number of PSUs that vest will be modified on a pro-rata basis between 80% to 120%. If the TSR performance of the Corporation is at or below the 25th percentile performance of the Index Group, the number of PSUs that vest will be reduced to 80% of those that would have otherwise vested. If the TSR performance of the Corporation is at or above the 75th percentile of  the performance of the Index Group, the number of PSUs that vest will increase to 120% of those that would have otherwise vested. In the latter case, there will be no increase applied to the number of PSUs that vest where the Corporation’s TSR performance is negative over the Performance Period despite strong relative performance when compared to the Index Group.  If the achievement for any one performance criteria is above target for the Performance Period, the number of PSUs that vest can be increased to a maximum  weighting for the relevant performance criteria as follows:  (i) efficiency (170%); (ii) safety (20%); and (iii) customer service (7.5%). The maximum number of PSUs that can vest under these performance criteria with the TSR modifier applied, assuming maximum relative TSR performance  to the Index Group, is 237% of the PSUs originally granted.

 Efficiency factor  0 – 1.70  Units granted  Safety factor  0 – 0.20  Performance criteria  (calculated over three-year period)  Units granted  Relative  TSR performance  Final share units vested  Units issued for  dividends paid  Customer factor  0 – 0.075  TSR  modifier  80% – 120%  The actual number of PSUs that will vest is determined as follows:  2020 PSU award performance results  PSUs granted in 2020 had a Performance Period of January 1, 2020 to December 31, 2022. The performance metrics and the results achieved during that Performance Period were:  Performance factor  Target  Weighting  Three-year average achieved  Performance range achieved 1  Achieved factor  Efficiency  100 points  85%  60.6 points  > 60 and <= 80  0.680  Safety  1.07 RIR  10%  0.60 RIR  < 0.70 RIR Rate  0.200  Customer service  90%  5%  88.8%  > 80% and <= 90%  0.045  A. Total performance factor score  92.5%  B. TSR performance modifier  80%  C. Overall performance and TSR factor (A x B = C)  74%  D. Realized value vs. grant date value  40.9%  1. See “2020 PSU award performance results” on page 62.  61  The performance factor applied to the 2020 PSU awards was 92.5%. The TSR performance modifier was 80% due to the Corporation’s TSR performance during the Performance Period being below the 25th percentile of the Index Group, producing an overall performance score of 74%. Accordingly, the 2020 PSU grants vested at 86% of the original units awarded when taking into account the overall performance score and additional PSUs granted as dividend equivalents.  The realized value of the 2020 PSU grants, based on the December 30, 2022 closing price on the TSX of  $8.82 per Common Share, represented 40.9% of the original grant date value. The detailed calculation of the performance factor for the 2020 PSU awards is illustrated on page 62.

2020 PSU award performance results

For the 2020 PSU grants made to NEOs, the performance metrics achieved during the Performance Period from January 1, 2020 to December 31, 2022 were as follows:

Average efficiency achievement over three years

0.68 pts.

This factor has a target weighting of 85% (maximum 170%) and represents the average of the total points achieved in each year of the three-year Performance Period for financial and efficiency metrics established for the annual Corporate Scorecard.

Achievement factor
0.68 points (3-year average actual: 60.6 pts.)

Minimum <= 0 (0 pts.)	> 0 and <= 20 (0.17 pts.)	> 20 and <= 40 (0.34 pts.)	> 40 and <= 60 (0.51 pts.)	> 60 and <= 80 (0.68 pts.)	> 80 and <= 120 (0.85 pts.)	> 120 and <= 140 (1.02 pts.)	> 140 and <= 160 (1.19 pts.)	> 160 and <= 180 (1.36 pts.)	> 180 and <= 200 (1.53 pts.)	Maximum > 200 (1.70 pts.)

Safety performance achievement factor

0.200 pts.

This factor has a weighting of 10% (maximum 20%) and represents the Corporation's achieved Occupational Safety and Health Administration ("**OSHA**") Recordable Incident Rate ("**RIR**") relative to the OSHA Average RIR for the Performance Period.

Achievement factor
0.200 points (3-year average actual: 0.60)

Minimum > 1.30 (1.70 pts.)	< 1.20 and >= 1.29 (0.090 pts.)	<= 1.05 and >= 1.19 (0.950 pts.)	<= .95 and >= 1.04 (0.100 pts.)	<= .80 and >= .94 (0.105 pts.)	<= .70 and >= .79 (0.110 pts.)	Maximum < .70 (0.200 pts.)

Customer service achievement factor

0.045 pts.

This factor has a weighting of 5% (maximum 7.5%) and represents the average score achieved for customer service levels relative to the targets established for the year.

Achievement factor
0.045 points (3-year average actual: 88.8%)

Minimum < 50% (0 pts.)	= 50% (0.025 pts.)	> 50% and <= 60% (0.030 pts.)	> 60% and <= 70% (0.035 pts.)	> 70% and <= 80% (0.040 pts.)	> 80% and <= 90% (0.045 pts.)	> 90% and <= 110% (0.050 pts.)	> 110% and <= 120% (0.055 pts.)	> 120% and <= 130% (0.060 pts.)	> 130% and <= 140% (0.065 pts.)	> 140% and <= 150% (0.070 pts.)	Maximum > 150% (0.075 pts.)

TSR modifier factor

This factor modifies the total units to be received by a factor between 80% - 120% (pro-rata) depending on the relative performance of the Corporation's TSR over the Performance Period as compared to the S&P/TSX Capped Utilities Index TSR for the same period.

Achievement factor
0.80x modifier (3-year average actual: percentile ranking of 0%)

Threshold performance <= P25 Relative to Index (80% payout)	P50 relative to Index (100% payout)	>= P75 relative to Index (120% payout)

Total performance factor with TSR modifier: 74%

Maximum performance with TSR modifier: 237%

62 ALGONQUIN | LIBERTY
2023 Management Information Circular

2022 PSU grants

The PSUs granted in 2022 had three performance metrics weighted as follows: (i) efficiency – 80%; (ii) safety – 10%; and (iii) sustainability – 10%. The efficiency metric will be calculated as the arithmetic average percentage of the number of points achieved in the "Growth" category of the Corporate Scorecard for STIP purposes for each year of the Performance Period. The safety metric will be calculated based on the ratio of the average of the actual United States Occupational Safety and Health Administration ("**OSHA**") recordable incident rate on a consolidated basis across all businesses in North America operated by Algonquin over the Performance Period divided by the published industry average OSHA Recordable Incident Rate ("**Industry RIR**") over the same period. The most recent published average will be used for the third year. The Industry RIR will be calculated as the EBITDA weighted average Industry RIRs for each of the Corporation's business groups. The sustainability metric will be calculated based on the development and construction of new renewable energy generation and energy storage projects during the Performance Period, with the target being 700 megawatts.

Bonus deferral program

With a view to facilitating increased equity ownership among senior leaders, the Board established a bonus deferral program for eligible employees of the Corporation and its affiliates. Employees who hold positions above the level of senior manager are eligible to participate. Eligible employees may elect, prior to any calendar year, to defer up to 100% of their annual STIP award for that year and receive the deferred amount in RSUs issued under the Share Unit Plan. RSUs issued under this program are fully vested and may be settled in Shares issued from Treasury, Shares purchased on the secondary market, or in cash. Any bonus amount deferred is tax-deferred until the issued RSUs are settled. A participating employee may elect at any time after issuance of the RSUs to have them settled at a specified date in the future within the timeframes permitted under the program. The program allows for settlement of RSUs to be deferred for a period ending no later than December 31 of the second year following retirement or termination of employment. Employees receive additional RSUs in an amount equivalent to any dividend payable on an equivalent number of Common Shares during the period up to the settlement date of the RSUs. The additional RSUs issuable to reflect dividend payments are issued at the Market Value (as such term is defined in the Share Unit Plan) on the relevant dividend payment date in accordance with the Share Unit Plan.

The table below summarizes certain ratios as at December 31, 2022, 2021, and 2020 regarding the Share Unit Plan, namely dilution, burn rate, and overhang. Dilution and overhang are measured as a percentage of the total number of Common Shares outstanding as of December 31, 2022, 2021, and 2020 and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2022	December 31, 2021	December 31, 2020
Dilution	Total number of PSUs/RSUs outstanding divided by total number of Common Shares outstanding as at the end of the year noted.	0.33%	0.41%	0.25%
Burn rate	Total number of PSUs/RSUs granted in the year divided by the weighted average number of Common Shares outstanding during the year noted. [1,2]	0.14%	0.52%	0.96%
Overhang	Total PSUs/RSUs outstanding plus the number of units available to be granted pursuant to the Share Unit Plan, divided by the total number of Common Shares outstanding as at the end of the year noted.[3]	0.68%	0.10%	0.98%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.
2. The total number of PSUs/RSUs granted in each year (net of awards forfeited during the relevant year) was as follows: 2022 943,103; 2021 – 644,218; and 2020 – 1,1413,043. The figures include additional units granted due to dividends paid on Common Shares during the relevant year.
3. The total number of Common Shares that can be issued for vested PSU/RSUs as of December 31, 2022 was 4,652,366 (7,000,000 less 2,347,634 Common Shares issued as at December 31, 2022 to settle prior awards).

63

 ALGONQUIN | LIBERTY  64 2023 Management Information Circular  The employee share   purchase plan  The Corporation’s employee share purchase plan (“ESPP”) enables eligible employees (which includes the NEOs) to acquire Common Shares in a convenient and systematic manner, thereby facilitating increased levels of equity ownership by employees.  The maximum number of Common Shares issuable from treasury under the ESPP is 4,000,000, representing approximately 0.59% of the issued and outstanding Common Shares as at December 31, 2022. As of December 31, 2022 a total of 2,357,950 Common Shares had been issued from treasury to employees under the ESPP, representing 0.34% of the issued and outstanding Common Shares as of that date. A total of 1,642,050 Common Shares remained issuable from treasury under the ESPP as of December 31, 2022, representing 0.24% of the issued and outstanding Common Shares as of that date.  All regular full-time and part-time employees of the Corporation (including employees of subsidiaries of the Corporation in North America) are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction. For employees who are resident in Canada or who otherwise qualify as Canadian dollar participants under the ESPP, the Corporation matches 20% of the first  $5,000 contributed by the employee and 10% of the next  $5,000 contributed by the employee, for a maximum matching contribution of $1,500 annually. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, the Corporation matches 20% of the first US$5,000 contributed by the employee and 10% of the next US$5,000 contributed by the employee, for a maximum matching contribution of US$1,500 annually.  On or about the first business day following the processing of employees’ payroll, all contributions received in respect of each participant are paid in full on behalf of such participant to purchase Common Shares from treasury or,  at the election of the Corporation, through market purchases carried out by an independent broker through the  facilities of the TSX or NYSE. For employees who are resident in Canada or otherwise qualify as Canadian dollar participants under the ESPP, Common Shares issued  from treasury are issued at a price equal to the  volume-weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date. For employees who are resident in the United States or Bermuda or who have been designated by the Corporation as U.S. dollar participants under the ESPP, Common Shares issued from treasury are issued at a price equal to the volume-weighted average trading price of the Common Shares on the NYSE for the five trading days immediately preceding the purchase date.  Where the Corporation determines that Common Shares purchased by participants will be acquired through market purchases, an equivalent number of Common Shares will be acquired on the applicable market (with any shortfall  from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).  The Common Shares reserved for issuance to insiders under the ESPP, together with any other securities-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.  The ESPP does not set out a maximum number of Common Shares that may be issued to an individual employee; however, eligible employees may only contribute up to  a maximum of $10,000 per year in their respective plan participation currency in any given year. This has the effect of limiting the number of Common Shares that may be issued to any one individual under the ESPP.

The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to: (i) increase the number of Common Shares reserved for issuance from treasury under the ESPP; (ii) add additional categories of persons eligible to participate under the ESPP; (iii) eliminate or decrease the limitations on insider participation set forth previously; (iv) increase the amount of the contributions of the Corporation under the ESPP, provide for Common Shares to be purchased at a discount, increase the amount of any such discount, or otherwise provide for any additional form of financial assistance to participants; or (v) amend the amending provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.

The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law, except upon death or upon mental incompetency. Upon the termination of employment of any participant under the ESPP for any reason whatsoever, all Common Shares held in such participant's account under the ESPP shall be released to such participant.

The table below summarizes certain ratios as at December 31, 2022, 2021, and 2020 regarding the ESPP, namely, burn rate and overhang. Overhang is measured as a percentage of the total number of Common Shares outstanding as of December 31, 2022, 2021, and 2020 and burn rate is measured using the weighted-average number of Common Shares outstanding during the relevant years as noted.

		December 31, 2022	December 31, 2021	December 31, 2020
Burn rate	Common Shares issued from treasury under the ESPP in the year divided by the weighted average number of Common Shares outstanding during the year noted.[1,2]	0.06%	0.06%	0.05%
Overhang	Total Common Shares available for purchase by employees pursuant to the ESPP divided by the total number of Common Shares outstanding.[3]	0.24%	0.31%	0.40%

1. The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period. The weighted average number of securities outstanding is calculated in accordance with the CPA Canada Handbook and as such may be amended or superseded from time to time.
2. The total number of Common Shares issued for employee purchases under the ESPP during the years noted were as follows: 2022 – 414,338; 2021 – 355,096; and 2020 – 302,727.
3. The maximum number of Common Shares issuable under the ESPP is 4,000,000. As at December 31, 2022 2,357,950 Common Shares had been issued, with an additional 1,642,050 Common Shares being available for purchase by employees under the ESPP.

The defined contribution pension plan

The Corporation has established a defined contribution pension plan for its Canadian employees, including the NEOs (the "**Pension Plan**"). Under the Pension Plan, the Corporation contributes 6% of eligible earnings up to the annual limit established by Canada Revenue Agency ("**CRA**") on behalf of each NEO. No matching contributions are required by participants who are NEOs. For Canadian employees other than the NEOs and certain other executive officers, the Corporation provides an annual contribution of 2% of eligible earnings and matches up to an additional 2% of eligible earnings contributed by the employee up to a maximum contribution to the annual limit established by the CRA. Eligible earnings under the Pension Plan are defined as the annual base salary of the NEO. The Pension Plan is administered on behalf of the Corporation by a major Canadian life insurance company.

Under the Pension Plan, employees may retire by ending active employment at any time after reaching the age of 55. Upon retirement, the retired employee will receive retirement income through the purchase of a life or joint life annuity. The amount of retirement income will be dependent upon the accumulated value of the participant's account in the Pension Plan. There are a number of defined benefit pension plans in place for employees of operating affiliates of the Corporation. None of the NEOs or other executive officers are eligible to participate in the pension programs offered by the Corporation's affiliates.

65

Supplemental Executive Retirement Plan

The Corporation has established a Supplemental Executive Retirement Plan ("**SERP**") to provide a retirement savings program for executives that is aligned with market practices in Canada. Under the SERP, the Corporation accrues annually an amount for eligible executives, including the NEOs, equivalent to 12% of eligible earnings less any amounts contributed to the Pension Plan during the year. The SERP is an unfunded program under which no annual contributions are funded by the Corporation, with future amounts owing payable from the general revenues of the Corporation. Under the SERP, eligible earnings are the amount of annual base salary and annual cash incentive earned by the participant. Upon cessation of employment with the Corporation, a participant under the SERP receives, at their election, either a one-time taxable lump-sum payment or a series of annual taxable payments for a period not exceeding 15 years with an equal present value. Accrued amounts in the SERP are credited or debited annually by an amount equivalent to the annual return or loss achieved in the Pension Plan, based on the investment mix selected by the participant.

The following table shows the accumulated value (in Canadian dollars) from January 1, 2022 to December 31, 2022 for each NEO under the Pension Plan and the SERP.

Name	Accumulated value at start of year	Compensatory change[1]	Non-compensatory change[2]	Accumulated value at end of year
Arun Banskota (CEO)	$355,449	$246,730	$(9,008)	$593,172
Darren Myers (CFO)[3]	$0	$26,874	$205	$27,080
Johnny Johnston (COO)	$300,312	$81,462	$(13,002)	$368,772
Jeff Norman (CDO)	$607,408	$61,014	$(23,181)	$645,241
Jennifer Tindale (CLO)	$458,235	$65,994	$(19,696)	$504,533
Arthur Kacprzak (Former CFO)	$176,287	$91,348	$(15,066)	$252,568

1. Includes Pension Plan contributions and unfunded SERP contributions and credits.
2. Non-compensatory change is the amount of annual investment value increase/decrease achieved by a participant in the Pension Plan based on a participant's individual investment product mix elected in the program.
3. Mr. Myers commenced employment with the Corporation in August 2022 and, accordingly, a nil opening balance is shown.

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66 2023 Management Information Circular

 67  Other executive benefits  The Corporation provides executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:  Life and accidental death and dismemberment insurance coverage;  Medical expenses and medical insurance reimbursements;  Monthly car allowance;  Health and wellness coverage; and  A fitness allowance for a recreational and/or social club.  Some of these items are considered taxable benefits. The monetary value of the benefits is reported in the “Summary compensation table” on page 74.  Compensation clawback policy  The Board has adopted a compensation clawback policy applicable to all “Executive Officers” (as that term is defined under applicable securities legislation in Ontario) and to any other employee specifically designated by the HRCC. The policy was amended by the Board in 2021 to:  expand its application to (a) instances of misconduct by an Executive Officer or (b) where clawback of compensation is required under any applicable law,  rule or regulation, stock exchange rule, or regulatory body having jurisdiction over the Corporation from time to time;  remove the requirement that an Executive Officer be grossly negligent or engaged in fraud or intentional illegal conduct relating to a restatement of financial results  in order for the policy to be applicable; and (iii) confirm that when the policy is utilized to clawback compensation, no director or officer indemnification will be available  in respect of the clawback. Accordingly, the policy as amended provides that where: (i) there is a restatement of the financial results of the Corporation for any reason (other than a restatement caused by a change  in applicable accounting rules or interpretations);  (ii) the senior executive was engaged in conduct determined to be misconduct (as defined in the policy); or (iii) clawback is required under any applicable law, rule, or regulation or by a regulatory body, the HRCC has the ability in its discretion to recoup amounts paid or awarded to any Executive Officer as performance-based compensation or to cancel any performance-based compensation awards made to any Executive Officer.  Compensation awards are subject to recoupment  or cancellation looking back three years preceding the year in which the decision to clawback is made. In the case of a restatement of financial results, the amount that may be cancelled or recouped will be equal to the  difference between the performance-based compensation actually awarded and the amount that would have been awarded had it been calculated or determined based on the financial statements of the Corporation as restated.  In the case of misconduct, the amount of compensation recouped or cancelled will be at the discretion of the HRCC after taking into account the factors set out in the policy, as follows: the nature and severity of the misconduct; the executive’s position and degree of responsibility;  the availability of other remedies; the nature and quantum of any other penalties or punishment that a third party might impose in the circumstances on the individual  or the Corporation; and the harm or potential harm  that the misconduct had or may have on the Corporation and its reputation. If the clawback is required by law or regulatory authority, then the amount of the clawback will be determined with reference to the amount required  by law or the regulatory authority.

Executive Equity Ownership Guideline

The Board has established an equity ownership guideline applicable to the NEOs. Effective February 27, 2020, the Executive Equity Ownership Guideline was amended to, among other things, increase the level of required equity ownership. The equity ownership guideline is a multiple of the NEO's base salary as shown below.

Executive	Current equity ownership requirements
CEO	7x base salary
CFO	3x base salary
Other NEOs	2x base salary

The Executive Equity Ownership Guideline provides a transition period for NEOs to achieve their required level of ownership. The transition period ends on the later of: (i) five years from their date of hire or promotion to a NEO role; or (ii) the third anniversary of their most recent salary increase. Notwithstanding the preceding sentence, if an NEO's ownership falls below the guideline amount due to a decline in the market price of the Common Shares, such NEO will have two years to restore compliance. During such two-year period, such NEO's equity holdings will be valued at the higher of acquisition cost or market value. If an NEO does not comply with the guideline by the applicable deadline, such NEO must use one-third of his or her base salary to purchase additional Common Shares. In addition, the HRCC may exercise its discretion to award any annual bonus payable to such NEO in the form of Common Shares.

Common Shares and vested RSUs are considered equity holdings for the purposes of determining compliance with the ownership guideline.

NEOs may not sell net after-tax Common Shares issued in settlement of vested PSUs until they have met the equity ownership guideline.

In addition, pursuant to the terms of his employment agreement, Mr. Banskota is required to maintain equity ownership in the Corporation for two years following his retirement. The value of equity that he is required to continue to hold is equal to the amount that he was required to hold during his last year of employment.

The table below shows the equity ownership for each NEO, other than Mr. Kacprzak, as of January 3, 2023. The value is calculated using the volume-weighted average price of the Common Shares on the TSX for the 20 trading days prior to that date, which was $9.5535.

NEO	Base Salary	Ownership Guideline Value	Common Shares	Common Share Value	Vested RSUs	Vested RSU Value	Total Value	Ownership Requirement	Deadline
Arun Banskota (CEO)	$1,000,000	$7,000,000	207,096	$1,978,492	-	-	$1,978,492	28.3%	July 17, 2025
Darren Myers (CFO)	$700,000	$2,100,000	2,736	$26,138	-	-	$26,138	1.2%	August 31, 2027
Johnny Johnston (COO)	$515,000	$1,030,000	44,493	$425,064	-	-	$425,064	41.3%	February 20, 2025
Jeff Norman (CDO)	$518,000	$1,036,000	83,055	$793,466	53,718	$513,195	$1,306,661	126.1%	Target met
Jennifer Tindale (CLO)	$480,000	$960,000	39,871	$380,908	-	-	$397,514	41.4%	February 20, 2025

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68 2023 Management Information Circular

Equity compensation plan information

The table below indicates the number of securities to be issued under the Corporation's equity compensation plans, the weighted-average exercise price of Options issued under the Stock Option Plan, and the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2022. There are no equity-based compensation plans not approved by Shareholders.

Equity compensation plan category	Number of securities to be issued upon exercise or settlement of outstanding securities	Weighted-average exercise price of outstanding Options	Number of securities remaining available for future issuance under equity compensation plans[1]
Plans approved by security holders:			
Stock Option Plan	2,626,780	$16.02	44,398,386
Share Unit Plan	2,268,196[2]	-	2,384,170[3]
ESPP	N/A	-	1,642,050
DSU Plan	645,714	-	309,762[4]
Total	**5,540,690**	**$16.02**	**48,734,368**

1. Amounts exclude the number of securities reflected in the column headed "Number of securities to be issued upon exercise or settlement of outstanding securities".
2. Represents PSU and RSU awards that have not been settled.
3. Total is calculated as 7,000,000 less the awards set out in the first numerical column above and less treasury shares issued to settle PSUs and RSUs to December 31, 2022.
4. Total is calculated as 1,000,000 less the awards set out in the first numerical column and less treasury shares issued to settle DSUs to December 31, 2022.

Performance graph

The following performance graph compares the Corporation's cumulative TSR, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index for the five-year period commencing January 1, 2018.


Algonquin relative performance
Value of $100 invested on January 1, 2018
(assumes reinvestment of all dividends)
$200
$150
$100
$50
$0
Jan. 1, 2018
Dec. 31, 2018
Dec. 31, 2019
Dec. 31, 2020
Dec. 31, 2021
Dec. 31, 2022

	Jan. 1, 2018	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2022
Algonquin Share Price (TSX)	$100	$102.69	$143.47	$171.26	$157.35	$81.43
S&P/TSX Composite Index	$100	$91.11	$111.96	$118.23	$147.89	$139.25
S&P/TSX Capped Utilities Index	$100	$92.31	$126.91	$146.31	$163.35	$146.10

69

 ALGONQUIN | LIBERTY  70 2023 Management Information Circular  Executive compensation  information  2022 executive performance highlights  The following summarizes the key achievements of the NEOs during 2022, other than for Mr. Kacprzak.  Mr. Banskota has served as the President and Chief Executive Officer of the Corporation since July 17, 2020 and, prior to that date, served as President of the Corporation from February 10, 2020. During 2022,  Mr. Banskota made key contributions to accomplishments that included the following:  Delivered another year of top-decile industry safety  performance and received safety awards from the Canadian and American Gas Associations;  Closed the acquisition of Liberty Utilities (New York Water) for a purchase price of approximately US$609 million and successfully integrated the business, delivering safe and reliable water service to over 127,000 customer connections across seven counties in southeastern New York;  Closed the sale of ownership interests in a portfolio of Canadian and U.S. wind facilities to InfraRed Capital Partners for aggregate cash proceeds of approximately  $107.3 million and US$277.5 million, respectively, producing a gain  on disposition of US$71.2 million;  Advanced the Corporation’s commercial and industrial strategy of partnering with other companies to help them achieve their  ESG commitments through the first two solar projects in Texas and New Mexico with Chevron;  Delivered annual revenue of US$2,765.2 million, an increase of 22% from 2021; and  Delivered annual adjusted EBITDA1 of US$1,256.8 million, an increase of 17% from 2021.  Against the positive effects of these accomplishments were a number of macroeconomic and Algonquin-specific challenges, including rising interest rates and inflation, supply chain congestion, tax changes, a delay in a significant electric utility rate case, and delays in the delivery of solar panels from Asia due to U.S. customs issues.  Mr. Banskota’s STIP award is weighted 80% on the Corporate Scorecard result and 20% on individual objectives and leadership performance. The 2022 Corporate Scorecard result was 83.1% of target and the HRCC and Board awarded  a score of 75% of target for  Mr. Banskota's individual objectives and leadership performance.  In consultation with Mr. Banskota, it was decided that his 2022  STIP award of $1,018,500 would be forfeited.  Arun Banskota  President and  Chief Executive Officer  1. For further information on non-GAAP financial measures, please see “Caution concerning Non-GAAP financial measures on page 6.

 71  Mr. Myers has served as Chief Financial Officer of the Corporation since August 31, 2022. During 2022, Mr. Myers made key contributions to accomplishments that included the following:  Integrated into the Corporation and partnered with business leaders  to get up to speed quickly;  Provided leadership and brought experience to the Corporation’s financial reset;  Represented the Corporation to rating agencies and the  investment community, providing transparency on the challenges facing the Corporation and roadmap for improvement;  Led key Treasury activities, including the US$1.1 billion Liberty Utilities delayed draw term loan extension and the US$400 million one-year SOFR cap hedge; and  Assisted in the completion of the Corporation’s inaugural asset sell-down transaction, raising approximately US$355 million in proceeds.  Mr. Myers’s STIP award is weighted 60% on the Corporate Scorecard result, 20% on his Business Unit Scorecard result, and 20% on his individual objectives and leadership performance. The 2022 Corporate Scorecard result was 83.1% of target. The Board exercised discretion to adjust downward Mr. Myers's Business Unit Scorecard result to 83.1% of target. Based on Mr. Myers’s key contributions and accomplishments in 2022, the Board awarded a score of 100% for his individual objectives and leadership performance which produced an overall STIP award  of $131,161, as pro-rated for his time employed by the Corporation during 2022.  Darren Myers  Chief Financial Officer  Mr. Johnston joined the Corporation as Chief Operating Officer in 2019.  During 2022, Mr. Johnston made  key contributions to accomplishments that included the following:  Delivered another year of  top-decile industry safety metrics and received safety awards from the Canadian and American  Gas Associations for enterprise safety performance;  Completed eight regulatory rate cases, raising annual revenues by US$66.4 million;  Completed a US$1,027 million organic capital investment program, the largest in  the Corporation’s history;  Led the Customer First transformation, including  the successful deployment of new enterprise financial, customer, and asset systems to six utilities completing the deployment  to the East Region;  Led the successful integration and first full year of operations of the Corporation’s new water  business in New York, including the termination of transition services with its former owner; and  Led the successful on-boarding and integration of five new renewable generation sites totaling 202 megawatts of installed electrical capacity and 300 MMBTU/day of renewable natural gas.  Mr. Johnston’s STIP award is weighted 60% on the Corporate Scorecard result, 20% on his Business Unit Scorecard result, and 20%  on his individual objectives and leadership performance.  Based on Mr. Johnston's key contributions and accomplishments in 2022, the Board awarded a score of 75% for his individual objectives and leadership performance.  Notwithstanding the Corporate Scorecard result and Mr. Johnston's Business Unit Scorecard result and individual objectives and leadership performance score, the Board exercised discretion to approve  a 2022 STIP award of $167,375, which was equal to 50% of his target award. The Board determined that the STIP award appropriately  balanced Mr. Johnston's contributions and accomplishments during  2022 with the Corporation's overall financial and TSR performance  during the year.  Johnny Johnston  Chief Operating Officer

 ALGONQUIN | LIBERTY  72 2023 Management Information Circular  Mr. Norman has served as  Chief Development Officer of the Corporation since 2015. During 2022, Mr. Norman made key contributions to accomplishments that included the following:  Led the diligence, structuring, negotiation, and deal execution for recently completed transactions, including New York American Water Company, Inc., Sandhill Advanced Biofuels, LLC (a Wisconsin-based renewable  natural gas developer), and seven solar development sites secured from multiple counterparties;  Added 1,450 megawatts to the Corporation’s early-stage wind and solar development pipeline through enhanced focus on greenfield development;  Commenced construction on  the Carvers Creek (150 megawatt alternating current) and Clearview (145 megawatt alternating current) solar projects;  Completed construction of the Blue Hill wind facility;  Led the renewable asset  sell-down initiative with proceeds of approximately US$360 million from the sale of a 49% interest in three US-based wind facilities (Odell, Sugar Creek, and Deerfield) and the sale of an 80% interest  in the Blue Hill wind facility;  Advanced major regulated capital projects with substantial development progress on the 50 megawatt alternating current Luning II solar project and the 250 megawatt hour Luning II battery energy storage system, both designed to serve CALPECO load in California, in addition to  overseeing ongoing construction of the Sarival Waste Water Reclamation facility in Arizona; and  Advanced the Corporation’s development capabilities through testing and selection of portfolio management tools.  Mr. Norman’s STIP award is weighted 60% on the Corporate Scorecard result, 20% on his Business Unit Scorecard result, and 20% on  his individual objectives and leadership performance. Based on Mr. Norman's key contributions and accomplishments in 2022, the Board awarded a score of 75% for his individual objectives and leadership performance.  Notwithstanding the Corporate Scorecard result and Mr. Norman's Business Unit Scorecard result and individual objectives and leadership performance score, the Board exercised discretion to approve  a 2022 STIP award of $168,350,  which was equal to 50% of his target award. The Board determined  that the STIP award appropriately balanced Mr. Norman's contributions and accomplishments during  2022 with the Corporation's overall financial and TSR performance during the year.  Jeff Norman  Chief Development Officer

 73  Ms. Tindale has served as Chief Legal Officer of the Corporation since 2017. During 2022, Ms. Tindale made a number of key contributions to accomplishments that included the following:  Led the due diligence, structuring, negotiation, and deal execution on priority transactions, including the completed acquisitions of the Sandhill RNG Project and the Clearview, Angelina, and Alamo Solar Projects, the pending acquisition of Kentucky Power, and the Corporation’s inaugural asset recycling transaction, which resulted in the sale by  the Corporation of an ownership interest in three U.S. wind facilities and one Canadian wind facility;  Executed on the Corporation’s securities offerings and financings, including the Corporation’s concurrent offerings of  US$750 million and C$400 million fixed-to-fixed reset rate junior subordinated notes and the  re-establishment of the Corporation’s at-the-market equity offering platform;  Provided leadership and legal support for key agreements and/or financings associated with renewable development projects at varying stages, including Hayhurst (New Mexico), Hayhurst (Texas), Blue Hill, New Market, Shady Oaks II, Deerfield  II, Sandy Ridge II, Clearview, and Carvers Creek;  Obtained regulatory rate approvals in Georgia, New Brunswick, and California for a new integrated customer solution platform,  and obtained regulatory rate approval for a $35.5 million general distribution revenue increase for Empire Electric;  Obtained regulatory authorization for Empire Electric to issue $282.5 million in securitized utility bonds for costs associated with Storm Uri and the retirement of the Asbury coal fired plant; and  Provided leadership and strategic direction for all litigation and arbitration matters involving  the Corporation.  Ms. Tindale’s STIP award is weighted 60% on the Corporate Scorecard result, 20% on her Business Unit Scorecard result, and 20% on  her individual objectives and leadership performance. Based on Ms. Tindale's key contributions and accomplishments in 2022, the Board awarded a score of 100% for her individual objectives and leadership performance. Notwithstanding the Corporate Scorecard result and  Ms. Tindale's Business Unit Scorecard result and individual objectives and leadership performance score, the Board exercised discretion  to approve a 2022 STIP award of  $156,000, which was equal to 50% of her target award. The Board determined that the STIP award  appropriately balanced Ms. Tindale's contributions and accomplishments during 2022 with the Corporation's overall financial and TSR performance during the year.  Jennifer Tindale  Chief Legal Officer

Summary compensation table

The following table sets forth information concerning compensation earned from the Corporation by each of the NEOs for the years ended December 31, 2022, 2021, and 2020.

			Equity incentive plan compensation		Non-equity incentive plan compensation				
Name and principal position	Year	Salary	Share-based awards[1]	Option-based awards[2]	Annual incentive plans[3]	Long-term Incentive Plans	Pension value[4]	All other compensation	Total compensation
Arun Banskota CEO[5]	2022	$995,231	$3,439,000	$812,500	$0	-	$246,730	$17,047	$5,510,508
	2021	$966,808	$2,816,875	$605,625	$1,270,359	-	$259,452	$14,780	$5,933,899
	2020	$708,846	$3,345,082	$448,361	$1,068,582	-	$87,369	$15,000	$5,673,240
Darren Myers CFO[6]	2022	$223,462	$767,205[7]	-	$131,161	-	$26,874	$9,590	$1,158,292
	2021	-	-	-	-	-	-	-	-
	2020	-	-	-	-	-	-	-	-
Johnny Johnston COO	2022	$511,142	$542,250	$180,250	$167,375	-	$81,462	$19,656	$1,502,135
	2021	$488,813	$404,185	$134,728	$330,964	-	$118,660	$19,585	$1,496,935
	2020	$493,151	$396,260	$132,087	$335,526	-	$108,033	$17,859	$1,482,916
Jeff Norman CDO	2022	$513,631	$545,398	$181,300	$168,350	-	$61,014	$19,656	$1,489,349
	2021	$488,492	$403,920	$134,640	$354,074	-	$142,930	$19,585	$1,543,641
	2020	$483,077	$396,000	$132,000	$364,634	-	$113,405	$17,859	$1,506,975
Jennifer Tindale CLO	2022	$474,572	$505,280	$168,000	$156,000	-	$65,994	$17,351	$1,387,197
	2021	$443,714	$366,894	$122,298	$321,906	-	$126,114	$17,390	$1,398,316
	2020	$445,846	$359,700	$119,900	$333,902	-	$105,537	$17,859	$1,382,744
Arthur Kacprzak Former CFO[8]	2022	$501,677	$542,248	$180,250	$334,750	-	$91,348	$20,256	$1,670,529
	2021	$427,431	$240,975	$80,325	$293,385	-	$73,209	$20,185	$1,135,510
	2020	$336,185	$125,625	-	$160,311	-	$26,984	$9,260	$658,365

Footnotes to Summary Compensation Table

1. Amounts shown are the grant date values of (a) Common Shares issued under the ESPP as the Corporation's matching contributions (see "The employee share purchase plan" beginning on page 64) and (b) PSUs and RSUs awarded under the Share Unit Plan, each as calculated under the respective plan. Details are provided below.

   Algonquin awarded the number of PSUs to the NEOs shown in the table below. For 2022, the number reflects PSUs awarded in March as part of the annual compensation cycle, except for Mr. Myers whose PSUs were an on-hire grant in August. For 2021, the number reflects PSUs awarded in March as part of the annual compensation cycle. For 2020, the number reflects PSUs awarded in March as part of the annual compensation cycle and, for Mr. Banskota, PSUs awarded in August upon his appointment as CEO and, for Mr. Kacprzak, PSUs awarded in September upon his appointment as CFO. The number of PSUs that vest can vary from 0 to 237% of the original number of PSUs granted, depending on the Corporation's performance against the pre-established objectives over the three-year Performance Period and also dependent upon the TSR achieved by the Corporation over the three-year Performance Period relative to the TSR achieved by companies in a peer index (see "The Share Unit Plan" beginning on page 60).

   PSUs granted as dividend equivalents between the grant date and settlement date are not included in the numbers shown below.

	2022	2021	2020
Arun Banskota	132,544	86,539	73,599
Darren Myers	26,455	-	-
Johnny Johnston	29,406	19,251	21,381
Jeff Norman	29,578	19,239	21,367
Jennifer Tindale	27,408	17,475	19,408
Arthur Kacprzak	29,406	11,477	6,988

For purposes of compensation, the PSUs were valued using the market price of the Common Shares at the end of the quarter preceding the grant date, as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the PSUs were valued using the closing market price of the Common Shares on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2022 – August grant	$17.64	$18.04	$0.40
2022 – March grant	$18.39	$19.39	$1.00
2021 – March grant	$20.99	$19.85	$1.14
2020 – September grant	$17.63	$18.57	$0.94
2020 – August grant	$17.63	$18.47	$0.84
2020 – March grant	$18.53	$18.95	$0.42

74
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2023 Management Information Circular

Algonquin awarded the number of RSUs to the NEOs as shown in the table below. Pursuant to his employment agreement, Mr. Banskota was entitled to a make-whole grant of RSUs having an aggregate grant date value of $4,000,000. The awards comprising this make-whole grant were made in three tranches having grant date values of $2,000,000, $1,000,000, and $1,000,000, respectively. The three tranches vested on December 15, 2020, February 10, 2022 and February 10, 2023, respectively. The RSUs granted to Mr. Myers were an on-hire award that will vest on August 31, 2025. The number of RSUs that vest will vary due to the issuance of additional RSUs as dividend equivalents between the grant date and the settlement date. Those additional RSUs are not included in the numbers shown below.

Certain NEOs have elected to receive RSU awards under the Bonus Deferral Plan in lieu of a cash award for all or a portion of their annual incentive bonus. These bonus deferral RSUs are not shown in the table below as the cash bonus amounts deferred are included in the Summary Compensation Table under "Annual incentive plans" in the year for which the bonus was awarded.

	2022	2021	2020
Arun Banskota	54,381	47,631	107,915
Darren Myers	17,007	-	-
Johnny Johnston	-	-	-
Jeff Norman	-	-	-
Jennifer Tindale	-	-	-
Arthur Kacprzak	-	-	-

For purposes of compensation, the RSUs were valued using the market price of the Common Shares at the end of the quarter preceding the grant date as calculated under the Share Unit Plan. For purposes of financial statement disclosure, the RSUs were valued using the closing market price of the Common Shares on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per unit
2022 – August grant	$17.64	$18.04	$0.40
2022 – March grant	$18.39	$19.39	$1.00
2021 – March grant	$20.99	$19.85	$1.14
2020 – March grant	$18.53	$18.95	$0.42

2. Algonquin awarded the number of Options to the NEOs shown in the table below. Except in the case of Options awarded to Mr. Banskota in 2020, each award was made in March of the applicable year as part of the annual compensation cycle. Mr. Banskota's 2020 Option awards consisted of an initial grant of 153,301 Options in March and a subsequent grant of 51,615 Options in August following his appointment as CEO.

	2022	2021	2020
Arun Banskota	267,269	206,697	204,916
Darren Myers	-	-	-
Johnny Johnston	59,292	45,982	62,305
Jeff Norman	59,638	45,952	62,264
Jennifer Tindale	55,263	41,739	56,556
Arthur Kacprzak	59,292	27,414	-

The HRCC reviewed estimates of the value of the Options on the grant dates that were prepared by Mercer. For valuation purposes, Mercer used the Black-Scholes Option pricing model with the following assumptions and a 10% minimum value relative to the share price at the time of grant:

Year	Dividend yield	Volatility	Risk-free rate	Expected life (years)	Exercise price	Fair value
2022	4.6%	27.3%	2.3%	5.5	$19.11	$3.04
2022	4.3%	27.3%	1.1%	5.5	$19.64	$2.93
2021	4.1%	24.6%	0.6%	5.5	$16.70	$2.12

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per Option granted between the two models is presented in the following table:

Year	Grant date value for compensation purposes	Grant date value for financial statement disclosure	Difference per Option
2022	$3.04	$2.44	$0.60
2021	$2.93	$2.46	$0.47
2020	$2.12	$2.72	$0.60

Under Mercer's standard approach, the estimated life of the awards is based on a safe harbour methodology which is shorter in term than the assumed term for accounting purposes. This difference in life affects the calculation of volatility and resulting fair value.

3. The annual incentive plan amounts represent the annual bonus earned under the STIP for the relevant year. Amounts shown include, if applicable, the portion of the cash bonus for the year elected by the NEO to be received in RSUs under the bonus deferral program (details of the bonus deferral program are discussed on page 63).

4. Amounts shown are contributions made by the Corporation for the NEOs under the Pension Plan and SERP.

5. Mr. Banskota joined Algonquin as President on February 10, 2020 and was subsequently appointed CEO on July 17, 2020.

6. Mr. Myers was appointed CFO on August 31, 2022.

7. This amount is the aggregate grant date value for compensation purposes of the on-hire award to Mr. Myers of 26,455 PSUs ($466,667) and 17,007 RSUs ($300,000). The value of the PSU award was the pro-rata amount of his annual target LTIP award for 2022 based on his start date of August 31. The value of the RSU award was intended to reduce the gap between Mr. Myers's compensation levels at previous employers and his target total direct compensation at Algonquin.

8. Mr. Kacprzak served as CFO from September 18, 2020 to August 30, 2022 and as a consultant until December 31, 2022. Prior to September 18, 2020 Mr. Kacprzak was the Corporation's Senior Vice President and Deputy CFO.

75

The following table sets out in detail "All other compensation" earned by the NEOs as reported in the "Summary compensation table" on page 74.

Name	Year	Car allowance	Perquisites		Other	Total all other compensation
			Other perquisites[1]	Insurance premiums[2]		
Arun Banskota[3]	2022	$12,000	$2,305	$2,742	-	$17,047
	2021	$12,000	-	$2,780	-	$14,780
	2020	$10,154	$2,195	$2,651	-	$15,000
Darren Myers[4]	2022	$3,639	-	$5,951	-	$9,590
	2021	-	-	-	-	-
	2020	-	-	-	-	-
Johnny Johnston	2022	$11,400	$2,305	$5,951	-	$19,656
	2021	$11,400	$2,195	$5,990	-	$19,585
	2020	$11,400	-	$6,459	-	$17,859
Jeff Norman	2022	$11,400	$2,305	$5,951	-	$19,656
	2021	$11,400	$2,195	$5,990	-	$19,585
	2020	$11,400	-	$6,459	-	$17,859
Jennifer Tindale	2022	$11,400	-	$5,951	-	$17,351
	2021	$11,400	-	$5,990	-	$17,390
	2020	$11,400	-	$6,459	-	$17,859
Arthur Kacprzak[5]	2022	$12,000	$2,305	$5,951	-	$20,256
	2021	$12,000	$2,195	$5,990	-	$20,185
	2020	$2,815	-	$6,445	-	$9,260

1. Other perquisites include medical cost reimbursements, annual executive medical cost, health and fitness club membership, and tuition reimbursement.
2. Insurance premiums include life, disability, and medical reimbursement plan amounts.
3. Mr. Banskota joined Algonquin as President on February 10, 2020 and was subsequently promoted to President and Chief Executive Officer on July 17, 2020.
4. Mr. Myers was appointed CFO on August 31, 2022.
5. Mr. Kacprzak served as CFO from September 18, 2020 to August 30, 2022 and as a consultant until December 31, 2022.

ALGONQUIN | LIBERTY
76 2023 Management Information Circular

Outstanding Option-based awards

The following table describes all outstanding Option-based awards as at December 31, 2022 for each NEO.

Name	Number of Common Shares underlying Options	Option exercise price	Option expiration date	Value of unexercised in-the-money Options[1]
Arun Banskota CEO	153,301	$16.70	March 30, 2028	$0
	51,615	$18.24	March 30, 2028	$0
	206,697	$19.64	March 3, 2029	$0
	267,269	$19.11	March 22, 2030	$0
Darren Myers CFO	-	-	-	-
Johnny Johnston COO	75,166	$14.96	March 24, 2027	$0
	62,305	$16.70	March 30, 2028	$0
	45,982	$19.64	March 3, 2029	$0
	59,292	$19.11	March 22, 2030	$0
Jeff Norman CDO	41,511	$12.80	March 12, 2026	$0
	66,666	$14.96	March 24, 2027	$0
	62,264	$16.70	March 30, 2028	$0
	45,952	$19.64	March 3, 2029	$0
	59,638	$19.11	March 22, 2030	$0
Jennifer Tindale CLO	21,222	$14.96	March 24, 2027	$0
	37,704	$16.70	March 30, 2028	$0
	41,739	$19.64	March 3, 2029	$0
	55,263	$19.11	March 22, 2030	$0
Arthur Kacprzak Former CFO	27,414	$19.64	March 31, 2023[2]	$0
	59,292	$19.11	March 31, 2023[2]	$0

1. Values based on the closing price of Common Shares on the TSX on December 30, 2022 of $8.82.
2. Mr. Kacprzak's Transition Agreement (see page 80) provided that all of his outstanding Option awards would vest on December 31, 2022 and be exercisable for 90 days from that date.

Outstanding share-based awards

The following table describes all outstanding share-based awards[1] as at December 31, 2022 for each NEO.

Name	Number of shares or units of shares that have not vested[2]	Market or payout value of share-based awards that have not vested[3]	Market or payout value of vested share-based awards not paid out or distributed[4]
Arun Banskota CEO	238,004	$2,099,195	$1,261,877
Darren Myers CFO	45,275	$399,326	-
Johnny Johnston COO	52,858	$466,208	$219,230
Jeff Norman CDO	53,028	$467,707	$219,089
Jennifer Tindale CLO	48,774	$429,922	$198,997
Arthur Kacprzak Former CFO	-	-	$158,434[5]

1. Share-based awards include PSUs granted annually as part of long-term incentive compensation and PSUs and RSUs granted as on-hire awards.
2. Unvested share-based awards include share units issued as dividend equivalents during the period up to and including December 31, 2022.
3. The market or payout value of unvested PSU awards is calculated based on an assumed performance factor of 1.0 (or target performance) and the closing price of the Common Shares on the TSX on December 30, 2022 of $8.82.
4. Amounts represent the value of PSUs awarded in 2020 and which vested on December 31, 2022. The value shown is calculated based on the closing price of the Common Shares on the TSX on December 30, 2022 of $8.82. The number of PSUs vested was 74% of the number of original PSUs granted based upon performance factors achieved and the Corporation's TSR performance (see "The Share Unit Plan" beginning on page 60) and PSUs issued as dividend equivalents.
5. This amount represents the value as of December 31, 2022 of PSUs that vested on that date pursuant to the terms of Mr. Kacprzak's transition agreement (see "Transition agreement" on page 80).

77

Incentive plan awards – value vested or earned during the year

The following table describes all Option-based awards, share-based awards, and non-equity incentives that vested or were earned during 2022 for each NEO.

Name	Option-based awards value vested during 2022[1]	Share-based awards (PSU and RSU) value vested during 2022[1, 2]	Non-equity incentive plan compensation – value earned during 2022
Arun Banskota CEO	$0	$1,189,003	$0
Darren Myers CFO	$0	$0	$131,161
Johnny Johnston COO	$0	$669,359	$167,375
Jeff Norman CDO	$0	$292,895	$168,350
Jennifer Tindale CLO	$0	$272,803	$156,000
Arthur Kacprzak Former CFO	$0	$158,434[3]	$334,750

1. Option, PSU, and RSU values are based on the closing price of the Common Shares on the TSX on December 30, 2022 of $8.82.
2. The 2020 series PSU awards vested at a rate of 86% of the original PSUs granted, inclusive of additional PSUs granted as dividend equivalents. The vested value as a multiple of the original grant value was 40.9%. This decrease resulted from the following: the Corporation's performance during the three-year Performance Period, including its TSR performance, and the decline in share price at the end of the Performance Period compared to the beginning of the Performance Period, partly offset by the value of additional PSUs granted as dividend equivalents (see "The Share Unit Plan" beginning on page 60).
3. This amount represents the value as of December 31, 2022 of PSUs that vested on that date pursuant to the terms of Mr. Kacprzak's transition agreement (see "Transition agreement" on page 80).

Aggregate Option exercises during 2022 and 2022 Option values

The following table summarizes the number of Common Shares, if any, each NEO acquired pursuant to the exercise of Options in 2022, the aggregate value realized upon exercise, and the number of Common Shares covered by unexercised Options under the Stock Option Plan as at December 30, 2022.

			Unexercised Options at Dec. 31, 2022		Value of unexercised in-the-money Options at Dec. 31, 2022[1]	
Name	Number of shares for which Options were exercised	Aggregate value realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Arun Banskota CEO	-	$0	431,804	247,078	$0	$0
Darren Myers CFO	-	$0	-	-	$0	$0
Johnny Johnston COO	-	$0	168,126	54,855	$0	$0
Jeff Norman CDO	-	$0	220,956	55,075	$0	$0
Jennifer Tindale CLO	40,074	$103,012	65,099	50,755	$0	$0
Arthur Kacprzak Former CFO	-	$0	86,706	-	$0	$0

1.Value based on the closing price of the Common Shares on the TSX on December 30, 2022 of $8.82.

78 ALGONQUIN | LIBERTY
2023 Management Information Circular

 79  Employment arrangements  The Corporation and its subsidiary, Liberty Utilities (Canada)  Corp., have entered into an employment agreement with each NEO. All such employment agreements are collectively referred to as the "Employment Agreements" or individually as an “Employment Agreement”.  During 2022, the Corporation also entered into an agreement with Mr. Kacprzak governing the terms of his transition from the role of CFO to a consultant (the “Transition Agreement”). The terms of the Transition Agreement are summarized under  the heading “Transition Agreement” on page 80.  Termination for cause, resignation, resignation for good reason,  and change of control  Under the terms of the Employment Agreements, if a NEO is terminated for cause, he or she will not be entitled to any advance notice of termination or payment in lieu of notice. NEOs may resign at any time during the term  of their respective Employment Agreements by providing the contractually required prior written notice to the Corporation (this period is 120 days for the CEO and ranges from 60 to 90 days for the other NEOs). If an NEO resigns for "Good Reason" (as defined in an Employment Agreement), upon resignation the NEO will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreement, including payment  of accrued but unused vacation and expenses owing.  In the case of Mr. Banskota, pursuant to the terms of his Employment Agreement, he may resign for “Good Reason” if one of the following events occurs without his prior written consent: (i) a reduction of 20% or more to his salary or annual target bonus opportunity, other than  in connection with a reduction applicable to all similarly situated executives of the Corporation; (ii) a material adverse change in the scope of his responsibilities;  or (iii) the relocation of his principal place of work  by 50 miles or more from the current head office of the Corporation. In the event of his resignation within 30 days following one of these events (subject to a right to cure by the Corporation), then Mr. Banskota is entitled to receive compensation equal to the following: (i) a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) a lump-sum payment in lieu of  the contribution that the Corporation would have made for benefits, allowances, and pension contributions  for 24 months. In addition, all unvested PSUs that would have vested within 24 months will vest, and all unvested  Options that would have vested within 24 months will vest and be exercisable for 90 days. In the case of the vesting of PSUs on termination, the Employment  Agreement provides that actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance is  to be used for subsequent periods.  Mr. Banskota’s Employment Agreement also provides that if within 18 months following a change in control  of the Corporation, either (a) he resigns with Good Reason (as defined above), or (b) the Corporation terminates  his employment other than for cause, then Mr. Banskota is entitled to receive compensation equal to the following:  a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) a lump-sum payment in  lieu of the contribution that the Corporation would have made for benefits, allowances, and pension contributions for 24 months. In addition, all unvested PSUs will vest and all unvested Options will vest and be exercisable for 90 days. In the case of the vesting of PSUs on termination, the Employment Agreement provides that actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance is  to be used for subsequent periods.  In the case of Messrs. Myers, Johnston, and Norman and Ms. Tindale, if within 18 months following a change in control of the Corporation, either the executive’s employment  is terminated without cause or the executive elects to terminate his or her employment because, in the case of Messrs. Johnston and Norman and Ms. Tindale, there has been a material change in employment conditions or duties that would materially adversely affect the nature of his or her responsibilities that has not been cured by the Corporation after written notice, a material reduction in compensation, a change in location of work by more than 50 kilometers, or a material failure to provide benefits and perquisites substantially similar to those provided before the change in control, or in the case of Mr. Myers, because there has been a reduction of 20% or more in  his salary or annual target bonus opportunity (other than in connection with a reduction applicable to all similarly situated executives of the Corporation), a material adverse change in the scope of his responsibilities,  or a relocation of his principal place of business by 100 kilometers or more from the current head office of the Corporation, then these NEOs are entitled to receive compensation equal to the following: (i) a  lump-sum payment equal to 24 months of base salary for Mr. Myers or 18 months of base salary for the other executives (at the then applicable base salary rate);  a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension

 ALGONQUIN | LIBERTY  80 2023 Management Information Circular  contribution for the same period or a lump-sum payment in lieu thereof. In addition, all unvested PSUs will vest and all unvested Options will vest and be exercisable for 90 days and, in the case of Mr. Myers, the on-hire award of RSUs that he received, to the extent unvested, will vest. In all cases of the vesting of PSUs on termination, the  Employment Agreements provide that actual performance achieved is to be used to the extent calculable for periods prior to the termination date and target performance  is to be used for subsequent periods.  The Employment Agreements provide that a change of control occurs upon:  Any transaction or series of related transactions, whether or not the Corporation is a party thereto, after giving effect to which 50% or more of the Corporation’s voting power is owned, directly or indirectly, through one or more entities, by any person and its affiliates or by one or more groups acting in concert;  A sale, lease, or other disposition of all or substantially all of the assets of the Corporation, other than in connection with an internal reorganization; or  The Board adopts a resolution to the effect that, for the purposes of the Employment Agreement, a change of control has occurred, or that such a change of control is imminent, in which case the date of the change  of control shall be deemed to be the date specified in such resolution, provided that the change of control actually occurs.  A change of control does not occur where existing controlling Shareholder(s) continue to control more than 50% of the Corporation’s voting power through a new ownership structure.  Termination for reasons other than cause  Upon termination without cause, Messrs. Banskota and Myers are entitled to the following amounts in lieu of notice:  (i) a lump-sum payment equal to 24 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) a lump-sum payment  in lieu of the amount of contribution that the Corporation would have made for the costs of benefits, allowances, and pension contributions for 24 months. In addition,  all unvested RSUs will vest, all PSUs which would have vested within 24 months of the last day of employment will vest as described below, and all unvested Options which would have vested within 24 months of termination will vest and be exercisable for 90 days.  Upon termination without cause, Messrs. Johnston and Norman and Ms. Tindale are entitled to the following amounts in lieu of notice: (i) a lump-sum payment equal to 18 months of base salary (at the then applicable base salary rate); (ii) a lump-sum payment equal to the target annual incentive payment for the same period; and (iii) continuation of benefits, allowances, and pension contributions for 18 months or lump-sum payment  in lieu thereof. In addition, all unvested PSUs which would have vested within 18 months of termination will vest as described below, and all unvested Options which would have vested within 18 months of termination will vest and be exercisable for 90 days. The Employment Agreements provide that, in the case of the vesting of PSUs on termination, actual performance achieved is to be used to the extent calculable for periods prior  to the termination date and target performance is to be used for subsequent periods.  Transition agreement  Mr. Kacprzak served as CFO until August 30, 2022 and as a consultant until December 31, 2022. To facilitate an  orderly transition of his CFO responsibilities, the Corporation entered into the Transition Agreement with Mr. Kacprzak, the key terms of which are set out below.  Mr. Kacprzak received a lump sum payment of $1,005,375 representing 14 months’ of base salary, car allowance, and STIP award based on his target award for 2022. He received an additional lump sum payment of $128,608 in lieu of benefits, Pension Plan, and SERP contributions that would have otherwise been made during the 14 months after the end of his employment. Mr. Kacprzak was paid $27,731 for accrued and unused vacation and up to $20,000 (exclusive of applicable taxes) for executive coaching services.  The Transition Agreement provided that any unvested PSUs awarded to Mr. Kacprzak that would have vested by June 30, 2024 vested on December 31, 2022. The performance criteria applicable to such PSUs were determined based on actual performance up to December 31, 2022 and target performance for periods  after that date, including with respect to the TSR modifier. The Transition Agreement also provided that any unvested Options awarded to Mr. Kacprzak that would have vested by June 30, 2024 vested on December 31, 2022 and  were exercisable for 90 days from that date.  Except with respect to minimum entitlements under employment standards legislation, the payments and benefits provided to Mr. Kacprzak under the Transition Agreement are subject to his compliance with the terms and conditions of his Employment Agreement and the Transition Agreement, including covenants with respect to confidentiality, non-solicitation, and non-competition.

Summary termination table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2022 and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the incremental amounts shown below. The amounts shown for Mr. Kacprzak are the actual amounts received.

Name	Type of termination	Salary entitlement	Bonus entitlement	Options[1]	Share-based awards[1]	Benefits	Total payout
Arun Banskota CEO	Termination without cause	$2,000,000	$2,500,000	$0	$3,166,071	$527,544	$8,193,625
	Termination upon change of control	$2,000,000	$2,500,000	$0	$3,166,071	$527,544	$8,193,625
Darren Myers CFO	Termination without cause	$1,400,000	$910,000	$0	$243,070	$72,929	$2,626,000
	Termination upon change of control	$1,400,000	$910,000	$0	$399,326	$72,929	$2,782,255
Johnny Johnston COO	Termination without cause	$772,500	$502,125	$0	$351,627	$151,677	$1,777,929
	Termination upon change of control	$772,500	$502,125	$0	$628,434	$151,677	$2,054,736
Jeff Norman CDO	Termination without cause	$777,000	$505,050	$0	$351,398	$121,004	$1,754,452
	Termination upon change of control	$777,000	$505,050	$0	$629,827	$121,004	$2,032,882
Jennifer Tindale CLO	Termination without cause	$720,000	$468,000	$0	$319,169	$125,017	$1,632,187
	Termination upon change of control	$720,000	$468,000	$0	$577,172	$125,017	$1,890,189
Arthur Kacprzak Former CFO	Termination without cause	$600,833	$390,542	$0	$158,434	$162,608	$1,312,417
	Termination upon change of control	N/A	N/A	N/A	N/A	N/A	N/A

1. The value of Options and share-based awards is calculated based on the closing price of the Common Shares on the TSX on December 30, 2022 of $8.82. Share-based awards include PSUs and RSUs.

Indebtedness of directors and others

No current or former Directors or officers of Algonquin, or any of its subsidiaries had any loans with Algonquin or any of its subsidiaries at any time in 2022.

81

ALGONQUIN | LIBERTY  2023 Management Information Circular  82  Shareholder proposals  Persons entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal at that meeting must submit their proposal between January 22 and March 21, 2024.  Shareholder engagement  Maintaining a dialogue with Shareholders is important, especially on topics like governance and compensation practices. We recognize the importance of strong  and consistent engagement with our Shareholders. Shareholders can participate in the annual meeting and pose questions to management. They can also learn more about the Corporation through the following:  Webcasts of our quarterly earnings conference calls with research analysts;  Webcasts of our annual Investor Day and Sustainability Day for analysts and institutional investors with presentations by our executives;  Executive presentations at institutional and industry conferences; and  Investor road shows in Canada, Europe, and the U.S.  We also receive feedback through:  The advisory vote on our approach to executive compensation;  A dedicated address for email inquiries; and  Periodic analyst and institutional shareholder participation in perception studies that  are administered by a third party.  Shareholders who are interested in directly engaging with the Board can confidentially write to the Chair of the Board at:  Board Office  Algonquin Power & Utilities Corp. 354 Davis Road, Suite 100 Oakville, Ontario, Canada L6J 2X1  Email:  Board@APUCorp.com  Additional information  Copies of the Corporation’s financial statements for the year ended December 31, 2022, together with the report of the auditor thereon, MD&A, the interim financial statements of the Corporation for periods subsequent  to the end of the Corporation’s last fiscal year, the current AIF (together with any document incorporated therein  by reference) of the Corporation, and this Circular are available upon request to the Vice President, Investor Relations by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 Schedule “A”  Algonquin Power & Utilities Corp.  Mandate of the  Board of Directors  PURPOSE  The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of  the Corporation. The Board, directly and through its committees, shall manage, or supervise  the management of, the business and affairs of the Corporation.  MEMBERSHIP, ORGANIZATION AND MEETINGS  General -  The organization of the Board, including the number and qualifications of directors, residency requirements, quorum requirements, meeting procedures, and notice requirements are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws  (the “By-Laws”), as amended and restated from time to time, and by the Canada Business Corporations Act, subject to any exemptions or relief that may be granted from  such requirements.  Independence -  The Board shall periodically determine the independence of each director. For this purpose, a director shall be considered independent  if such director:  is not an officer or employee of the Corporation or any of the Corporation’s subsidiary entities or affiliates; and  is independent as determined in accordance with sections 1.4 and 1.5 of National Instrument 52-110 and other applicable laws and regulations.  Independence of Chair of the Board –  The Chair of the Board shall be an independent director. The Chair of the Board shall act as the effective leader of the Board and set the Board’s agenda with a view to assisting the Board  in successfully carrying out its duties.  Access to Management and Outside Advisors - The Board shall have unrestricted access to management and employees of the Corporation and its subsidiary entities. The Board may retain, at the expense of the Corporation, such external legal or other professional advisors on such terms as the Board may determine appropriate and may set and pay the respective compensation  of such advisors without consulting or obtaining the approval of any officer of the Corporation.  The Corporation shall provide appropriate funding, as determined by the Board, for payment of compensation of any advisor retained by  the Board.  Secretary and Minutes -  The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of  the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.  Meetings Without Management -  At each meeting of the Board, the independent directors shall, under the oversight of the Chair of the Board, meet for a portion of the meeting without management and non-independent directors being present.  I

 ELECTION OF DIRECTORS  Majority Voting –  The annual election of directors is based on a majority voting standard in accordance with the Canada Business Corporations Act.  Annual Elections –  All directors stand for election by the Corporation’s shareholders annually.  FUNCTIONS AND RESPONSIBILITIES  The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Articles, the By-Laws and all applicable laws, regulations and listing requirements.  Strategic Planning  Strategic Plans -  The Board shall periodically review and, as appropriate, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management.  In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues,  and significant business practices.  Business Plans -  The Board shall review and, as appropriate, approve the Corporation’s annual business plans and budgets.  Monitoring -  The Board shall periodically review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, as appropriate, approve any material amendments to,  or variances from, these plans.  Capital and Finance  Capital Plans -  The Board shall review on a periodic basis management’s capital funding plans, including timing, liquidity considerations, cost of capital, ongoing and projected capital requirements, types of instruments and financing models to be utilized, and balance sheet management activities.  b. Finance Structures and Plans –  The Board shall review on a periodic basis  the financing and holding company structures and asset financing plans used by management to acquire, hold or operate assets and/or utilized in partnerships and joint ventures  with third parties.  4.3 Risk Management  General -  The Board, with the assistance of the Risk Committee (with respect to risks related to business and operations) and the Audit  Committee (with respect to matters relating to financial and accounting controls and risks), shall periodically review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review  the implementation by management of systems to manage these risks, and review reports by management relating to the operation of and any material deficiencies in these systems.  Verification of Controls -  The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial, and business control and information systems have been established by management and that the Corporation  is applying appropriate standards of corporate conduct for these controls.  Legal Matters –  The Board shall receive written or verbal reports on all significant legal matters (including litigation, regulatory investigations and inquiries,  and changes to applicable laws and regulations) that would reasonably be expected to have  a significant effect on the Corporation.  4.4 Human Resource Management  General -  The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the Corporation’s approach to human resource management and executive compensation and shall approve the compensation of the Chief Executive Officer and other executives.  Succession Review -  The Board, with the assistance of the Human Resources and Compensation Committee, shall periodically review the succession plans for the Chief Executive Officer and senior management, including the appointment, training, and monitoring of such persons.  ALGONQUIN | LIBERTY  II 2023 Management Information Circular

 c. Integrity of Senior Management -  The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management and that senior management strives to create a culture of integrity throughout the Corporation.  4.5 Corporate Governance  General -  The Board shall, in conjunction with the Corporate Governance Committee, periodically review the Corporation’s approach to corporate governance and this Mandate and approve changes to this Mandate as appropriate.  Board Independence -  The Board shall, in conjunction with the Corporate Governance Committee, periodically evaluate the independence of directors  and the Board's ability to act independently from management in fulfilling its duties.  Ethics Reporting -  The Board, or an appropriate committee of the Board, shall periodically review reports provided by management relating to compliance with, or material deficiencies in, the Corporation’s Code of Business Conduct and Ethics.  4.6 Financial Information  General -  At least annually, the Board shall,  in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.  Integrity of Financial Information -  The Board shall, in conjunction with the Audit Committee, review the integrity of the  Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.  Financial Statements –  The Board shall review the recommendations of the Audit Committee with respect to the interim and annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to shareholders, as well as any associated earnings release and, as appropriate, approve such financial statements, MD&A, and earnings releases.  4.7 Communications and Disclosure  General -  The Board, in conjunction with management, shall periodically review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s shareholders.  Disclosure Policies and Procedures – The Board shall periodically review management's compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies  and procedures.  Disclosure -  The Board shall review and, as appropriate, approve any prospectus, annual information form (including Form 40-F), management information circular or news release containing earnings guidance prior to  its public release or filing.  4.8 Committees of the Board  Board’s Committees -  The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Risk Committee and the Human Resources and Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees, dispose of any committee or merge any committee of the Board with any other committee of the Board.  Committee Mandates -  The Board has approved mandates for each committee and shall approve a mandate for each new standing committee of the Board. The Board shall periodically review and, taking into account recommendations  of the Corporate Governance Committee and the Chair of the Board, approve material changes to each mandate.  Delegation to Committees -  The Board has delegated the matters set out in each committee’s mandate to that committee.  III

 Consideration of Committee Recommendations -  The Board shall consider for approval the matters delegated for review and recommendation to committees of the Board.  Board/Committee Communication -  To facilitate communication between  the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.  RESPONSIBILITIES OF INDIVIDUAL DIRECTORS  Responsibilities Set out in the Mandate –  A director shall review and participate  in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this Mandate.  Meeting Preparation and Attendance –  In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:  review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;  attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which  a director serves; and  attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).  Assessment –  A director shall participate in such processes  as may be established by the Board for assessing the Board, its committees and individual directors.  Service on Other Boards -  Directors may serve on the boards of other organizations so long as these commitments  do not materially interfere with and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board  of any other organization.  5.5 Other Responsibilities –  A director shall perform such other functions  as may be delegated to that director by the Board or any committee of the Board from time to time.  OWNERSHIP GUIDELINES  Director Equity Ownership Guidelines –  All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the shareholders. The Corporation has adopted a Non-Employee Director Equity Ownership Guideline, which applies to directors who are not employees of the Corporation, and an Executive Equity Ownership Guideline, which applies to directors who are employees of the Corporation, which together require each director or covered executive to maintain a specified level  of equity ownership.  ORIENTATION, SELF-ASSESSMENT AND EVALUATION  Each director shall participate in orientation and continuing education programs developed for the Board. Directors are encouraged to participate in external education sessions to assist them  in performing their duties as directors.  The Board, along with the Corporate Governance Committee, shall conduct regular assessments of the overall effectiveness of the Board, its committees, the Chair of the Board and the Chairs of the committees of the Board taking into consideration the relevant mandates and terms of reference.  The Board shall also conduct an assessment of the contributions of individual directors.  The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed  by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.  8. CURRENCY OF MANDATE  This Mandate is effective as of March 16, 2023.  ALGONQUIN | LIBERTY  IV 2023 Management Information Circular

 Schedule “B”  Description of the Directors’ Deferred Share Unit Plan  The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the Corporate Governance Committee may impose, a Director who is not an employee of the Corporation or an affiliate of the Corporation (an “Eligible Director”) may elect to receive his or her Annual Cash Remuneration (as defined below) in the form of DSUs, cash, or any combination of DSUs and cash.  An Eligible Director’s “Annual Cash Remuneration” is all  of the amounts ordinarily payable in cash to such Director in respect of the services provided by such Director to the Corporation as a member of the Board in a calendar year (including any annual retainers and fees for serving as the chair or a member of a Committee, but excluding meeting fees and travel fees).  All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a quarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be paid in the form of DSUs by the Fair Market Value of the Common Shares on the conversion date. For the purposes of the DSU Plan, the “Fair Market Value”  of the Common Shares is the volume-weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question.  On each payment date for dividends paid on Common Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.  Each Eligible Director shall be entitled to redeem his or her DSUs following the date upon which he or she ceases to hold any position as a Director or a director  of the Corporation’s affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the Eligible Director (the “Termination Date”). The Eligible Director may elect up to two separate dates, between the Termination Date and December 15  of the year following the year in which the Termination  Date occurs, as of which either a portion or all of the DSUs credited to such Eligible Director’s account shall be redeemed (each such date being an “Entitlement Date”). For Directors resident or a citizen of the U.S. (each,  a “U.S. Director”), such election must be made at the same time as the U.S. Director elects to receive DSUs.  In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan  with respect to U.S. Directors and elections by U.S. Directors under the DSU Plan, so as to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986,  as amended and applicable regulations thereunder.  Where an Eligible Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which such Director’s Termination Date occurs (subject to extension, to no later than December 31 of such year,  in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the Director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a  U.S. Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occurs or, if later, the 15th day of the third month following such U.S. Director’s date of death.  An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the  Fair Market Value of the Common Shares on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement  of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Common Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.  V

 Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.  The Board may, without Shareholder approval, amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:  any approvals required under applicable law or the applicable stock exchange rules are obtained;  Shareholder approval will be sought where the proposed amendment results in:  an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan;  a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan;  a change in the term of any DSUs;  a change in the vesting provisions of the DSU Plan; or  an amendment to the amending provisions of the DSU Plan; and  no such amendment shall, without the consent of an Eligible Director or unless required by law, adversely affect the rights of such Eligible Director with respect to any amount in respect of which such Eligible Director has then elected to receive DSUs or DSUs which such Eligible Director has then been granted under the DSU Plan.  The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term  is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, issued within a one-year period, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, shall not exceed 10% of the total number  of outstanding Common Shares.  ALGONQUIN | LIBERTY  2023 Management Information Circular  VI

 Schedule “C”  Description of the Stock Option Plan  Under the Stock Option Plan:  subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board  (or a committee of the Board) from time to time;  subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances be lower than the “Market Price” (being the five-day volume-weighted average trading price on the TSX) of the Common Shares on the date on which the Board approves  the grant of the Option;  the term of an Option shall not exceed 10 years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell the Common Shares issuable pursuant to an exercise of Options, due  to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within 10 business days  after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Period;  Options will be personal to the grantee and will be nontransferable and non-assignable, except in certain limited circumstances;  the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities-based compensation arrangement, shall be 10% of the Common Shares outstanding  at the time of the grant;  the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other securities-based compensation arrangements within a one-year period shall be 10% of the Common Shares outstanding at the time of the issuance;  participation in the Stock Option Plan by non-employee Directors shall be limited to the lesser of (i) a reserve  of 1% of the issued and outstanding Common Shares from time to time for non-employee Directors as a group and (ii) an annual equity award value under the Stock Option Plan of $100,000 per non-employee Director (no Options have ever been granted to non-employee Directors);  the Corporation may withhold from amounts payable to an Optionee such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of  tax or other required deductions with respect to Options, and the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf  of any Optionee (or causing an Optionee to sell) Common Shares issuable under an Option or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and  If the Corporation restates its financial results, any unexercised Options may be cancelled at the  discretion of the Board (or the HRCC) in accordance with the terms of the Corporation’s clawback policy.  The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any  time by the Board or the terms of any Option agreement or employment agreement with respect to any Option  or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such  Option ceasing to be an Eligible Person.  Where an Optionee (other than a “Service Provider”, as defined in the Stock Option Plan) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested Options shall immediately be forfeited and the Optionee’s vested Options may be exercised for 30 days after the date of resignation or termination.  Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or  VII employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested Options may be exercised within 90 days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held  by the Optionee at the Board’s discretion. The Board has adopted a Board Approved Retirement Guideline pursuant to which vesting of Options awarded to certain eligible individuals may under certain circumstances continue  to vest in connection with a Board Approved Retirement for a period no longer than two years post-retirement.  The extension of the vesting period is subject to certain conditions set out in the guideline, including a requirement to continue to hold a specified amount of equity investment in the Corporation for a period following retirement.  If an Optionee (other than a Service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of the Stock Option Plan, but no additional grants of Options may be made to the Optionee.  If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.  All Options granted to Service Providers terminate in accordance with the terms, conditions and provisions of the associated Option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.  Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common  Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.  The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval, provided that:  approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:  amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;  increase to the maximum number or percentage of securities issuable under the Stock Option Plan;  iii.  reduction of the Option price, or cancellation  and re-issuance of Options or other entitlements, of Options granted under the Stock Option Plan;  extension of the term of Options beyond the original expiry date;  change in Eligible Persons that may permit the introduction or reintroduction of non-employee Directors on a discretionary basis;  increase to the limit imposed on  non-employee Director participation set out in the Stock Option Plan;  allowance of Options granted under the  Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or  amendment to the Stock Option Plan’s amendment provisions; and  b) the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.  Notwithstanding the other provisions of the Stock Option Plan, if:  the Corporation proposes to amalgamate, merge or consolidate with any other corporation  (other than a wholly owned affiliate) or to liquidate, dissolve or wind-up;  an offer to purchase or repurchase all of the Common Shares shall be made to all Shareholders which offer has been approved or accepted by the Board; or  the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety,  or substantially as an entirety so that the Corporation shall cease to operate any active business;  then the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of  all such Options, whether or not vested, within the 20-day period following the date of such notice and to determine that upon the expiration of such 20-day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.  The TSX Company Manual requires the Stock Option Plan to be put before Shareholders for re-approval within three years of the date of the last meeting of Shareholders at which the plan was approved and every three years thereafter. The Stock Option Plan was most recently approved by Shareholders on June 2, 2022.  ALGONQUIN | LIBERTY  2023 Management Information Circular  VIII

 Schedule “D”  Description of the Share Unit Plan  The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates, except that in respect of any grants made to such designated executives (including the NEOs), the committee designated as the administrator is the HRCC (in either case, referred to below as the “Plan Committee”).  PSUs and RSUs may be granted under the Share Unit Plan. In the case of PSUs, the Plan Committee may determine performance criteria that may increase or decrease the number of PSUs that vest after the Performance Period depending on achievement relative to the performance criteria targets. RSUs are not subject to performance criteria and are time vested.  Awards granted under the Share Unit Plan are made by reference to a specified dollar value (the “Award Value”). The number of PSUs or RSUs granted to a participant is determined by dividing the Award Value by the Market Value (as defined below) of the Common Shares as of the end of the calendar quarter immediately preceding the grant date, rounded down to the next whole number.  The “Market Value” for purposes of the Share Unit Plan is, except in the case of a change of control of the Corporation, (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five trading days preceding the date in question, or (ii) if the Common Shares are not traded  on a stock exchange, the fair market value of the Common Shares as determined by the Plan Committee. Vested PSUs and RSUs may be settled at the option of the Corporation in (i) Common Shares issued from treasury, (ii) Common Shares purchased on the secondary market, or (iii) cash.  Any payment in cash to settle a vested PSU or RSU  is based on the Market Value of the Common Shares on the vesting date.  Awards under the Share Unit Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in the number of Common Shares reserved for issuance to insiders (as defined in the TSX Company Manual) under such plan, together with Common Shares reserved for issuance to insiders under all other securities-based compensation arrangements (as defined in the TSX  Company Manual), exceeding 10% of the issued and outstanding Common Shares; or (ii) the issuance  to insiders, within a one-year period, of a number of Common Shares under such plan, together with  Common Shares that may be issued to insiders under all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares (collectively, the “Insider Participation Limit”). Other than the Insider Participation Limit, there is no maximum number of Common Shares that may be issued to any one individual under the Share Unit Plan.  Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of such participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death. The Board has adopted  a Board Approved Retirement Guideline pursuant to which vesting of PSUs awarded to certain eligible individuals may under certain circumstances continue to vest in connection with a Board Approved Retirement for a period no longer than two years post-retirement. The extension of the vesting period is subject to certain conditions set out  in the guideline, including a requirement to continue to hold a specified amount of equity investment  in the Corporation for a period following retirement.  Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of  at least 90 days prior to the vesting date, such participant’s PSUs and RSUs will continue to be eligible for vesting,  but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the vesting date.  Where the leave of absence extends beyond the vesting date and the participant fails to return to full-time employment within 180 days after such vesting date, no PSUs or RSUs that would otherwise  have vested will vest, and the participant will receive no payment or compensation therefor.  IX

 Unless otherwise determined by the Plan Committee or except as otherwise provided in an agreement with  a participant, if prior to the vesting date a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates  his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest on the vesting date will vest, and such participant  will receive no payment or compensation therefor.  Unless otherwise determined by the Plan Committee or otherwise provided in an agreement between the Corporation and a participant, the occurrence  of a change of control of the Corporation will not result in the vesting of PSUs or RSUs provided that (i) such unvested PSUs and RSUs continue to vest in accordance with the terms of the Share Unit Plan and relevant award agreement, and (ii) the entity that acquires control of,  or otherwise becomes a successor to, the Corporation agrees to assume the obligations of the Corporation in respect of such PSUs and RSUs. Except where a successor entity provides participants with a substantially equivalent award on certain prescribed terms, the Plan Committee has discretion to cancel all outstanding PSUs and RSUs upon a change of control and to determine that the value of all such awards will be paid out in cash in an amount based on the price at which the Common Shares are valued for the purposes of the transactions giving rise  to the change of control.  The assignment or transfer of PSUs or RSUs, or any other benefits under the Share Unit Plan, is not permitted, other than by operation of law.  The Share Unit Plan may be amended or terminated at any time by the Plan Committee in whole or in part, provided that:  no amendment of the Share Unit plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to  the date of the amendment;  no amendment of the Share Unit Plan will be effective unless such amendment is approved by the TSX; and  c) approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders shall be obtained for any:  iii.  vii.  amendment for which, under the requirements of the TSX or any applicable law, Shareholder approval is required;  reduction of the purchase price of Common Shares issued or purchased to settle awards granted under the plan or the cancellation and re-issuance of awards under the plan;  extension of the term of an award under the plan beyond the original expiry date of the award;  amendment to remove or exceed the Insider Participation Limit;  increase to the maximum number of Common Shares issuable from treasury under the plan;  amendments to eligible participants that may permit the introduction of non-employee Directors on a discretionary basis;  allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or  viii. amendment to the amendment provision of the plan.  ALGONQUIN | LIBERTY  2023 Management Information Circular  X

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 Corporate info  Canadian Transfer Agent: TSX Trust Company (Canada) 300-100 Adelaide Street West Toronto, Ontario,  Canada M5H 1S3  U.S. Transfer Agent:  AST American Stock Transfer & Trust Company, LLC  6201 15th Avenue Brooklyn, New York 11219  Auditors:  Ernst & Young LLP Toronto, Ontario  The Toronto Stock Exchange:  AQN, AQN.PR.A, AQN.PR.D  The New York Stock Exchange:  AQN, AQNA, AQNB, AQNU  Stay connected!  Greater Toronto Headquarters: 354 Davis Road,  Oakville, Ontario, Canada L6J 2X1  905-465-4500  AQN_Utilities  www.linkedin.com/company/algonquin-power-&-utilities-corp  algonquinpowerandutilities.com